Exhibit 99.1

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

To be held on

Wednesday, May 1, 2024 at 10:30 a.m. (Eastern Time)

held virtually via live webcast online at

https://virtual-meetings.tsxtrust.com/en/1642

Record Date: March 12, 2024

MANAGEMENT PROXY CIRCULAR

March 28, 2024

To receive the Notice of Meeting, Management Proxy Circular and Form of Proxy for the meeting in French, please contact Ms. Josée Gagnon, Vice President, Legal Affairs and Corporate Secretary, by letter addressed to Nouveau Monde Graphite Inc., 481, Brassard Street, Saint-Michel-des-Saints (Québec) J0K 3B0 or by e-mail at: jgagnon@nmg.com, or consult such documents under Nouveau Monde Graphite Inc.’s profile on the SEDAR+ website at www.sedarplus.ca.

TABLE OF CONTENTS

A.	VOTING INFORMATION	8
	PROXY SOLICITATION	8
	NOMINATION OF PROXYHOLDERS	8
	EXERCISE OF VOTING RIGHTS BY PROXYHOLDERS	9
	RIGHT TO REVOKE PROXIES	10
	SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS	10
	SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING	11
	QUORUM	13
B.	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	13
C.	VOTING SECURITIES AND PRINCIPAL HOLDERS	13
D.	BUSINESS OF THE MEETING – THE RELATED PARTY PRIVATE PLACEMENTS	15
	BACKGROUND	15
	RECOMMENDATION OF THE BOARD	18
	REASONS FOR THE RECOMMENDATION OF THE BOARD	18
	RELATED PARTY TRANSACTIONS – REGULATION 61-101 AND TSXV POLICY 5.9	21
	TSXV APPROVAL	29
	RISK FACTORS	29
E.	BUSINESS OF THE MEETING – THE CREATION OF NEW CONTROL PERSONS	30
	BACKGROUND	30
	TSXV RULES – CREATION OF NEW CONTROL PERSONS	31
	INFORMATION WITH RESPECT TO MITSUI, GM AND PANASONIC	32
	RECOMMENDATION OF THE BOARD	32
	REASONS FOR THE RECOMMENDATION OF THE BOARD	33
F.	EXPENSES OF THE TRANSACTIONS	33
G.	SUMMARY OF THE MATERIAL AGREEMENTS	33
	SUBSCRIPTION AGREEMENTS	33
	WARRANTS	39
	INVESTOR RIGHTS AGREEMENT	40
	REGISTRATION RIGHTS AGREEMENTS	44
H.	DESCRIPTION OF THE COMMON SHARES	45
I.	OWNERSHIP OF SECURITIES OF NMG	45
J.	TRADING PRICE AND VOLUME OF COMMON SHARES	46
K.	PREVIOUS PURCHASES AND SALES	47
L.	PREVIOUS DISTRIBUTIONS	48
M.	DIVIDEND POLICY	52
N.	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	52
O.	AUDITOR	52
P.	ADDITIONAL INFORMATION	52

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NOUVEAU MONDE GRAPHITE INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/en/1642, on Wednesday, May 1, 2024 at 10:30 a.m. (Eastern Time) for the following purposes:

1.

to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “A” of the enclosed management proxy circular (the “Circular”)) authorizing, among other things, the Corporation to issue to Mitsui & Co., Ltd (“Mitsui”) 12,500,000 common shares in the capital of the Corporation (each, a “Common Share”), on a private placement basis, at a price of US$2.00 per Common Share and 12,500,000 Common Share purchase warrants of the Corporation (each a “Warrant”), to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$25 million issued to Mitsui on November 8, 2022, as more particularly described in the Circular;

2.

to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “B” of the Circular) authorizing, among other things, the Corporation to issue to Pallinghurst Bond Limited (“Pallinghurst”) 6,250,000 Common Shares, on a private placement basis, at a price of US$2.00 per Common Share, and 6,250,000 Warrants, to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$12.5 million issued to Pallinghurst on November 8, 2022, as more particularly described in the Circular;

3.

to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “C” of the Circular) to approve the creation of a new control person of the Corporation, being Mitsui, as more particularly described in the Circular;

4.

to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “D” of the Circular) to approve the creation of a new control person of the Corporation, being General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co., as more particularly described in the Circular;

5.

to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “E” of the Circular) to approve the creation of a new control person of the Corporation, being Panasonic Holdings Corporation, as more particularly described in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Circular and proxy form for the Meeting are attached to this notice.

Montréal, Québec, March 28, 2024

By order of the board of directors of the Corporation,

/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary

Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or voting instruction form for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:30 a.m. (Eastern Time) on April 29, 2024 or 48 hours, excluding Saturday, Sunday or a holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-595-9593; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online using the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the Circular and carefully follow the directions given by your intermediary.

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in the context of a solicitation of proxies by the management of Nouveau Monde Graphite Inc. (the “Corporation” or “NMG”) for the special meeting (the “Meeting”) of holders of common shares of NMG (the “Shareholders”) to be held on Wednesday, May 1, 2024 at 10:30 a.m. (Eastern Time) in a virtual-only meeting format, by way of a live webcast at https://virtual-meetings.tsxtrust.com/en/1642 for the purposes set forth in the foregoing notice of Meeting (the “Notice”) and at any adjournment thereof.

All references to “Common Shares” in this Circular refer to common shares in the capital of NMG. If you hold Common Shares as of March 12, 2024 (the “Record Date”) through a nominee, broker, investment dealer, bank, trust corporation or other intermediary, you are a Beneficial Owner (as defined below) and are entitled to receive notice of, attend and vote at the Meeting as further described in this Circular.

All dollar amounts indicated herein (including those referred to as “US$”) are stated in United States dollars, unless otherwise indicated. References to “C$” and “CAD” are to the lawful currency of Canada. On March 27, 2024, the Bank of Canada daily exchange rate was US$1.00 = CAD$1.3587 or CAD$1.00 = US$0.7360.

The information contained in this Circular is given as at March 28, 2024, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and United States securities laws (collectively, “forward-looking statements”), which relate to future events or future performance, and are based on management’s assumptions, expectations, estimates and projections as at the date of this Circular. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. Forward-looking statements contained in this Circular may include, but are not limited to, statements and comments with respect to (i) the reasons of the board of directors of the Corporation for determining that the Related Party Private Placements (as defined below) are in the best interests of NMG, approving the Related Party Private Placements and recommending that Shareholders approve each of the resolutions to be considered at the Meeting, (ii) the expected benefits from the completion of the Related Party Private Placements and in connection with the creation of new control persons, being Mitsui & Co., Ltd (“Mitsui”), General Motors Holdings LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”), (iii) the use of proceeds of the Related Party Private Placements, (iv) the anticipated timing and various steps to be completed in connection with the Related Party Private Placements, including receipt of Shareholder and final TSXV (as defined below) approval in connection therewith, (v) the anticipated timing of closing of the Related Party Private Placements, (vi) the start of commercial operation of the Bécancour Battery Material Plant (as defined below) and the Matawinie Mine (as defined below), the planned construction of the Bécancour Battery Material Plant and Matiwinie Mine and the development of the Uatnan Project (as defined below), (vii) a positive final investment decision and closing of project financing, (viii) receipt of any regulatory approvals and permits in respect of any of the Corporation’s initiatives, (ix) completion of the potential tranche 2 equity investments from GM and Panasonic, (x) the Corporation’s projection of becoming North America’s largest fully integrated active anode material producer, (xi) the Corporation’s relationship with its stakeholders, including First Nations, communities, suppliers, contractors and employees, (xii) the positive impact of the foregoing on project economics and shareholder value, (xiii) the realization of the condition precedents of the Offtake Agreements (as defined below) and their entry into force, (xiv) the intended supply of active anode material to GM and Panasonic Energy Co., Ltd., a wholly owned subsidiary of Panasonic and expected volume of active anode material per year, (xv) the Corporation’s planned all-electric operations, (xvi) the intended production of eco-friendly advanced materials, (xvii) trends in legislation, consumer preferences, industry standards, markets and technology, (xviii) the intended results of the initiatives described in this Circular and (xix) those statements which are discussed in this Circular which essentially describe the Corporation’s outlook and objectives. Such forward-looking statements are not guarantees of future performance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic, competitive and other uncertainties, risks and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including: (i) that the Related Party Private Placements will be completed on the terms, and with the timing, currently contemplated, (ii) that all conditions to the completion of the Related Party Private Placements, including Shareholder and final TSXV approval will be satisfied or waived, (iii) whether the common share purchase warrants of the Corporation (the “Warrants”) issued to each of GM, Panasonic and Mitsui will, in accordance with their terms, be exercised or not and the timing of such exercise, (iv) current technological trends, (v) the business relationship between the Corporation and its stakeholders, (vi) the ability to operate in a safe and effective manner, (vii) the timely delivery and installation at estimated prices of the equipment supporting the production, (viii) assumed sale prices for graphite concentrate, (ix) the accuracy of any mineral resource estimates, (x) future currency exchange rates and interest rates, (xi) political and regulatory stability, (xii) prices of commodity and production costs, (xiii) the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, (xiv) sustained labor stability, (xv) stability in financial and capital markets, (xvi) availability of equipment and critical supplies, spare parts and consumables, (xvii) various tax assumptions, (xviii) capital expenditure and operating expense estimates, (xix) all economic and operational projections relating to the Projects, (xx) local infrastructures, (xxi) the Corporation’s business prospects and opportunities and (xxii) estimates of the operational performance of the equipment.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, (i) that the Corporation may fail to obtain required Shareholder and final TSXV approval or to otherwise satisfy the conditions to the completion of the Related Party Private Placements, or fail to obtain such approvals or satisfy such condition in a timely manner, (ii) delays in the scheduled delivery times of the equipment, (iii) the ability of the Corporation to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, (iv) the availability of financing or financing on favorable terms for the Corporation, (v) the dependence on commodity prices, (vi) the impact of inflation on costs, (vii) the risks of obtaining the necessary permits, (viii) the operating performance of the Corporation’s assets and businesses, (ix) competitive factors in the graphite mining and production industry, (x) changes in laws and regulations affecting the Corporation’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, (xi) political and social acceptability risk, (xii) environmental regulation risk, (xiii) currency and exchange rate risk, (xiv) technological developments, and (xv) general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this cautionary note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

NOTICE TO SHAREHOLDERS OUTSIDE CANADA

NMG is a corporation existing under the federal laws of Canada. The Corporation has prepared this Circular in accordance with Canadian disclosure standards. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with applicable Canadian corporate and securities laws.

Shareholders should be aware that disclosure and proxy solicitation requirements under such Canadian laws differ from requirements under corporate and securities laws applicable in other jurisdictions. The proxy rules of other jurisdictions are not applicable to the Corporation nor to this solicitation of proxies and therefore this solicitation is not being effected in accordance with such corporate or securities laws.

Certain of the financial information included in this Circular has been prepared in accordance with International Financial Reporting Standards, which differ from other jurisdictions’ accounting principles in certain material respects, and thus may not be comparable to financial information of companies subject to such other jurisdictions’ accounting principles.

NEITHER THE RELATED PARTY PRIVATE PLACEMENTS (AS DEFINED BELOW) NOR THE CREATION OF NEW CONTROLS PERSONS OF THE CORPORATION HAVE BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE RELATED PARTY PRIVATE PLACEMENTS OR THE CREATION OF NEW CONTROL PERSONS OF THE CORPORATION. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Shareholders in the United States should also see “Notice to United States Shareholders.”

NOTICE TO UNITED STATES SHAREHOLDERS

NMG is a corporation existing under the federal laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. Specifically, information contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

Financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and therefore, they may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

The enforcement by Shareholders of civil liabilities under United States federal and state securities laws may be adversely affected by the fact that the Corporation is incorporated under the Canada Business Corporations Act and located in Canada, that certain of its directors and officers are non-residents of the United States, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. In addition, United States Shareholders should not assume that courts in Canada or in the countries where the Corporation’s directors and officers reside or in which the Corporation’s assets or the assets of the Corporation’s directors and officers are located (i) would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated upon civil liability provisions of United States federal and state securities laws as may be applicable, or (ii) would enforce, in original actions, any asserted liabilities against the Corporation or such persons predicated upon such laws.

NEITHER THE RELATED PARTY PRIVATE PLACEMENTS NOR THE CREATION OF NEW CONTROL PERSONS OF THE CORPORATION HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATOR IN THE UNITED STATES, NOR HAS ANY UNITED STATES SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR THE MERITS OF THE TRANSACTIONS CONTEMPLATED IN THIS CIRCULAR OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.

QUESTIONS AND ANSWERS

The following briefly addresses certain questions you may have regarding the matters to be acted upon at the Meeting. The below information is only a summary of certain information contained elsewhere in this Circular and is qualified in its entirety by the more detailed information contained in or referred to elsewhere in this Circular. This Circular should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in this Circular.

Questions	Answers

What am I being asked to vote on at the Meeting?

Shareholders are being asked to vote on resolutions to approve each of the Mitsui Private Placement (as defined below) and the Pallinghurst Private Placement (as defined below) (collectively, the “Related Party Private Placements”), for aggregate gross proceeds to NMG of approximately US$37.5 million, and resolutions to approve the creation of new control persons, being Mitsui, GM and Panasonic. A Shareholder vote on each resolution is required under the rules of the TSX Venture Exchange (“TSXV”) and/or applicable securities laws.

Why are the Related Party Private Placements necessary?

The Related Party Private Placements will involve gross proceeds to NMG of US$25 million in respect of Mitsui and US$12.5 million in respect of Pallinghurst Bond Limited (“Pallinghurst”), both of which will be used to settle the full face value of the unsecured convertible note in the principal amount of US$25 million issued to Mitsui on November 8, 2022 (the “Mitsui Convertible Note”), and the unsecured convertible note in the principal amount of US$12.5 million issued to Pallinghurst on November 8, 2022 (the “Pallinghurst Convertible Note”, together with the Mitsui Convertible Note, the “Related Party Convertible Notes”). Once the Related Party Convertible Notes are settled, there will no longer be any units issuable thereunder, and only interest accrued through to the date on which the Related Party Subscription Agreements (as defined below) were entered into (being February 14, 2024) will be payable, to be settled through the issuance of Common Shares on Closing (as defined below).

Furthermore, the Related Party Private Placements solidify the strategic participation of each of Mitsui and Pallinghurst in NMG’s business plan. In line with NMG’s plan to develop and further commercialize its integrated anode material operations, the Mitsui Private Placement represents a further commitment from Mitsui, as a strategic partner, to support NMG’s further development towards a final investment decision. Similarly, Pallinghurst is a long-time strategic investor and Shareholder, and the Pallinghurst Private Placement solidifies Pallinghurst’s position as such and demonstrates Pallinghurst’s long-term commitment to NMG’s long-term success.

How will the matters being voted on at the Meeting affect my ownership interest in NMG?

(A)

In respect of Mitsui, following Closing (which requires approval of Mitsui as a new control person), Mitsui will be issued (i) 13,552,695 Common Shares (including 1,052,695 PIK Shares (as defined below)), representing approximately 14.7% of NMG’s currently issued and outstanding Common Shares (not including the issuances to Pallinghurst described herein) and (ii) 12,500,000 Warrants, representing, assuming the exercise in full of such Warrants, approximately 13.6% of NMG’s currently issued and outstanding Common Shares (not including the other issuances

Questions	Answers

under the Related Party Private Placements described herein).

(B)

In respect of Pallinghurst, following Closing, Pallinghurst will be issued (i) 6,776,348 Common Shares (including 526,348 PIK Shares), representing approximately 7.4% of NMG’s currently issued and outstanding Common Shares (not including the issuances to Mitsui described herein) and (ii) 6,250,000 Warrants, representing, assuming the exercise in full of such Warrants, approximately 6.8% of NMG’s currently issued and outstanding Common Shares (not including the other issuances under the Related Party Private Placements described herein)).

As a consequence, the ownership interest of all Shareholders will be correspondingly diluted on Closing, and Shareholders will experience further dilution if the Warrants issued to Mitsui and Pallinghurst are exercised.

With respect to the resolutions approving Panasonic and GM as new control persons of the Corporation, Panasonic and GM hold an aggregate of 25,000,000 Warrants, which may be converted into an aggregate of 25,000,000 Common Shares, representing, assuming the exercise in full of such Warrants, approximately an aggregate of 27.1% of NMG’s currently issued and outstanding Common Shares (without including the Related Party Private Placements). If Panasonic or GM exercise such Warrants, the ownership of all other Shareholders will be diluted.

How does the Board recommend I vote on the matters to be acted upon at the Meeting?

The Board (other than Messrs. Arne H. Frandsen, Andrew Willis, Jürgen Köhler and Eric Desaulniers (the “Interested Directors”), who recused themselves due to their conflict of interest or financial interest with respect to the Related Party Private Placements) unanimously recommends that Shareholders vote FOR all matters to be acted upon at the Meeting.

What level of Shareholder support is required to approve the Related Party Private Placements and the creation of each new control person?

The resolutions to approve each of the Mitsui Private Placement and the Pallinghurst Private Placement as well as the creation of each new control person, being Mitsui, GM and Panasonic, must each be approved by a simple majority (more than 50%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, other than any “interested party”, any “related party” of an “interested party” or any “joint actor” of, as applicable, Mitsui, Pallinghurst, GM or Panasonic in respect of the relevant resolution (the approving Shareholders being the “Disinterested Shareholders” and the excluded Shareholders being the “Excluded Shareholders”).

Who is eligible to vote at the Meeting?

If you held Common Shares at the close of business on March 12, 2024, the Record Date for the Meeting, you will be entitled to receive notice of and vote at the Meeting, even if you have since that date disposed of your Common Shares.

In accordance with the rules of the TSXV and applicable securities law requirements, the votes of the Excluded Shareholders, as applicable, will be excluded.

Questions	Answers

How do I vote?

If you are a registered Shareholder, you may exercise your rights by attending the Meeting virtually or by completing a proxy form. You may also exercise your voting rights (i) by mail to TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-595-9593; (iii) by calling the toll-free number in Canada and the United States, 1-888-489-7352; (iv) by casting your vote online using the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If, as a Beneficial Owner as of the Record Date, you wish to participate and vote at the Meeting (or have another person, who need not be a Shareholder, participate and vote on your behalf), you must follow the instructions on the voting instruction form that you receive or seek a form of proxy from your intermediary.  If you are not sure what to do, you should immediately contact your intermediary in respect of your Common Shares.

Am I entitled to dissent rights?	No. Shareholders are not entitled to dissent rights in connection with the matters to be acted upon at the Meeting.

A.VOTING INFORMATION

PROXY SOLICITATION

While proxies will be mainly solicited by mail, certain directors, officers and employees of the Corporation may solicit them directly in person, by telephone, or by other means of electronic communication, but without additional compensation. The Corporation may also mandate an external proxy solicitation agency to help therewith. The cost of solicitation will be assumed by the Corporation, and it is not expected to be significant. Arrangements will also be taken with brokerage firms and other receivers, trustees and agents for the forwarding of proxy solicitation documents to the beneficial owners of the Common Shares in accordance with the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Regulation 54-101”). Shareholders whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or voting instruction form for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:30 a.m. (Eastern Time) on April 29, 2024 or 48 hours, excluding Saturday, Sunday or a holiday, preceding the resumption of the Meeting after an adjournment (i) by mail to TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-595-9593; (iii) by calling the toll-free number in Canada and the United States, 1-888-489-7352; (iv) by casting your vote online using the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com. If you are not a registered Shareholder but you are a beneficial owner, please follow the instructions contained in this Circular.

NOMINATION OF PROXYHOLDERS

The persons named as proxyholders in the proxy form and voting information form for the Meeting have been chosen by the board of directors of the Corporation (the “Board”). A Shareholder entitled to vote at the Meeting has the right to appoint a person other than the persons named in the proxy form or voting instruction form for the Meeting to attend the Meeting and act on his, her or its behalf. To exercise this right, the Shareholder must insert the name of that person in the space provided for that purpose in the proxy form or voting instruction form. Any person appointed as proxyholder does not need to be a Shareholder of the Corporation. If a Shareholder appoints a proxyholder other than the persons named in the proxy form or voting instruction form for the Meeting, in addition to returning their proxy form or voting instruction form by mail, fax, email or Internet to TSX Trust Company, they must also either call the TSX Trust Company at 1 866 751-6315 (toll free in Canada and the United States) or 1 416-682-3860 (other countries) or complete the electronic form available at www.tsxtrust.com/control-number-request by 10:30 a.m. (Eastern Time) on April 29, 2024 to properly register their proxyholder, so that TSX Trust Company may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on the proxy form or voting instruction form. Without a 13-digit proxyholder control number, the proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

The Shareholder who is an individual must sign his or her name as it appears in the proxy form. If the Shareholder is a corporation, the proxy form must be signed by a duly authorized officer or attorney of this corporation. Also, for the Shareholder that is a corporate body, any individual accredited by a certified resolution of the directors or management of such corporate body may represent the latter at the Meeting and may apply all the Shareholder’s powers, without a proxy.

If the Common Shares are registered in the name of an executor, administrator or trustee, such persons must sign the exact name appearing in the proxy form. If the Common Shares are registered in the name of a deceased Shareholder or other holder, the name of the Shareholder must be printed in block letters in the space provided for that purpose. The proxy form must be signed by the legal representative, who must print his or her name in block letters under his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to the proxy form.

In many cases, the Common Shares belonging to a beneficial owner are registered in the name of a securities broker, another intermediary or a clearing agency. Beneficial owners should carefully read the section entitled “– Special Voting Instructions for the Benefit of Beneficial Owners” in this Circular and carefully follow the directions given by their intermediaries.

EXERCISE OF VOTING RIGHTS BY PROXYHOLDERS

For any item listed in the Notice, the persons named as proxyholders in the proxy form or voting instruction form will exercise the voting rights attached to the Common Shares for which they have been nominated in accordance with the instructions of the Shareholders who have nominated them. If no specific instruction has been given by the Shareholder, the voting rights attached to his, her or its Common Shares will be exercised in favour of adopting the items listed in the Notice. The persons named as proxyholders will have discretionary authority with respect to amendments or variations to matters identified in the Notice and other matters which may properly come before the Meeting provided that (i) the management of the Corporation is not aware within a reasonable time before the time the solicitation is made that any of those amendments, variations or other matters are to be presented for action at the Meeting and (ii) a specific statement is made in this Circular, in the proxy form or in the voting instruction form that the proxy is conferring such discretionary authority. As of the date of this Circular, directors of the Corporation have no knowledge of any amendment to the items listed in the Notice nor of any other item that may be brought before the Meeting in due form.

If a Shareholder appoints the persons designated in the form of proxy and does not provide them with instructions, such Shareholder’s Common Shares will be voted FOR:

(A)

a resolution (which is set out in Schedule “A” of this Circular) (the “Mitsui Private Placement Resolution”) authorizing, among other things, the Corporation to issue to Mitsui 12,500,000 Common Shares, on a private placement basis, at a price of $2.00 per Common Share and 12,500,000 Warrants, to be settled by the surrender and cancellation of the Mitsui Convertible Note, as more particularly described in this Circular (the “Mitsui Private Placement”);

(B)

a resolution (which is set out in Schedule “B” of this Circular) (the “Pallinghurst Private Placement Resolution”) authorizing, among other things, the Corporation to issue to Pallinghurst 6,250,000 Common Shares, on a private placement basis, at a price of $2.00 per Common Share, and 6,250,000 Warrants, to be

settled by the surrender and cancellation of the Pallinghurst Convertible Note, as more particularly described in this Circular (the “Pallinghurst Private Placement”);

(C)

a resolution (which is set out in Schedule “C” of this Circular) (the “Mitsui New Control Person Resolution”) to approve the creation of a new control person of the Corporation, being Mitsui, as more particularly described in this Circular;

(D)

a resolution (which is set out in Schedule “D” of this Circular) (the “GM New Control Person Resolution”) to approve the creation of a new control person of the Corporation, being GM, a wholly owned subsidiary of General Motors Co., as more particularly described in this Circular; and

(E)

a resolution (which is set out in Schedule “E” of this Circular) (the “Panasonic New Control Person Resolution”) to approve the creation of a new control person of the Corporation, being Panasonic, as more particularly described in this Circular.

RIGHT TO REVOKE PROXIES

Any Shareholder who is an individual is at liberty to revoke a proxy by filing a written notice of revocation, including another proxy form indicating a later date, signed by the Shareholder or his or her proxyholder duly authorized in writing. If the Shareholder is a corporate body, the written notice of revocation and proxy form must be signed by a duly authorized officer or representative. The written notice of revocation as well as the proxy form must be delivered (i) by mail to the Corporation’s head office, no later than on Tuesday, April 30, 2024 or the last clear business day preceding the resumption of the Meeting after any adjournment thereof at which the proxy is to be used or (ii) either by mail to TSX Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile machine at 416-595-9593, no later than the last clear business day preceding the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iii) by email to the secretary of such Meeting, at legal@nmg.com, on the last clear business day preceding the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iv) with the chair of the Meeting on the day of the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (v) by any other manner permitted by law. The act of appointing a proxyholder results in the revocation of any previous act of appointing another proxyholder. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he, she or it so requests. If a registered Shareholder follows the process for attending and voting at the Meeting online, voting at the Meeting online will also revoke your previous proxy.

SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS

The information provided in this section is of considerable importance for many Shareholders, because a large number of them hold Common Shares through securities brokers or their nominees and not in their own names. These Shareholders (hereinafter “Beneficial Owners”) must be aware of the fact that only proxies filed by Shareholders whose names appear in the Corporation’s ledger as registered holders of Common Shares may be recognized and may benefit from the right to vote at the Meeting. If the Common Shares are registered in a statement that is remitted to the Shareholder by the broker, in almost all cases, these Common Shares will not be registered in the Shareholder’s name in the Corporation’s ledger. These Common Shares will likely be registered in the name of the broker or its nominee. In Canada, the majority of these Common Shares are registered in the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.), which acts as a depository for a good number of Canadian brokerage firms. The voting rights attached to the Common Shares held by brokers or their nominees may be exercised only according to the Beneficial Owner’s specific instructions. Brokers and their nominees are prohibited from exercising the voting rights attached to the Common Shares of their clients without specific voting instructions. In order for their Common Shares to be voted at the Meeting, Beneficial Owners must make sure that their specific instructions concerning the exercise of the voting rights attached to their Common Shares are duly conveyed to the appropriate person well before the Meeting.

Pursuant to Regulation 54-101, intermediaries and brokers must obtain voting instructions from Beneficial Owners before a meeting of Shareholders. Each intermediary and broker has its own rules concerning the mailing and forwarding of voting instruction forms (“VIFs”), meeting notices and proxy circulars as well as all other documents sent to Shareholders for a meeting. These rules must be carefully followed by Beneficial Owners to ensure that the rights attached to their Common Shares can be exercised at the Meeting. The VIF remitted to Beneficial Owners by the intermediary or the broker is often the same form as the one remitted to registered Shareholders; however, its sole purpose is to obtain instructions for the intermediary or the broker on how to exercise the voting rights on behalf of the Beneficial Owner. The majority of intermediaries or brokers now delegate the responsibility of obtaining voting instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge provides VIFs and mails them to the Beneficial Owners, and asks them to return the VIFs to Broadridge, or to call its toll-free number to exercise the voting rights attached to their Common Shares, or to go to its web site at www.proxyvote.com to provide voting instructions. Broadridge then computes the results of all the voting instructions received and gives the appropriate instructions regarding the exercise of the voting rights attached to the Common Shares that will be represented at the Meeting. A Beneficial Owner that receives a VIF from Broadridge may not use such VIF to exercise the voting rights attached to his, her or its Common Shares directly at the Meeting. The VIF must be returned to Broadridge 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting (or any reconvened Meeting) so that the voting rights attached to the Common Shares can be exercised at the Meeting.

While a Beneficial Owner cannot be recognized directly at the Meeting for the purpose of exercising the voting rights attached to the Common Shares registered in the name of their broker or their broker’s nominee, the Beneficial Owner may attend the Meeting as proxyholder for the registered Shareholder and may, in this capacity, exercise the voting rights attached to the Common Shares. The Beneficial Owner wishing to attend the Meeting and indirectly exercise the voting rights attached to their Common Shares as proxyholders for the registered Shareholder must enter his or her own name in the space provided in the VIF and return it to their broker (or their broker’s nominee) in accordance with the instructions provided by the broker (or broker’s nominee) before the Meeting. The Beneficial Owner can also write the name in the space provided in the VIF of someone else who they wish to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in the VIF will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or the Circular. The Beneficial Owner may consult a legal advisor if they wish to modify the authority granted to that person in any way.

According to Regulation 54-101, the Corporation distributed copies of the Notice, the Circular and the VIF (collectively with the proxy form, the “Meeting Materials”) to clearing agencies and intermediaries for onward distribution to non-objecting Beneficial Owners. The Corporation will pay for the distribution of Meeting Materials to objecting Beneficial Owners.

As permitted under Regulation 54-101, the Corporation has used a non-objecting Beneficial Owners list to send the Meeting Materials to the owners whose names appear on that list.

The Meeting Materials were sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for i) delivering these materials to you, and ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING

The Corporation has decided to hold the Meeting in a virtual format, which will be conducted by way of a live webcast through a virtual platform with real-time balloting, in order to maximize Shareholders attendance for those who would be unable to attend in person. Shareholders will have an equal opportunity to participate at the Meeting through this virtual format regardless of their geographic location. As always, we encourage Shareholders to vote their Common Shares prior to the Meeting. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting virtually, and vote in real time virtually, provided they are connected to the internet and follow the instructions in this Circular. Non-registered

Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but will not be able to vote at the Meeting.

Shareholders who wish to appoint a person other than the NMG nominees identified in the proxy form or voting instruction form (including a non-registered Shareholder who wishes to appoint himself or herself to attend the Meeting) must carefully follow the instructions in this Circular and on their proxy form or voting instruction form. These instructions include the additional step of registering such proxyholder with the Corporation’s transfer agent, TSX Trust Company, after submitting the proxy form or voting instruction form. Failure to register the proxyholder with TSX Trust Company will result in the proxyholder only being able to attend the Meeting as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

Shareholders who wish to attend the Meeting are encouraged to log into the Meeting one hour (1 hr) prior to the commencement of the Meeting. You may begin to log into the Meeting virtual platform beginning at 9:30 a.m. (Eastern Time) on May 1, 2024. The Meeting will begin promptly at 10:30 a.m. (Eastern Time) on May 1, 2024.

How to Vote

Depending on your status as a Shareholder and what actions you have taken in advance of the Meeting, you may have two ways to vote your Common Shares:

●	by submitting your proxy form or other voting instruction form as per the instructions indicated therein; or
●	during the Meeting, by online ballot, when called for, through the virtual platform.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting will be able to vote by completing a ballot online, when called for, during the Meeting through the virtual platform.

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to attend and listen to the Meeting, but will not be able to vote during the Meeting.

To Access and Vote at the Virtual Meeting:

●	Step 1: Log into the Virtual Platform online at https://virtual-meetings.tsxtrust.com/en/1642.
●	Step 2: Follow these instructions:

Registered Shareholders: Click “I have a control number” and then enter your unique 13-digit control number and password “nou2024” (case sensitive). The 13-digit number located on the proxy form received from TSX Trust Company is your control number. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your unique proxyholder 13-digit control number and password “nou2024” (case sensitive). The proxyholder 13-digit number will have been provided by email from TSX Trust Company following your registration at 1-866-751-6315 (within North America) or 1 416-682-3860 (outside of North America) by no later than 10:30 a.m. (Eastern Time) on April 29, 2024 (or 48 hours, excluding Saturday, Sunday or a holiday, preceding the resumption of the Meeting after an adjournment). Alternatively, a duly appointed proxyholder may request a 13-digit proxyholder control number by completing a form online using the following link: www.tsxtrust.com/control-number-request. Failing to register will result in the proxyholder not receiving a control number, which is required to vote at the Meeting.

You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the TSX Trust Company platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by security settings of your organization.

QUORUM

Pursuant to the Corporation’s general by-laws, there is quorum for the Meeting, irrespective of the number of Shareholders actually present at the Meeting, if Shareholders entitled to more than ten percent (10%) of the votes that may be cast at such Meeting are present in person or represented by proxy.

B.INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Messrs. Arne H. Frandsen and Andrew Willis are directors of Pallinghurst. Mr. Jürgen Köhler is party to a consulting agreement with a Pallinghurst affiliate.

As such, each of Messrs. Frandsen, Willis and Köhler may be deemed to have a direct or indirect material interest in the Related Party Private Placements and recused themselves from the consideration by the Board with respect to the Related Party Private Placements.

Except as otherwise described herein, no director or executive officer of NMG, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

C.VOTING SECURITIES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the Record Date, 92,112,108 Common Shares were issued and outstanding. Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Common Share held.

Common Shares held by the following Shareholders will be excluded from the vote in respect of the resolution mentioned in the column next to each such Shareholder’s name (each such Shareholder being an Excluded Shareholder):

Resolution	Excluded Shareholder(s)	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly	Approximate percentage of total Common Shares(1)
Pallinghurst Private Placement Resolution	Pallinghurst Graphite International Limited Pallinghurst Bond Limited	11,541,013(2)	12.53%
	Mr. Arne H. Frandsen	311,796	0.34%
	Mr. Andrew Willis	311,796	0.34%
	Mr. Jürgen Köhler	Nil	N/A
Mitsui Private Placement Resolution	Mitsui & Co., Ltd.	Nil(3)	N/A
Mitsui New Control Person Resolution	Mitsui & Co., Ltd.	Nil(3)	N/A

Resolution	Excluded Shareholder(s)	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly	Approximate percentage of total Common Shares(1)
GM New Control Person Resolution	General Motors Holdings LLC	12,500,000	13.57%
Panasonic New Control Person Resolution	Panasonic Holding Corporation	12,500,000	13.57%

Notes:

(1)	Percentages are based on 92,112,108 Common Shares outstanding as at March 12, 2024.
(2)

Currently, Pallinghurst may have beneficial ownership of, or control or direction over, directly or indirectly, 11,541,013 Common Shares and the Pallinghurst Convertible Note that can be converted into units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Common Share purchase warrants (the “Pallinghurst Existing Warrants”), as well as 526,348 Common Shares issuable in connection with accrued interest under the Pallinghurst Convertible Note, which in the aggregate represent approximately 17.48% of the issued and outstanding Common Shares on a partially diluted basis (assuming conversion of the Pallinghurst Convertible Note and exercise of the Pallinghurst Existing Warrants).

(3)

Currently, Mitsui may have beneficial ownership of, or control or direction over, directly or indirectly, the Mitsui Convertible Note that can be converted into units comprising an aggregate of 5,000,000 Common Shares and 5,000,000 Common Share purchase warrants (the “Mitsui Existing Warrants”), as well as 1,052,695 Common Shares issuable in connection with accrued interest under the Mitsui Convertible Note, which in the aggregate represent approximately 10.71% of the issued and outstanding Common Shares on a partially diluted basis (assuming conversion of the Mitsui Convertible Note and exercise of the Mitsui Existing Warrants).

All matters proposed before the Meeting require approval by a simple majority of the votes of the Disinterested Shareholders (thereby excluding the applicable Excluded Shareholder(s) for each resolution) present or represented by proxy at the Meeting.

To the knowledge of the Corporation’s directors or executive officers, no person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than:

Shareholder	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly	Approximate percentage of total Common Shares(1)	Number of Warrants beneficially owned, or controlled or directed, directly or indirectly	Number of Common Shares issuable pursuant to convertible notes
Pallinghurst Graphite International Limited Pallinghurst Bond Limited	11,541,013(2)	12.53%	2,500,000(2)	3,026,348(2)
Investissement Québec	5,795,991(3)	6.29%	2,500,000(3)	2,948,951(3)
Mitsui & Co., Ltd.	Nil(4)	N/A	5,000,000(4)	6,052,695(4)
General Motors Holdings LLC	12,500,000	13.57%	12,500,000(5)	Nil
Panasonic Holding Corporation	12,500,000	13.57%	12,500,000(5)	Nil

Notes:

(1)	Percentages are based on 92,112,108 Common Shares outstanding as at March 12, 2024.
(2)

Currently, Pallinghurst may have beneficial ownership of, or control or direction over, directly or indirectly, 11,541,013 Common Shares and the Pallinghurst Convertible Note that can be converted into units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Pallinghurst Existing Warrants, as well as 526,348 Common Shares issuable in connection with accrued interest under the Pallinghurst Convertible Note, which in the aggregate represent approximately 17.48% of the issued and outstanding Common Shares on a partially diluted basis (assuming conversion of the Pallinghurst Convertible Note and exercise of the Pallinghurst Existing Warrants).

(3)

Currently, Investissement Québec may have beneficial ownership of, or control or direction over, directly or indirectly, 5,795,991 Common Shares and an unsecured convertible note of the Corporation dated November 8, 2022, as amended and restated (the “IQ Convertible Note”), that can be converted into units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Common Share purchase warrants (the “IQ Existing Warrants”), as well as 448,951 Common Shares issuable in connection with accrued interest under the IQ Convertible Note, which in the aggregate represent approximately 11.53% of the issued and outstanding Common Shares on a partially diluted basis (assuming conversion of the IQ Convertible Note and exercise of the IQ Existing Warrants).

(4)

Currently, Mitsui may have beneficial ownership of, or control or direction over, directly or indirectly, the Mitsui Convertible Note that can be converted into units comprising an aggregate of 5,000,000 Common Shares and 5,000,000 Mitsui Existing Warrants, as well as 1,052,695 Common Shares issuable in connection with accrued interest under the Mitsui Convertible Note, which in the aggregate represent approximately 10.71% of the issued and outstanding Common Shares on a diluted basis (assuming conversion of the Mitsui Convertible Note and exercise of the Mitsui Existing Warrants).

(5)

The terms of the Warrant Certificates issued to each of GM and Panasonic provide that neither GM nor Panasonic, as applicable, are entitled to exercise Warrants that would result in GM or Panasonic, as applicable, owning more than 19.9% of the then issued and outstanding Common Shares, unless the Corporation has obtained the required regulatory approvals, namely, approval of the Disinterested Shareholders of the GM New Control Person Resolution and the Panasonic New Control Person Resolution. Assuming the exercise in full of such Warrants by either of GM and Panasonic, such holder would own 25,000,000 Common Shares, in each case representing 23.9% of the issued and outstanding Common Shares (without including the issuances under the Related Party Private Placements, the exercise of the Warrant of the other holder or any exercise of other convertible securities of the Corporation).

D.BUSINESS OF THE MEETING – THE RELATED PARTY PRIVATE PLACEMENTS

BACKGROUND

The following is a summary of the material events, negotiations, discussions and actions leading up to the execution of each of the Related Party Subscription Agreements on February 14, 2024 and their public announcement on February 15, 2024. The terms and conditions of the Related Party Private Placements are the result of arm’s length negotiations, given that the Related Party Private Placements followed and matched the equivalent terms reached by the Corporation with Panasonic and GM on concurrent investments in the Corporation and described further below.

The Corporation strives to become a key contributor to the sustainable energy revolution, and is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion battery and fuel cell markets, and other value-added graphite products. The Corporation’s activities are focused on the planned Matawinie graphite mine (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”, and, together with the Matawinie Mine, the “Projects”), both of which are progressing concurrently towards construction and commercial operations.

The Corporation’s ability to continue future operations and proceed with the design, engineering and construction of the Projects is dependent on it securing additional financing. Accordingly, the Corporation’s management and the Board regularly evaluate various financing sources.

In connection with such regular evaluation and engagement regarding the Corporation’s ongoing financing needs, on October 19, 2022, the Corporation entered into unsecured convertible note subscription agreements, pursuant to which Mitsui subscribed for the Mitsui Convertible Note, Pallinghurst subscribed for the Pallinghurst Convertible Note and Investissement Québec subscribed for the IQ Convertible Note (the IQ Convertible Note collectively with the Mitsui Convertible Note and the Pallinghurst Convertible Note, the “Convertible Notes”). Such Convertible Notes, as amended, mature on November 8, 2025, and bear interest at the greater of (a) 7% and (b) the 3-month CME Term SOFR (secured overnight financing rate) plus 5% per annum and are convertible into units of the Corporation at an effective conversion price of US$5.00 per unit, such units comprising one Common Share and one Common Share purchase warrant with an exercise price of US$5.70 per Common Share.

In connection with the issuance of the Convertible Notes, the Corporation entered into a Second Amended and Restated Investment Agreement dated November 8, 2022 with Pallinghurst Bond Limited and Pallinghurst Graphite International Limited (the “Pallinghurst 2022 Investor Rights Agreement”), a letter agreement dated October 19, 2022 with Pallinghurst providing for certain marketing rights in favour of Pallinghurst with respect to future sales of the Corporation’s active anode material (the “Pallinghurst 2022 Letter Agreement”), a Side Letter Agreement dated October 19, 2022 with Mitsui (the “Mitsui 2022 Side Letter Agreement”) and an Investment Agreement dated November 8, 2022 with Investissement Québec (the “IQ Investor Rights Agreement”). Each of the Pallinghurst 2022 Investor Rights Agreement, the Mitsui 2022 Side Letter Agreement and the IQ Investor Rights Agreement grant Pallinghurst, Mitsui and IQ, respectively, certain pre-emptive rights in the event the Corporation proposes to issue or sell Common Shares or securities exercisable for, convertible into, or exchangeable for Common Shares (“Convertible Securities”) to purchase a number of Common Shares or Convertible Securities that would result in their pro rata interest immediately following the completion of any such offering being equal to their pro rata interest immediately prior to such offering (collectively, the “Pre-Emptive Rights”).

In parallel with the Corporation’s on-going efforts to secure additional financing, the Corporation has been working to sign anchor multi-year sales agreements with Tier-1 EV/battery manufacturers. These agreements would provide bankability confirmation to the Corporation’s potential future lenders, finalize technical parameters for detailed engineering of the Projects and secure long-term value for stakeholders. In October 2022, the Corporation signed an offtake memorandum of understanding with Panasonic (the “Panasonic Offtake MOU”), confirming the Corporation and Panasonic’s intentions for a multi-year offtake agreement for a significant portion of the Corporation’s active graphite anode material out of the Projects. Such technological and commercial collaboration was reaffirmed in September 2023 at an official intergovernmental event announcing Canada and Japan’s alliance for the establishment of a competitive and ESG-aligned battery supply chain supportive of economic development and each country’s respective Net Zero objectives. A complementary framework agreement (the “Framework Agreement”) was also concluded between the Corporation, Panasonic and Mitsui for the development and further commercialization of the Corporation’s integrated graphite anode material operations. The Corporation also attempted to negotiate an equity investment in the Corporation by Panasonic while continuing to negotiate the offtake agreement for graphite active anode material with Panasonic pursuant to the Panasonic Offtake MOU and Framework Agreement previously described.

In February 2023, the Corporation engaged BMO Capital Markets, as financial advisor, and began to explore further opportunities within the global marketplace for a parallel equity investment and anchor multi-year sales agreements with Tier-1 EV/battery manufacturers. Those efforts led to the Corporation entering into discussions with GM to determine if the Projects could produce acceptable graphite active anode material that would form the basis of a supply agreement and the scope of the terms of an equity investment.

In January 2024, the Corporation and its financial and legal advisors had made sufficient progress on discussions with GM and Panasonic such that the Corporation could start to move forward with the various contractual and regulatory approvals that would be required.

More specifically, the first tranche of the private placement with GM and Panasonic involved raising an aggregate of US$50,000,000 (together, the “Arm’s Length Private Placements” and together with the Related Party Private Placements, the “Private Placements”), all as set out in subscription agreements that were eventually executed on February 14, 2024 (such GM and Panasonic subscription agreements being the “Arm’s Length Subscription Agreements”). Subject to the fulfilment of various conditions precedent, the Corporation expects there will be a second tranche of financing (“Tranche 2”) by both GM and Panasonic (which, in the case of Panasonic, may include additional co-investors) for an aggregate amount of US$275,000,000, which is expected to follow a final decision of the Board to proceed with the design, engineering and construction of the Projects after the presentation of the final construction budget for the Projects and the receipt of certain regulatory and other approvals including the securing of sufficient available capital necessary to fund such activities (“FID”). FID will involve the completion of Tranche 2, as well as other private and public equity raises and longer tenor project debt financing from a variety of debt providers (which is expected to include banks and export credit agencies).

Leading up to the Arm’s Length Private Placements, in light of the proposed issuance to each of Panasonic and GM on a private placement basis of Common Shares and Warrants, on January 28, 2024, the Corporation delivered a notice and request for waiver of Pre-Emptive Rights to each of Pallinghurst, Mitsui and IQ pursuant to each of the Pallinghurst 2022 Investor Rights Agreement, the Mitsui 2022 Side Letter Agreement and the IQ Investor Rights Agreement (collectively, the “Pre-Emptive Rights Notices”).

Following the delivery of such Pre-Emptive Rights Notices, representatives of each of Pallinghurst and Mitsui contacted the Corporation and expressed their respective interests in participating in the private placements on terms equivalent to those agreed to between the Corporation and each of Panasonic and GM. Negotiations between the Corporation and each of Pallinghurst and Mitsui ensued, having regard to the terms and definitive agreements that were being negotiated with Panasonic and GM, as well as the existing rights pursuant to the Pallinghurst 2022 Investor Rights Agreement and the Mitsui 2022 Side Letter Agreement. In connection with the broader FID discussions with potential debt capital providers and the Corporation’s advisors, management understood that in order to secure long term project debt financing, the Corporation’s consolidated statements of financial position would need to be strengthened by eliminating the Related Party Convertible Notes. Pallinghurst’s and Mitsui’s interest in participating in the Private Placements presented an opportunity to strengthen the Corporation’s consolidated statements of financial position, while allowing Pallinghurst and Mitsui to participate in the Private Placements. Each of Pallinghurst and Mitsui recognized the opportunity to have their Related Party Convertible Notes cancelled and surrendered in exchange for investing the equivalent principal amount of those Related Party Convertible Notes in Common Shares and Warrants on equivalent terms as those negotiated by Panasonic and GM. The Corporation recognized the value of eliminating this debt from its consolidated statements of financial position and converting these short term debt instruments into longer term equity investments. Pallinghurst and Mitsui also agreed to accrue interest on their Related Party Convertible Notes only through to February 14, 2024 and for such interest to be satisfied by the issuance of Common Shares at the closing price of the Common Shares on the TSXV on February 14, 2024, which was CAD$2.80.

Panasonic also expressed a desire for Mitsui to invest in Common Shares on a concurrent basis with the Arm’s Length Private Placements. The opportunity for Mitsui to convert its Related Party Convertible Note into Common Shares and Warrants in order to support the Corporation’s further development towards FID represented a path to demonstrate a longer term investment in the Corporation by Mitsui.

Ultimately, the Corporation’s management and each of Pallinghurst and Mitsui negotiated the Related Party Subscription Agreements, which provide that the subscription price in respect of the Related Party Private Placements will be satisfied in full by Pallinghurst and Mitsui, respectively, surrendering for cancellation and exchange their Related Party Convertible Notes. See “Summary of the Material Agreements – Subscription Agreements”. Mitsui waived its Pre-Emptive Right. Following receipt of its Pre-Emptive Rights Notice, Pallinghurst responded to the Corporation that it would not waive its Pre-Emptive Rights as it was interested in participating in the Private Placements, which resulted in Pallinghurst’s participation in the Related Party Private Placements. IQ did not exercise its Pre-Emptive Rights and is not participating in the Private Placements.

On February 8, 2024, once discussions around the proposed participation by Pallinghurst and Mitsui and the surrender for cancellation and exchange of their respective Related Party Convertible Notes in connection therewith were advancing, certain disinterested members of the Board met with the Corporation’s management and legal counsel to discuss such proposed transactions and Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators (“Regulation 61-101”), and on February 9, 2024, the full Board met to discuss the same topic, among other matters. In the days that followed, certain members of the Board met with the Corporation’s management and legal counsel to discuss and ask questions about the terms and conditions of the Private Placements and the Offtake Agreements as well as Regulation 61-101.

On February 14, 2024, the Board met to consider, among other things, the proposed Private Placements, including the proposed Related Party Private Placements. During such meeting, members of management as well as the Corporation’s financial and legal advisors reviewed the material terms of the Related Party Private Placements with the Board. After a full discussion, and considering the advice of the Corporation’s financial and legal advisors, the Board (with the Interested Directors abstaining) unanimously determined that the Related Party Private Placements were in the best interests of the Corporation, and approved entering into of the Related Party Subscription Agreements (subject to the satisfaction of the conditions precedent contained therein, which include the Corporation completing the necessary filings, and obtaining the necessary approvals, consents and acceptances (including in connection with the applicable requirements of Regulation 61-101)).

Subsequently on February 14, 2024, each of the Arm’s Length Subscription Agreements and Related Party Subscription Agreements were executed, and on the morning of February 15, 2024, the Corporation issued a press release announcing the Private Placements and execution of the subscription agreements.

On February 21, 2024, the disinterested directors met, with their legal advisors present, to discuss the engagement of a formal valuator to prepare the formal valuation required pursuant to Regulation 61-101 and a fairness opinion with respect to the fairness, from a financial point of view, of the Related Party Private Placements to the Shareholders (other than Pallinghurst, Mitsui and their respective affiliates). After considering the experience, credentials and independence of a select number of potential formal valuators that had been asked to provide proposals, the Board (with the Interested Directors abstaining) approved the engagement of Fort Capital Partners British Columbia (“Fort Capital Partners”) to prepare the Fort Capital Valuation and Opinion on February 28, 2024, following which, the same day, a letter agreement was executed by the Corporation and Fort Capital Partners.

On March 14, 2024, the disinterested directors met with Fort Capital Partners, at which meeting Fort Capital Partners gave a preliminary presentation with respect to the results of its ongoing valuation analysis and fairness opinion, and a discussion ensued between the disinterested directors and Fort Capital Partners with respect to its work performed to date and the assumptions, approaches and methodologies and analysis of Fort Capital Partners with respect to the formal valuation and fairness opinion.

On March 26, 2024, the disinterested directors and on March 27, 2024, the Board (with the Interested Directors abstaining) met, and during each of the foregoing meetings Fort Capital Partners verbally delivered the Fort Capital Valuation and Opinion, which was subsequently delivered in writing, and reported its conclusion to the effect that, subject to the analysis, assumptions, limitations and other relevant factors set forth in the written Fort Capital Valuation and Opinion, as of February 14, 2024, (i) the fair market value range of the Common Shares is US$2.19 to US$2.77 per Common Share, and the fair market value range of the Related Party Convertible Notes is US$1,008 to $1,085 (per US$1,000 of principal value) and (ii) the Related Party Private Placements are fair, from a financial point of view, to Shareholders (other than Mitsui and Pallinghurst). After a full discussion regarding such verbal Fort Capital Valuation and Opinion, the Board (with the Interested Directors abstaining) unanimously resolved to recommend that Shareholders vote FOR each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution.

RECOMMENDATION OF THE BOARD

The Board (with the Interested Directors abstaining), after consultation with the Corporation’s financial and legal advisors, and after carefully and thoroughly considering, among other things, the terms and conditions of the Related Party Private Placements and the reasons set forth below, unanimously determined that the Related Party Private Placements are in the best interests of the Corporation, unanimously approved the Related Party Private Placements and unanimously recommends that Shareholders vote FOR each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution.

REASONS FOR THE RECOMMENDATION OF THE BOARD

In determining that the Related Party Private Placements are in the best interests of the Corporation, approving the Related Party Private Placements and recommending that Shareholders vote for each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution, the Board (excluding the Interested Directors) based its decision on the totality of the information presented to, and considered by, it in light of its knowledge of the business, financial condition and prospects of the Corporation, after having undertaken a thorough review of, and having carefully considered the terms of the Related Party Private Placements, and with the benefit of the advice of the Corporation’s financial and legal advisors. In particular, the Board (excluding the Interested Directors) considered and relied upon a number of factors, including, among others, the following:

a)

Financial Benefits and Capital Structure Benefits to the Corporation. If the Related Party Private Placements close, US$37.5 million of debt on the Corporation’s consolidated statements of financial position will be eliminated. This improved debt position facilitates future discussion with lenders seeking to provide debt capital in connection with the Projects. In the absence of the completion of the Related Party Private Placements, the Corporation would have to seek alternative sources of financing in order to repay the Related Party Convertible Notes. Repaying such Related Party Convertible Notes also benefits the Corporation by reducing its on-going interest costs between the date of the Related Party Subscription Agreements and the maturity date of each of the Related Party Convertible Notes, being November 8, 2025. Finally, the cancellation and exchange will also eliminate the equity overhang created by the Common Shares underlying such Related Party Convertible Notes that are reserved for issuance, as well as the warrants issuable in connection with the conversion of such notes.

b)

Best Available Alternative. The Related Party Private Placements ultimately resulted from the Corporation’s on-going review and evaluation of various financing alternatives. Following the evaluation of alternatives available to the Corporation, including other available debt or equity financing alternatives and taking into consideration the Corporation’s current and expected future financial position, the Board unanimously determined (with the Interested Directors abstaining) that the Arm’s Length Private Placements with each of GM and Panasonic as well as the Related Party Private Placements  were the best alternatives available to the Corporation taking into account value, structure and timing, in order to satisfy the Corporation’s on-going financing needs. Completion of the Related Party Private Placements will improve the Corporation’s long-term debt capital structure and enable it to focus on carrying out its strategic objectives.

c)

Support for the Arm’s Length Private Placements. In discussions among each of Panasonic and GM and management of the Corporation, the Related Party Private Placements were viewed as favourable and helped support the Arm’s Length Private Placements by providing a greater investment of risk-capital for the Corporation as part of the Private Placements and in support of the ongoing work towards FID, as opposed to the short term nature of the investment in the Related Party Convertible Notes.

d)

Terms of the Related Party Private Placements. The terms of each of the Related Party Subscription Agreements were ultimately the result of arm’s length negotiations among the Corporation, and each of GM and Panasonic, given that the terms and conditions of the Related Party Private Placements are substantially similar to those of the Arm’s Length Private Placements and were negotiated when the negotiations in respect of the Arm’s Length Private Placements were significantly advanced.

e)

Strategic Participation in the Corporation’s Business Plan. In line with the previously announced Framework Agreement, the Mitsui Private Placement represents a further commitment from Mitsui, as a strategic partner of the Corporation, to support the Corporation’s further development towards FID. Similarly, Pallinghurst is a long-time strategic investor and shareholder of the Corporation, and the Pallinghurst Private Placement solidifies Pallinghurst’s position as such and demonstrates Pallinghurst’s long-term commitment to the Corporation’s long-term success.

f)

Shareholder Approval. The Related Party Private Placements must be approved by Shareholders (excluding Pallinghurst and Mitsui and any of their respective related parties or any persons acting jointly or in concert with Pallinghurst, Mitsui or any of their respective related parties) in accordance with the TSXV rules and Regulation 61-101 before any Common Shares or Warrants can be issued pursuant to the Related Party Subscription Agreements.

g)

Formal Valuation. The Fort Capital Valuation and Opinion reflects Fort Capital Partner’s determination that, as of February 14, 2024, the fair market value range of the Common Shares is US$2.19 to US$2.77 per Common Share and the fair market value range of the Related Party Convertible Notes is US$1,008 to US$1,085 (per US$1,000 of principal value). The price per Common Share to be paid by each of Pallinghurst and Mitsui pursuant to the Related Party Private Placements is within the fair market value range of the Common Shares set forth in the Fort Capital Valuation and Opinion. Based upon the terms and conditions of the Related Party Convertible Notes, the Corporation has the right to repurchase the Related Party Convertible Notes at any time after December 31, 2023, and the contractually specified repurchase price would, as of March 27, 2024, equate to approximately US$1,137 (per US$1,000 of principal value).  This compares favourably with the Related Party Private Placements, which have an effective price of par (US $1,000) plus accrued interest to February 14, 2024.

h)

Fairness Opinion. The Fort Capital Valuation and Opinion concluded that the Related Party Private Placements are fair, from a financial point of view, to Shareholders (other than Mitsui and Pallinghurst).

i)

Likelihood of Closing. The obligations of each of Pallinghurst and Mitsui to complete the Related Party Private Placements are subject to a limited number of conditions, and in particular, are not subject to any due diligence or financing conditions. The Board (excluding the Interested Directors), after consultation with its legal advisors, believes the conditions to completing the Related Party Private Placements are reasonable and are likely to be achieved in a timely manner. See “Summary of the Material Agreements – Subscription Agreements – Conditions Precedent to the Obligations of Mitsui and Pallinghurst” for further information.

j)

Covenants of Mitsui in Favour of the Corporation. The investor rights agreement that the Corporation will enter into with Mitsui in connection with the Mitsui Private Placement (and which will replace the Mitsui 2022 Side Letter Agreement) contains, among other things, (i) lock-up provisions that will prevent Mitsui and its affiliates from selling or otherwise transferring the Common Shares it acquired for 12 months, and (ii) standstill provisions that prevent Mitsui and its affiliates, for a period of three years, from taking various actions, including purchasing equity securities of the Corporation, seeking to effect any type of business combination or other extraordinary transaction with respect to the Corporation or any of its assets, making or participating in any solicitation of proxies to vote or seeking to advise or influence any other person with respect to the voting of any voting securities of the Corporation. Such covenants in favour of the Corporation are intended to provide market stability and preserve the value of the Common Shares. See “Summary of the Material Agreements – Investor Rights Agreement – Lock-up Period” and “Summary of the Material Agreements – Investor Rights Agreement – Standstill Period” for further information.

k)

Discount Relative to Market Price. The price per Common Share pursuant to the Related Party Private Placements was issued at a 5% discount to the Corporation’s closing price on February 14, 2024 and based on a 20-day volume weighted average price. The Corporation’s financial advisor stressed to the Board that at the current time, North American new issue activity remained well-below historical levels and that while most issuers continued to have access to public equity markets, the discounts they are facing were much wider and subscription levels were much lower than historical levels. As such, and taking into account the capital required by the Corporation to advance the Projects, the quantum and discount of the Private Placements were attractive to the Corporation relative to other potential equity raising alternatives.

In the course of its deliberations, the Board (excluding the Interested Directors) also identified and considered a variety of risks (as described in greater detail under “– Risk Factors”) and potentially negative factors relating to the Related Party Private Placements, including the following:

a)

The Common Shares to be issued pursuant to the Related Party Private Placements will result in dilution to existing Shareholders, and any exercise of Warrants will result in further dilution to existing Shareholders.

b)

Except for a specified period of time following completion of the Related Party Private Placements, neither Mitsui nor Pallinghurst are contractually restricted from selling their respective securities in the Corporation. In addition, in connection with the completion of the Related Party Private Placements, the Corporation will enter into the Investor Rights Agreement which will grant Mitsui certain rights relating to its investment in the Corporation, as well as the Registration Rights Agreements which will grant certain rights to each of Mitsui and Pallinghurst. . See “Summary of the Material Agreements – Investor Rights Agreement” and “Summary of the Material Agreements – Registration Rights Agreements” for further information. The Pallinghurst 2022 Investor Rights Agreement remains in place with respect to Pallinghurst’s investment in the Corporation. In addition, the Pallinghurst 2022 Letter Agreement, which provides for certain marketing rights in favour of Pallinghurst with respect to future sales of the Corporation’s active anode material, remains in place.

c)	Future sales of Common Shares by either Mitsui or Pallinghurst could cause the market price of the Common Shares to decrease.
d)

Each of the Related Party Subscription Agreements is subject to the satisfaction or waiver of certain closing conditions, and may be terminated in certain circumstances. See “Summary of the Material Agreements – Subscription Agreements – Termination”.

e)	If the Related Party Private Placements are not completed or are delayed, there could be an adverse effect on the Corporation’s business and the market price of the Common Shares.

The foregoing discussion of the information and factors considered and given weight by the Board (excluding the Interested Directors) is not intended to be exhaustive. The terms and conditions described above are discussed in greater detail under “Summary of the Material Agreements”, and are subject to and qualified in their entirety by reference to the full text of each of the Related Party Subscription Agreements, the Warrant Certificates, the Investor Rights Agreement, and the Registration Rights Agreements, which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In reaching its determination to approve the Related Party Private Placements, and recommending that Shareholders vote for each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution, the Board (excluding the Interested Directors) did not find it practicable to quantify, rank or otherwise attempt to assign relative weights to the foregoing factors considered in their respective determinations. In addition, in considering the factors described above, individual members of the Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the Board. The Board (excluding the Interested

Directors) was unanimous in its decision to approve the Related Party Private Placements, and recommend that Shareholders vote for each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution.

The foregoing discussion of the information and factors considered contains forward-looking information and readers are cautioned that actual results may vary materially from those currently anticipated due to a number of factors and risks. See “Forward Looking Statements” and “– Risk Factors”.

RELATED PARTY TRANSACTIONS – REGULATION 61-101 AND TSXV POLICY 5.9

Pursuant to Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the TSXV (“Policy 5.9”) and the requirements of Regulation 61-101, the Mitsui Private Placement and the Pallinghurst Private Placement must be approved by a simple majority of the votes cast by the Disinterested Shareholders. See “– Minority Approval Requirements”.

Policy 5.9 incorporates the requirements of Regulation 61-101. Regulation 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties) and formal valuations in certain circumstances.

Currently, Mitsui may have beneficial ownership of, or control or direction over, directly or indirectly, the Mitsui Convertible Note that can be converted into units comprising an aggregate of 5,000,000 Common Shares and the 5,000,000 Mitsui Existing Warrants, as well as 1,052,695 PIK Shares issuable in connection with accrued interest under the Mitsui Convertible Note, which in the aggregate represent approximately 10.71% of the issued and outstanding Common Shares on a diluted basis (assuming conversion of the Mitsui Convertible Note and exercise of the Mitsui Existing Warrants).

Currently, Pallinghurst may have beneficial ownership of, or control or direction over, directly or indirectly, 11,541,013 Common Shares and the Pallinghurst Convertible Note that can be converted into units comprising an aggregate of 2,500,000 Common Shares and the 2,500,000 Pallinghurst Existing Warrants, as well as 526,348 PIK Shares issuable in connection with accrued interest under the Pallinghurst Convertible Note, which in the aggregate represent approximately 17.48% of the issued and outstanding Common Shares on a diluted basis (assuming conversion of the Pallinghurst Convertible Note and exercise of the Pallinghurst Existing Warrants).

Mitsui and Pallinghurst are “interested parties” in respect of the Related Party Private Placements, and such Related Party Private Placements (including the surrender and cancellation of the Mitsui Convertible Note and Pallinghurst Convertible Note in connection therewith) constitute “related party transactions” within the meaning of Regulation 61-101 and Policy 5.9. Each of the Related Party Private Placements are subject to the minority approval and formal valuation requirements set out in Regulation 61-101.

Minority Approval Requirements

In order to close the Related Party Private Placements, the Corporation is required under Regulation 61-101 and TSXV Policy 5.9 to obtain the approval of the Disinterested Shareholders with respect to each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution.

Regulation 61-101 provides that, in addition to any other required securityholder approval, a related party transaction is subject to “minority approval” (as defined in Regulation 61-101, being a simple majority of the votes (50% + 1) cast by “minority” Shareholders of each class of affected securities (as defined in Regulation 61- 101)), unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. Therefore, for each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution, “minority approval” requires the approval of a simple majority (50% + 1) of the holders of Common Shares, other than Common Shares beneficially owned, or over which control or direction is exercised by: (a) the issuer, being NMG; (b) an “interested party” (as defined in Regulation 61-101); (c) a “related party” to such interested party within the meaning of Regulation 61-101 (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c), which represent the Excluded Shareholders for each of the Mitsui Private Placement Resolution and the Pallinghurst Private Placement Resolution. See the “Voting Information” and “Voting Securities and Principal Holders” sections of this Circular for further information.

See “Voting Securities and Principal Holders” for the number and percentages of Common Shares to be excluded from each vote requiring approval from the Disinterested Shareholders.

Formal Valuation and Fairness Opinion

The full text of the Fort Capital Valuation and Opinion (as defined below) is attached as Appendix F to this Circular and is incorporated by reference herein in its entirety. The summary of the Fort Capital Valuation and Opinion in this Circular is qualified in its entirety by reference to the full text of the Fort Capital Valuation and Opinion. You are encouraged to read the Fort Capital Valuation and Opinion carefully. The Fort Capital Valuation and Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Fort Capital Partners in rendering the Fort Capital Valuation and Opinion. The issuance of the Fort Capital Valuation and Opinion was approved by the Opinion Review Committee of Fort Capital Partners. The Fort Capital Valuation and Opinion was not intended to, and does not, constitute advice or a recommendation to any Shareholder to how to vote or act on any matter at the Meeting.

Background and Engagement of Fort Capital Partners

In connection with the proposed Related Party Private Placements, which, as noted above, are subject to Regulation 61-101, the Board (excluding the Interested Directors) engaged Fort Capital Partners pursuant to an engagement letter dated February 28, 2024 (the “Engagement Letter”) to prepare and deliver a formal valuation pursuant to and in accordance with Regulation 61-101. In addition, the Board (excluding the Interested Directors) requested that Fort Capital Partners evaluate whether the Related Party Private Placements are fair, from a financial point of view, to the Shareholders (other than Mitsui and Pallinghurst).

Fort Capital Partners delivered a written valuation (the “Valuation”) and fairness opinion (the “Fairness Opinion”, and together with the Valuation, the “Fort Capital Valuation and Opinion”) dated March 27, 2024 to the Board which concluded, subject to the scope of review, assumptions, limitations and qualifications set forth therein: (i) the fair market value range of the Common Shares is US$2.19 to US$2.77 per Common Share and the fair market value range of the Related Party Convertible Notes is US$1,008 to US$1,085 (per US$1,000 of principal value) and (ii) the Related Party Private Placements are fair, from a financial point of view, to the Shareholders (other than Mitsui and Pallinghurst).

Pursuant to the terms of the Engagement Letter, the Corporation paid Fort Capital Partners a fixed fee for rendering the Fort Capital Valuation and Opinion, no portion of which was conditional upon the conclusions of the Fort Capital Valuation and Opinion or upon completion of the Related Party Private Placements.

Credentials and Independence of Fort Capital Partners

Fort Capital Partners is an independent investment banking firm which provides financial advisory services to corporations, business owners, and investors.  Members of Fort Capital Partners are professionals that have been financial advisors in a significant number of transactions involving public and private companies in North America and have experience in preparing fairness opinions and valuations.

Fort Capital Partners has considered the requirements of Regulation 61-101 regarding the independence and qualifications of a valuator and it is of the view that it is an “independent valuator” (as the term is described in Regulation 61-101) with respect to all Interested Parties (as defined below).

Neither Fort Capital Partners, nor any of its affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Québec)) of NMG, Pallinghurst or Mitsui or any of their respective associates or affiliates (collectively, the “Interested Parties”).  Fort Capital Partners is not acting as an advisor to NMG or any Interested Party in connection with any matter, other than acting as advisor to the Board as described herein.

Other than their engagement by the Board on behalf of NMG in connection with the Related Party Private Placements, Fort Capital Partners has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties, GM, or Panasonic within the past five years.

Fort Capital Partners does not have a financial interest in the completion of the Related Party Private Placements and the fees paid to Fort Capital Partners in connection with its engagement do not give Fort Capital Partners any financial incentive in respect of the conclusion reached in the Fort Capital Valuation and Opinion or in the outcome of the Related Party Private Placements. There are no understandings, agreements, or commitments between Fort Capital Partners and any of the Interested Parties with respect to any future business dealings.

Scope of Review

In preparing the Fort Capital Valuation and Opinion, Fort Capital Partners has, among other things, reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, the following:

a)	press releases dated February 15, 2024 describing the contemporaneously announced Offtake Agreements and the Arm’s Length Private Placements, as well as the Related Party Private Placements;
b)	a press release dated February 28, 2024 announcing the closing of the Arm’s Length Private Placements;
c)

an investor briefing presentation dated February 19, 2024 describing the contemporaneously announced Offtake Agreements and Arm’s Length Private Placements, as well as the Related Party Private Placements;

d)	the Pallinghurst Subscription Agreement;
e)	the Mitsui Subscription Agreement;
f)	a Convertible Note subscription agreement and side letter agreement between the Corporation and Pallinghurst, dated October 19, 2022, and amended and restated on April 4, 2023;
g)	a Convertible Note subscription agreement and side letter agreement between the Corporation and Mitsui, dated October 19, 2022, and amended and restated on April 11, 2023;
h)

a Technical Report (NI 43-101) titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects”, dated August 10, 2022 with an effective date of July 6, 2022;

i)	a Technical Report (NI 43-101) titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the Uatnan Mining Project”, dated February 24, 2023 and effective January 10, 2023;
j)	an updated financial model of the integrated Matawinie Mine and Bécancour Battery Material Plant project prepared by NMG for the Board;
k)	multiple Board presentations describing the process and key terms of the Offtake Agreements, the Arm’s Length Private Placements and the Related Party Private Placements;
l)	multiple graphite flake and graphite anode market forecasts as prepared by Benchmark Mineral Intelligence;
m)	consolidated annual financial statements of NMG for the years ended December 31, 2022, 2021, and 2020, together with the notes thereto and the auditor’s reports thereon;
n)	management’s discussion and analysis of the results of operations and financial condition for NMG for the years ended December 31, 2022, 2021, and 2020;
o)	interim financial statements and associated management’s discussion and analysis documents for the periods ending September 30, 2023, June 30, 2023 and March 31, 2023;

p)	draft audited statements for the year and quarter ending December 31, 2023;
q)	various material change reports and press releases as filed by NMG over the past three years;
r)	certain publicly available information relating to the business, operations, financial condition and trading history of NMG and other selected public companies that it considered relevant;
s)	public information with respect to precedent transactions it considered relevant;
t)	certain internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of NMG relating to the business, operations and financial condition of NMG;
u)	various presentations prepared by management of NMG;
v)	discussions with senior management of NMG relating to the current business plans, financial conditions and prospects of NMG;
w)	various research publications prepared by industry and equity research analysts regarding NMG, including other graphite and battery metal entities it considered relevant;
x)

representations contained in a separate certificate dated March 27, 2024 and addressed to Fort Capital Partners from senior management of NMG as to the completeness, accuracy and fair presentation of the information upon which the Fort Capital Valuation and Opinion are based;

y)	discussions with legal counsel to NMG with respect to various legal matters relating to the Related Party Private Placements and other matters considered relevant; and
z)	such other information, investigations, analyses and discussions as it considered necessary or appropriate in the circumstances.

Fort Capital Partners has not, to the best of its knowledge, been denied access by NMG to any information it requested.

Assumptions and Limitations

Fort Capital Partners has relied upon, and has assumed:

a)

the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by them from public sources, or provided to them by NMG, or otherwise obtained by them pursuant to their engagement, and the Fort Capital Valuation and Opinion are conditional upon such completeness, accuracy, and fair presentation;

b)

that the historical financial data, operating and financial forecasts, and budgets provided to Fort Capital Partners and relied upon in their financial analyses have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates, and judgments of management of the Corporation, having regard to the business, plans, taxation levels, financial condition, and prospects for NMG;

c)

that the Related Party Private Placements will be completed substantially in accordance with the terms thereof and in the manner described in the Related Party Subscription Agreements and that this Circular discloses all material facts relating to the Related Party Private Placements and will satisfy all applicable legal requirements; and

d)

senior management of the Corporation has represented in a certificate, among other things, that the information, data, and other material (financial or otherwise) provided to Fort Capital Partners by or on behalf of the Corporation, including the written information and discussions concerning the Corporation referred to above (see “– Scope of Review”) (collectively, the “Information”), are complete and correct at the date the Information was provided to Fort Capital Partners, and that the Corporation does not have any information or knowledge of any facts not public or otherwise specifically provided to Fort Capital Partners relating to the Corporation which would reasonably be expected to affect materially the Fort Capital Valuation and Opinion given by Fort Capital Partners; that with the exception of forecasts, projections, or estimates, the written information and written data provided to Fort Capital Partners by NMG in connection with the Related Party Private Placements, the Information is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to Fort Capital Partners by the Corporation not misleading in light of the circumstances in which it was prepared (except to the extent that any such Information has been superseded by Information subsequently delivered to Fort Capital Partners); and that to the extent that any of the data referred to above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Fort Capital Partners or updated by more current information or data disclosed.

Fort Capital Partners also considered the following limitations:

a)

that Fort Capital Partners are not legal, tax or accounting experts and express no opinion concerning any legal, tax or accounting matters concerning the Related Party Private Placements or the sufficiency of the Fort Capital Valuation and Opinion for those purposes;

b)

that the Valuation is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at February 14, 2024 (the “Valuation Date”) and the conditions and prospects, financial and otherwise, of NMG as reflected in the Information and as represented to us in our discussions with management of NMG. In their analyses and in connection with the preparation of the Fort Capital Valuation and Opinion, Fort Capital Partners made numerous assumptions with respect to industry performance, general business, markets and economic conditions, and other matters, many of which are beyond the control of any party involved in the Related Party Private Placements;

c)

that the Fort Capital Valuation and Opinion are being provided to the Board for its use in considering the Related Party Private Placements and may not be relied upon by any person, other than the Board, or used for any other purpose, without Fort Capital Partners’ prior written consent in each specific instance;

d)

that the Fort Capital Valuation and Opinion are not intended to be and do not constitute a recommendation to the Board as to whether they should approve the Related Party Private Placements, nor as a recommendation to any Shareholder as to how to vote or act at any meeting of Shareholders called for the purpose of considering the Related Party Private Placements, or as an opinion concerning the trading price or value of any securities of the Corporation following the announcement or completion of the Related Party Private Placements. We do not assume any responsibility or liability for losses incurred by any party as a result of the use of the Fort Capital Valuation and Opinion contrary to their stated purposes and the limitations described therein;

e)

that Fort Capital Partners believes that their financial analyses must be considered as a whole and that selecting portions of its analyses and the factors it considered, without considering all factors and analyses together, could create a misleading view of the process underlying the Fort Capital Valuation and Opinion. Fort Capital Partners notes that the preparation of a valuation and of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis;

f)

that the conclusions of the Valuation and the Fairness Opinion were given as of the Valuation Date and, although Fort Capital Partners reserve the right to change or withdraw either or both of the Fort Capital Valuation and Opinion if it learns that any of the information that it relied upon in preparing the Fort Capital Valuation and Opinion was inaccurate, incomplete or misleading in any material respect, it disclaims any obligation to change or withdraw either of the Valuation or the Fairness Opinion, to advise any person of any change that may come to its attention, or to update the Valuation or the Fairness Opinion, after the date of the Fort Capital Valuation and Opinion.

Approach to Value of Common Shares and Key Factors Considered

The Valuation, with respect to Common Shares, is based on techniques and assumptions that Fort Capital Partners considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value for the Common Shares.

As set out in the Valuation, fair market value (“FMV” or “Fair Market Value”) means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

The FMV of the Common Shares was analyzed on a going concern basis and is expressed on an en bloc basis. The assumption that the Corporation can be regarded as a going concern is significant (and outlined as a risk in the auditor’s report in the Corporation’s financial statements), and there is no certainty that the Corporation will be able to continue to meet its financial obligations and secure sufficient funds to finance working capital and complete the development of and construction of the Projects. However, given the substantial progress to date, including the feasibility study and the interest of GM and Panasonic to enter into the Offtake Agreements and complete the Arm’s Length Private Placements, combined with the future earnings potential of the Projects (which would be in excess of liquidation value), a going concern assumption was deemed appropriate.

In accordance with Regulation 61-101, Fort Capital Partners did not make any downward adjustment to the value of the Common Shares to reflect the liquidity of the Common Shares or the effect of the Related Party Private Placements on the Common Shares, for the purpose of the Valuation. However, Fort Capital Partners did note that the securities purchased by Mitsui and Pallinghurst do not represent a controlling interest in the Corporation and are subject to resale restrictions, and such considerations are addressed separately in the Fairness Opinion.

Common Shares Formal Valuation Summary

In reaching their conclusion with respect to the Valuation, Fort Capital Partners utilized a Sum-of-the-Parts approach, using multiple valuation techniques to separately consider each of the Projects and the Uatnan graphite mining project (the “Uatnan Project”), as well as ongoing future corporate costs and other balance adjustments to determine the en bloc equity value of the Corporation, which is then reflected on a per Common Share basis.

Specifically, for the Integrated Graphite Project and the Uatnan Project, Fort Capital Partners considered the following:

I.	Multi-step discounted cash flow (“DCF”) analysis, including:
a.

Determination of the net present value  of the Projects and Uatnan Project using a determined weighted average cost of capital (“WACC”) which reflects the risk factors appropriate to each, including sensitivity to selected scenarios;

b.

Net Asset Value (“NAV”) analysis using an 8% to 10% discount rate (being the industry standard for base metal and other similar mining projects) on individual projects, including sensitivity to selected scenarios;

i.	Fort Capital Partners then apply a risk or trading multiple to the determined NAV based on comparable trading analysis;
c.	Comparison of the determined WACC relative to the implied internal rate of return based on a range of price to NAV (“Price/NAV”) multiples; and
II.	Comparable companies analysis, looking at the valuation ascribed by capital markets to companies in the graphite and battery metal sectors.

Given the development stage nature of the Projects, including the anticipated production, grade, revenue mix, and associated cost profiles, Fort Capital Partners determined that the DCF approach was the most appropriate measure for assessing the fundamental value of assets of the Corporation. DCF analysis is also reflective of the impact of changes in commodity prices, capital expenditures and working capital influences. Operational forecast assumptions used were largely based on the feasibility studies along with discussions with management.

With respect to comparable company analysis, Fort Capital Partners considered Price/NAV multiples of comparable battery metal developers as well as asset-based measures based on enterprise value/resource multiples.  With respect to precedent graphite projects, Fort Capital Partners considered Price/NAV multiples as well as asset-based measures including enterprise value to resource multiples, as well historical cost metrics.

A review of precedent transactions in the battery metals sector did not result in any transactions that Fort Capital Partners deemed to be comparable given the Corporation’s current development status and stage of the Projects, project capital expenditures and financing requirements, and future revenues and margins associated with the specific offtake arrangements and end markets for the Corporation’s products. Fort Capital Partners did, however, place significant reliance on the recently completed acquisition of the Uatnan Project by NMG from Mason Resources Inc. on January 31, 2024.

Based on the above noted analysis and methodologies, Fort Capital Partners determined an indicative value range for the Projects to be US$250 million to US$300 million.  This indicative value incorporates the results from the DCF, the comparable company analysis based on NAV multiples applied to both the underlying NAV determined by Fort Capital Partners, as well as the consensus NAV figures and the future EBITDA multiples.

Fort Capital Partners also determined an indicative value range for the Uatnan Project to be US$17 million to US$30 million, placing primary reliance on the DCF and precedent transaction perspectives.

Fort Capital Partners then reflected the present value of future corporate costs (above the individual mine level) and made further balance sheet adjustments to determine the en bloc Fair Market Value for NMG as a whole, as well as on a per Common Share basis.

Common Shares Formal Valuation Conclusion

In arriving at its opinion as to the Fair Market Value of the Common Shares, Fort Capital Partners did not attribute any specific weight to a valuation methodology, but rather made qualitative judgments based upon its experience in rendering such opinions and on prevailing circumstances, including current market conditions, as to the significance and relevance of each valuation methodology and overall financial analysis. Based on this analysis and judgement, Fort Capital Partners selected an en bloc equity value range of US$206 million to US$291 million. The Valuation was provided on the assumption that the Arm’s Length Private Placements were completed on the Valuation Date.

Based on assumptions, limitations and qualifications contained herein, it is the opinion of Fort Capital Partners that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Fair Market Value range of the Common Shares was US$2.19 to US$2.77 per share on the Valuation Date.

Convertible Notes Formal Valuation Summary

To determine the Fair Market Value of the Related Party Convertible Notes, Fort Capital Partners looked at separate component parts, being the underlying value of the future cash flows to maturity (the “Bond Value”) and the value of the embedded call option on the Related Party Convertible Notes (the “Call Value”).

To consider the Bond Value, Fort Capital Partners considered the future interest and principal payment requirements, and discounted such amounts by applying an estimate of the required interest rate for the Corporation based on then current market conditions.  Using an interest rate range of 10% to 14%, Fort Capital Partners determined the Bond Value to be US$967 to US$1,024 (per US$1,000 of principal value).

Fort Capital Partners then considered the Call Value associated with the Related Party Convertible Notes. There is value to the right to convert the Related Party Convertible Notes into a number of Common Shares at a fixed price (the “Common Call Value”) and also the value associated with the right to convert the Mitsui Existing Warrants and the Pallinghurst Existing Warrants into Common Shares at a fixed price (the “Warrant Call Value”).  Fort Capital Partners noted that the Warrant Call Value must be discounted to assess the probability that the Related Party Convertible Notes will be converted by the holder at or prior to maturity. Fort Capital Partners determined the Call

Value (which is represented by the sum of the Common Call Value and the Warrant Call Value) to be in a range of US$41 to US$62 (per US$1,000 of principal value).

Convertible Notes Formal Valuation Conclusion

Based on the analysis, assumptions, limitations and qualifications and other relevant factors contained in the Fort Capital Valuation and Opinion and summarized above, it is the opinion of Fort Capital Partners that the Fair Market Value range of the Related Party Convertible Notes was US$1,008 to US$1,085 (per US$1,000 of principal value) on the Valuation Date.

Approach to Fairness

In its considerations with respect to fairness, Fort Capital Partners first considered the associated value of the Warrants included as part of the Related Party Private Placements. After deducting the value of such Warrants (as determined by Fort Capital Partners), the adjusted value of a Common Share purchased in the Related Party Private Placements was determined to be US$1.70, which represented a discount of approximately 18% to the closing trading price of the Common Shares on the NYSE on February 14, 2024, and discounts of 14% and 18% to the 5-day and 20-day volume weighted average price on such date, respectively. Fort Capital Partners is of the opinion that these were not unreasonable discounts to trading value when considering (a) the then current market environment, generally, (b) the large size of the offering relative to the available trading float of NMG, and (c) the resale restrictions associated with the Related Party Private Placements. Further, the effective discounts were noted to be in line with other recent large capital raises conducted by battery metal developers over the last twelve months.

The Arm’s Length Private Placements terms represent the conclusion of arm’s length negotiations and a broad process run by the Corporation and its financial advisor to the Offtake Agreements enabling NMG to significantly de-risk the Projects and advance associated project finance discussions ahead of a FID.

The Corporation set forth a requirement for potential offtakers to participate in the equity funding (both on announcement of offtake and future commitments). Absent the offtake agreements, NMG was facing challenging capital market conditions under which “standalone” equity financing was likely not available.

Under the requirements of Regulation 61-101, which specifically excludes the application of any discounts for minority ownership interests or for relative liquidity, the Fair Market Value range of the Common Shares was determined to be US$2.19 to US$2.77 per Common Share. However, the Common Shares and Warrants to be received by Mitsui and Pallinghurst under the Related Party Private Placements will continue to represent minority holdings.  Conventionally, this would be expected to reduce the value to holders by 15% to 30% as compared to en bloc value.  Further, the Common Shares and Warrants issued pursuant to the Related Party Private Placements are subject to hold periods, specifically four months for Pallinghurst and 12 months for Mitsui. The restriction on the ability to trade Common Shares would also be expected to reduce the value to a holder, and Fort Capital Partners noted that this range would justify a further discount of 5% to 10% or more (as commonly observed by private placements in public securities that have similar hold periods). Taken together, the minority and illiquidity discounts could aggregate 20% to 40% or more, depending on market conditions and other factors. Applying the mid-point of such discount range (30%) to the Fair Market Value of the Common Shares, Fort Capital Partners developed an indicative minority and liquidity adjusted value range of US$1.53 to US$1.94 per Common Share, which compares to the allocated value of a Common Share of US$1.70 under the Related Party Private Placements terms.

In accordance with their terms, the Corporation has the right to repurchase the Related Party Convertible Notes at any time after December 31, 2023, and the determined repurchase price would currently equate to US$1,137 (per US$1,000 of principal value).  Fort Capital Partners noted that this price compares favourably with the Related Party Private Placements, which has an effective price of par (US$1,000) plus accrued interest to the Valuation Date.

Fairness Opinion Conclusion

Based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in the Fort Capital Valuation and Opinion, and such other matters as Fort Capital Partners considered relevant, Fort Capital

Partners is of the opinion that, as of February 14, 2024, the Related Party Private Placements are fair, from a financial point of view, to the Shareholders (other than Mitsui and Pallinghurst).

Prior Valuations

To the knowledge of the Corporation, after reasonable inquiry, other than the Fort Capital Valuation and Opinion, there has been no “prior valuation” (as defined in Regulation 61-101) prepared in respect of the Corporation, the Related Party Private Placements, and, other than as disclosed under the heading “– Background”, there has been no bona fide prior offer relating to the subject matter of, or that is otherwise relevant to, the Related Party Private Placements, in each case within the 24 months before the date of this Circular.

TSXV APPROVAL

Pursuant to TSXV Policy 4.3 – Shares for Debt (“Policy 4.3”), a transaction whereby an issuer issues securities to settle debt that would normally be settled through a cash payment must be accepted by the TSXV before any securities are issued. On February 23, 2024, the TSXV conditionally accepted the Corporation’s notice for filing in connection with the issuance of Common Shares, a portion of the PIK Shares and Warrants pursuant to the Related Party Private Placements, in settlement of the Related Party Convertible Notes, subject to the satisfaction of certain conditions, including evidence that NMG has complied with the requirements of Regulation 61-101.

RISK FACTORS

In evaluating the Related Party Private Placements, Shareholders should carefully consider the following risk factors relating to such Related Party Private Placements as well as the risks associated with the possibility of the Related Party Private Placements not being consummated. The following risk factors are not a definitive list of all risk factors associated with the Related Party Private Placements or the possibility of the Related Party Private Placements not being consummated. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Corporation, may also adversely affect the trading price of the Common Shares and/or the Corporation following completion of the Related Party Private Placements.

Risk Factors Related to the Related Party Private Placements

If NMG is unable to complete the Related Party Private Placements or if completion of the Related Party Private Placements is delayed, there could be an adverse effect on NMG’s business and the market price of the Common Shares

The completion of the Related Party Private Placements is subject to the satisfaction of numerous closing conditions, some of which are outside the control of NMG, including the Shareholder approval as described herein, and the receipt of final approval from the TSXV. There can be no certainty, nor can NMG provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

The Related Party Private Placements will result in the elimination of each of the Related Party Convertible Notes, thus resulting in the elimination of US$37.5 million from NMG’s consolidated statements of financial position.  Such improved debt position may facilitate future discussion with lenders seeking to provide debt capital in connection with the Projects. In the absence of the completion of the Related Party Private Placements, NMG may need to seek alternative sources of financing in order to repay the Related Party Convertible Notes, or the Shareholders will suffer the dilution of the conversion of the Related Party Convertible Notes in accordance with their terms. There can be no assurance that NMG will be able to secure any alternative sources of financing on terms that are equivalent or more attractive than those of the Related Party Private Placements, if at all.

If the Related Party Private Placements are not completed: (i) the market price of the Common Shares could be adversely affected, and may decline to the extent the current market price reflects an assumption that the Related Party Private Placements will be completed; (ii) certain costs related to the Related Party Private Placements, such as legal, accounting and financial advisory fees, must be paid by NMG even if the Related Party Private Placements are not completed; (iii) the time and attention of NMG’s management will have been diverted away from the conduct of

NMG’s business in the ordinary course; and (iv) NMG will lose the benefit of the improvement to its long-term debt capital structure resulting from the surrender and cancellation of the Related Party Convertible Notes pursuant to the Related Party Private Placements.

Dilution of Shareholders

If the Related Party Private Placements are completed, NMG will issue an aggregate of 18,750,000 Common Shares and 18,750,000 Warrants, which, if exercised in full by Mitsui and Pallinghurst, will result in the issuance of an additional aggregate of 37,500,000 Common Shares (such Common Shares and Warrants representing, in the aggregate, approximately 40.71% of NMG’s currently issued and outstanding Common Shares on an undiluted basis). In addition, NMG will issue an aggregate of 1,579,043 PIK Shares to Mitsui and Pallinghurst (representing approximately 1.71% of NMG’s currently issued and outstanding Common Shares on an undiluted basis). As a result, the current holdings of the Shareholders will be diluted following the completion of the Related Party Private Placements, and any exercise of Warrants will result in further dilution to existing Shareholders.

Future sales of Common Shares by Mitsui and Pallinghurst could cause the market price for the Common Shares to decline

Following the specified period of time following completion of the Related Party Private Placements negotiated by the parties, neither Mitsui nor Pallinghurst are contractually restricted from selling their respective securities in NMG. In addition, in connection with the completion of the Related Party Private Placements, NMG will enter into a registration rights agreement with each of Pallinghurst and Mitsui, pursuant to which NMG will agree to facilitate sales of Common Shares by each of Pallinghurst and Mitsui in the public markets subject to and upon the terms and conditions set forth in the Registration Rights Agreements.

Sales of a substantial number of the Common Shares in the public market, or the market perception that a holder of a large number of Common Shares intends to sell their Common Shares, could significantly reduce the market price of the Common Shares. The Corporation cannot predict the effect, if any, that future public sales of Common Shares by either Mitsui or Pallinghurst or the availability of such Common Shares for sale will have on the market price of the Common Shares. If the market price of the Common Shares were to drop as a result of the foregoing, this might impede the Corporation’s ability to raise additional capital and might cause remaining Shareholders to lose all or part of the value of their investment in Common Shares.

Risks relating to the Corporation

Whether or not the Related Party Private Placements are completed, NMG will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described under the heading in the Corporation’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

E.BUSINESS OF THE MEETING – THE CREATION OF NEW CONTROL PERSONS

BACKGROUND

As a result of the Mitsui Private Placement, the background of which is described under the heading “Business of the Meeting – The Related Party Private Placements – Background”, Mitsui may become a “control person” of the Corporation, as defined under the policies of the TSXV and described below under “ – TSXV Rules – Creation of New Control Persons”.

NMG raised an aggregate of US$50,000,000 from GM and Panasonic through the Arm’s Length Private Placements in exchange for the issuance of an aggregate of 25,000,000 Common Shares and an aggregate of 25,000,000 Warrants. In addition, in connection with the Arm’s Length Private Placements, GM committed to subscribe for an additional US$125,000,000 of Common Shares as part of Tranche 2, and GM and Panasonic concurrently committed to multiyear offtake agreements with NMG (the “Offtake Agreements”) for NMG’s active anode material, covering approximately 85% of NMG’s planned phase-2 fully integrated production, from ore to battery materials.

If the Warrants issued to each of GM and Panasonic as part of the Arm’s Length Private Placements are exercised in full by GM or Panasonic, as applicable, GM or Panasonic, as applicable, would, in addition to the other Common Shares already owned by them, own 12,500,000 Common Shares. The terms and conditions of the Warrant Certificates issued to each of GM and Panasonic provide that neither GM nor Panasonic, as applicable, are entitled to exercise Warrants that would result in GM or Panasonic, as applicable, owning more than 19.9% of the then issued and outstanding Common Shares, unless the Corporation has obtained the required regulatory approvals, namely, approval by Disinterested Shareholders as set forth below.

Shareholders previously approved Pallinghurst becoming a control person on July 27, 2020.

TSXV RULES – CREATION OF NEW CONTROL PERSONS

At the Meeting, Disinterested Shareholders will be asked to consider and if deemed advisable, to adopt ordinary resolutions to approve the creation of three new control persons of the Corporation.

Under the TSXV’s Policy 4.1 – Private Placements (“Policy 4.1”), a control person is created when:

(A)	a person holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer; or
(B)

a person holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

Pursuant to the Mitsui Private Placement, Mitsui will own 12,500,000 Common Shares and 1,052,695 PIK Shares, representing approximately 12.8% of the issued and outstanding Common Shares (including such issuances to Mitsui and assuming no other convertible securities are exercised) (or approximately 12.1% of the issued and outstanding Common Shares including such issuances to Mitsui and the Common Share issuances to Pallinghurst in connection with the Related Party Private Placements, and assuming no other convertible securities are exercised), as well as 12,500,000 Warrants. Assuming the exercise in full of such Warrants by Mitsui, Mitsui would own 26,052,695 Common Shares representing 22.0% of the issued and outstanding Common Shares (including such issuances to Mitsui and assuming no other convertible securities of the Corporation are exercised) (or approximately 20.9% of the issued and outstanding Common Shares including such issuances to Mitsui and the Common Share issuances to Pallinghurst in connection with the Related Party Private Placements, and assuming no other convertible securities are exercised, including the Warrants issued to Pallinghurst in connection with the Related Party Private Placements).

Following the Arm’s Length Private Placements, GM and Panasonic currently each own 12,500,000 Common Shares, in each case representing approximately 13.6% of the current issued and outstanding Common Shares (without including the issuances under the Related Party Private Placements), as well as 12,500,000 Warrants each. Assuming the exercise in full of such Warrants by either of GM and Panasonic, such holder would own 25,000,000 Common Shares, in each case representing 23.9% of the issued and outstanding Common Shares (without including the issuances under the Related Party Private Placements, the exercise of the Warrant of the other holder or any exercise of other convertible securities of the Corporation).

Consequently, in the event that Mitsui exercises the Warrants that will be issued to it in connection with the Mitsui Private Placement, or GM or Panasonic exercise the Warrants currently held by them, Mitsui, GM or Panasonic may, as applicable, become a control person of the Corporation. Pursuant to Policy 4.3 in respect of Mitsui, and Policy 4.1 in respect of each of Mitsui, GM or Panasonic, NMG must obtain Shareholder approval of the potential creation of a new control person, excluding the votes of, in respect of each resolution, the subject party and its respective “associates” and “affiliates” (as such terms are defined in Policy 4.1).  See “Voting Securities and Principal Holders”.

INFORMATION WITH RESPECT TO MITSUI, GM AND PANASONIC

The information concerning each of Mitsui, GM and Panasonic in this Circular has been provided by each such person. Although NMG has no knowledge that would indicate that any such information is untrue or incorrect, neither NMG nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Mitsui, GM and Panasonic.

Mitsui

Mitsui & Co., Ltd. (TYO: 8031.JP) is a global trading and investment company with a diversified business portfolio that spans approximately 63 countries in Asia, Europe, North, Central & South America, the Middle East, Africa and Oceania. Mitsui has about 5,500 employees and deploys talent around the globe to identify, develop, and grow businesses in collaboration with a global network of trusted partners. Mitsui has built a strong and diverse core business portfolio covering the Mineral and Metal Resources, Energy, Machinery and Infrastructure, and Chemicals industries. Leveraging its strengths, Mitsui has further diversified beyond its core profit pillars to create multifaceted value in new areas, including innovative Energy Solutions, Healthcare & Nutrition and through a strategic focus on high-growth Asian markets. This strategy aims to derive growth opportunities by harnessing some of the world’s main mega-trends: sustainability, health & wellness, digitalization and the growing power of the consumer. Mitsui has a long heritage in Asia, where it has established a diverse and strategic portfolio of businesses and partners that gives it a strong differentiating edge, provides exceptional access for all global partners to the world’s fastest growing region and strengthens its international portfolio.

Panasonic

Founded in 1918, and today a global leader in developing innovative technologies and solutions for wide-ranging applications in the consumer electronics, housing, automotive, industry, communications, and energy sectors worldwide, the Panasonic Group switched to an operating company system on April 1, 2022 with Panasonic Holdings Corporation serving as a holding company and eight companies positioned under its umbrella. The Group reported consolidated net sales of 8,378.9 billion yen for the year ended March 31, 2023. To learn more about the Panasonic Group, please visit: https://holdings.panasonic/global/.

GM

General Motors (NYSE:GM) is a global company focused on advancing an all-electric future that is inclusive and accessible to all. At the heart of this strategy is the Ultium battery platform, which will power everything from mass-market to high-performance vehicles. General Motors, its subsidiaries and its joint venture entities sell vehicles under the Chevrolet, Buick, GMC, Cadillac, Baojun and Wuling brands.

RECOMMENDATION OF THE BOARD

Mitsui New Control Person Resolution

The Board (with the Interested Directors abstaining), after consultation with NMG’s financial and legal advisors, and after carefully and thoroughly considering, among other things, the terms and conditions of the Mitsui Private Placement and the reasons set forth under the heading “Reasons for the Recommendation of the Board – Mitsui New Control Person Resolution”, unanimously recommends that Shareholders vote FOR the Mitsui New Control Person Resolution.

GM New Control Person Resolution and Panasonic New Control Person Resolution

The Board (with the Interested Directors abstaining), after consultation with NMG’s financial and legal advisors, and after carefully and thoroughly considering, among other things, the terms and conditions of the Arm’s Length Private Placements and the reasons set forth under the heading “– Reasons for the Recommendation of the Board – GM New Control Person Resolution and Panasonic New Control Person Resolution”, unanimously recommends that

Shareholders vote FOR each of the GM New Control Person Resolution and the Panasonic New Control Person Resolution.

REASONS FOR THE RECOMMENDATION OF THE BOARD

Mitsui New Control Person Resolution

See “Business of the Meeting – The Related Party Private Placements – Reasons for the Recommendation of the Board”, for the reasons for the recommendation of the Board (with the Interested Directors abstaining) that Shareholders vote for the Related Party Private Placements. Approval of the Mitsui Private Placement Resolution requires approval of the Mitsui New Control Person Resolution, and, therefore, the Board recommends that Shareholders vote for the Mitsui New Control Person Resolution for the reasons set forth  under the heading “Business of the Meeting – The Related Party Private Placements – Reasons for the Recommendation of the Board”.

GM New Control Person Resolution and Panasonic New Control Person Resolution

In recommending that Shareholders vote for the GM New Control Person Resolution and the Panasonic New Control Person Resolution, the Board (excluding the Interested Directors) based its decision on the totality of the information presented to, and considered by, it in light of its knowledge of the business, financial condition and prospects of NMG, after having undertaken a thorough review of, and having carefully considered the terms of the Arm’s Length Private Placements that gave rise to each of GM and Panasonic potentially becoming new control persons of the Corporation, and with the benefit of the advice of NMG’s financial and legal advisors. In particular, the Board (excluding the Interested Directors) considered and relied upon a number of factors, including, among others:

●	That, upon exercise, the Warrants issued to GM and Panasonic will generate aggregate additional gross proceeds of approximately US$59,500,000 to the Corporation, thereby providing significant short-term funding, as well as potential longer-term financing, to advance the development of the Projects, and improving the Corporation’s financial position and strengthening the Corporation’s consolidated statements of financial position; and
●	That GM and Panasonic are important long-term strategic partners of the Corporation, both by virtue of their shareholdings as a result of the Arm’s Length Private Placements and the entry into the Offtake Agreements.

F.EXPENSES OF THE TRANSACTIONS

NMG is expected to incur expenses of approximately $1,150,0001 in connection with the transactions described in this Circular, which includes financial advisory, legal, accounting, printing, mailing and meeting fees.

G.SUMMARY OF THE MATERIAL AGREEMENTS

SUBSCRIPTION AGREEMENTS

The following is a summary of the material terms of the subscription agreements between the Corporation and Mitsui (the “Mitsui Subscription Agreement”) and the Corporation and Pallinghurst (the “Pallinghurst Subscription Agreement”, together with the Mitsui Subscription Agreement, the “Related Party Subscription Agreements”). The following summary is not exhaustive and is subject to and qualified in its entirety by reference to the full text of each of the Related Party Subscription Agreements, which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

[1]	Note: All expenses incurred in Canadian dollars were converted at an exchange rate of US$1.00 = CAD$1.35.

General

The Mitsui Subscription Agreement provides that Mitsui will purchase 12,500,000 Common Shares and 12,500,000 Warrants for aggregate consideration of US$25,000,000. The Pallinghurst Subscription Agreement provides that Pallinghurst will purchase 6,250,000 Common Shares and 6,250,000 Warrants for aggregate consideration of US$12,500,000. See “– Warrants” for further information on the Warrants.

The subscription price in respect of the Related Party Subscription Agreements will be satisfied in full by Mitsui and Panasonic exchanging their respective Related Party Convertible Notes. All accrued interest under each of the Mitsui Convertible Note and the Pallinghurst Convertible Note will be satisfied by the issuance of Common Shares (the “PIK Shares”) to each of Mitsui and Pallinghurst whereby Mitsui will receive 1,052,695 PIK Shares and Pallinghurst will receive 526,348 PIK Shares, which represents interest accrued through February 14, 2024 (the date of the Related Party Subscription Agreements).

Upon completion of the Mitsui Private Placement, exchange of the Mitsui Convertible Note, and the issuance of the applicable PIK Shares, Mitsui will have beneficial ownership of, and control or direction over 13,552,695 Common Shares and 12,500,000 Warrants, representing in the aggregate approximately 20.9% of the issued and outstanding Common Shares on a partially diluted basis (assuming exercise in full of the Mitsui Warrants).

Upon completion of the Pallinghurst Private Placement, exchange of the Pallinghurst Convertible Note, and the issuance of the applicable PIK Shares, together with its current holdings, Pallinghurst will have beneficial ownership of, and control or direction over an aggregate of 18,317,361 Common Shares and 6,250,000 Warrants, representing in the aggregate approximately 20.7% of the issued and outstanding Common Shares on a partially diluted basis (assuming exercise in full of the Pallinghurst Warrants).

In connection with the Mitsui Private Placement, Mitsui and the Corporation will also enter into an investor rights agreement (the “Investor Rights Agreement”) and registration rights agreement (the “Mitsui Registration Rights Agreement”). See ”– Investor Rights Agreement” and “– Registration Rights Agreement” for further information.

In connection with the Pallinghurst Private Placement, Pallinghurst and the Corporation will also enter into a registration rights agreement (the “Pallinghurst Registration Rights Agreement” and together with the Mitsui Registration Rights Agreement, the “Registration Rights Agreements”). See “– Registration Rights Agreement” for further information.

Use of Proceeds

The proceeds received from the Related Party Subscription Agreements will be used solely for the exchange of the Related Party Convertible Notes. Upon closing of the Related Party Private Placements (the “Closing”), the Related Party Convertible Notes will be surrendered and transferred to the Corporation for cancellation and deemed to be satisfied in full such that no convertible securities can be issued thereunder (including the related warrants underlying the Related Party Convertible Notes).

Representations and Warranties

Each of the Mitsui Subscription Agreement and Pallinghurst Subscription Agreement contains representations and warranties made by the Corporation to each of Mitsui and Pallinghurst that relate to, among other things, organization and qualification; subsidiaries; authority relative to the transaction agreements; required approvals; no violation of constating documents or certain agreements; capitalization; securities law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with laws; sanctions; permits; litigation; insolvency; operational matters; taxes; employment matters; pension and employee benefits; environment; mining rights; insurance; books and records; and financial advisors or brokers.

Each of the Mitsui Subscription Agreement and Pallinghurst Subscription Agreement contains certain representations and warranties made by each of Mitsui and Pallinghurst to the Corporation that relate to, among other things, organization and corporate capacity; authority relative to the transaction agreements; required approvals; no violation of constating documents or certain agreements; and securities laws matters.

Conditions Precedent to the Obligations of Mitsui and Pallinghurst

The obligations of Mitsui, in the case of the Mitsui Subscription Agreement, and Pallinghurst, in the case of the Pallinghurst Subscription Agreement, to complete their respective investments are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Mitsui or Pallinghurst, as the case may be, and which may be waived by Mitsui, under the Mitsui Subscription Agreement, or Pallinghurst, under the Pallinghurst Subscription Agreement, at any time, in whole or in part:

●	the representations and warranties of the Corporation shall generally be true and correct in all respects as at the Closing with the same force and effect as if made on and as at the Closing;
●	the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under the applicable Related Party Subscription Agreement, the applicable Registration Rights Agreement, and, in the case of Mitsui, the Investor Rights Agreement;
●	no material adverse effect shall have occurred;
●	there shall be no issued order, injunction, judgment or ruling filed or imposed by any governmental entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated by the transaction agreements;
●	the Common Shares shall continue to be listed for trading on the TSXV and the New York Stock Exchange (“NYSE”) as at the Closing;
●	the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other governmental entity;
●	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Common Shares and the Warrants, and the issuance of the PIK Shares, including any required approval of the TSXV, any required authorization of the NYSE, and any required approval by the Shareholders (including in connection with any applicable requirements of Regulation 61-101);
●	all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any competition or antitrust applicable laws has occurred and all requisite approvals and authorizations under any competition or antitrust competition or antitrust applicable laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated in compliance with such competition or antitrust applicable laws;
●	the applicable investor shall have received all closing deliveries set forth in the applicable Related Party Subscription Agreement; and
●	in the case of the Mitsui Subscription Agreement, the Pallinghurst Private Placement shall have occurred before or concurrently with the Mitsui Private Placement.

Conditions Precedent to the Obligations of the Corporation

The obligation of the Corporation to complete the transactions contemplated by the Mitsui Subscription Agreement, in the case of Mitsui, or the Pallinghurst Subscription Agreement, in the case of Pallinghurst, is subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of the Corporation and which may be waived by the Corporation at any time, in whole or in part:

●	the representations and warranties of the applicable investor contained in the applicable Related Party Subscription Agreement shall generally be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Closing, with the same force and effect as if made on and as at the Closing;
●	the applicable investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under the applicable Related Party Subscription Agreement, the applicable Registration Rights Agreement, and, in the case of Mitsui, the Investor Rights Agreement, that is required to be performed or complied with prior to the Closing;
●	there shall be no issued order, injunction, judgment or ruling filed or imposed by any governmental entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated by the transaction agreements;
●	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Common Shares and the Warrants, and the issuance of the PIK Shares, including any required approval of the TSXV, any required authorization of the NYSE, and any required approval by the Shareholders (including in connection with any applicable requirements of Regulation 61-101); and
●	the Corporation shall have received the closing deliveries set forth in the applicable Related Party Subscription Agreement to be delivered by the applicable investor.

Covenants

The Corporation has agreed to certain covenants that are in force between the date of the Related Party Subscription Agreements (being February 14, 2024) and the Closing, or earlier termination of the applicable Related Party Subscription Agreement in the case of certain covenants. Set forth below is a brief summary of certain of those covenants:

●	the Corporation will prepare, file and diligently pursue all necessary consents, approvals and authorizations of any person and make such necessary filings, as are required to be obtained under applicable laws with respect to the investments;
●	the Corporation shall keep each of Mitsui and Pallinghurst fully informed regarding the status of such consents, approvals and authorizations, and each investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to each investor (and its counsel) of any proposed substantive discussions with the TSXV or the NYSE if required in connection with the investments;
●	if the approval or authorization of either of the TSXV or the NYSE is “conditional approval” subject to the making of customary deliveries to the TSXV or the NYSE after the Closing, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSXV or the authorization from the NYSE, as applicable;

●	each of the Corporation, on the one hand, and Mitsui and Pallinghurst, on the other hand, will use its reasonable best efforts to (i) promptly file, or cause to be filed, any notification required to be made to any governmental entity pursuant to the applicable antitrust or competition laws of any jurisdiction regarding the transactions contemplated; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by such governmental entity; and (iii) take all commercially reasonable steps to cause the expiration or termination of any applicable waiting or review periods and obtain all requisite approvals and authorizations under any competition or antitrust law as necessary to consummate the applicable Related Party Private Placement;
●	each of the Corporation, on the one hand, and Mitsui and Pallinghurst, on the other hand, (i) shall cooperate with the other party (as applicable) in connection with any filing or submission and keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any governmental entity regarding any filings contemplated by the applicable Related Party Subscription Agreement, (ii) provide the other party notice and an opportunity to participate in any oral communications with such governmental entity to the extent not prohibited by that governmental entity, and (iii) provide the other party the opportunity to review and comment on any substantive communications with such governmental entity and consider the other party’s comments reasonably and in good faith;
●	the Corporation and its subsidiaries shall conduct its business in the ordinary course in material compliance with applicable laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of the Corporation in all material respects, preserve and maintain all of its permits, and preserve the rights, goodwill and relationships of counterparties of material contracts;
●	the Corporation will not, except with the prior written consent of Mitsui, in the case of the Mitsui Subscription Agreement, or Pallinghurst, in the case of the Pallinghurst Subscription Agreement:
o	split, combine or reclassify any of the outstanding Common Shares;
o	redeem, purchase or offer to purchase any Common Shares or convertible notes (excluding the Related Party Convertible Notes);
o	amalgamate, merge or consolidate with any other person;
o

perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the investment (which for greater certainty does not include a change of control);

o	make or award any increases in salary, incentive compensation or other bonuses to executives of the Corporation or its subsidiaries (other than in the ordinary course); or
o	agree or commit to do any of the foregoing;
●	the Corporation shall:
o

provide the investor, its designees and its representatives with reasonable access, upon reasonable notice during normal business hours, to the Corporation’s and its subsidiaries’ books and records and executive management so that the investor may conduct reasonable inspections;

o

deliver to the investor, immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from any governmental entity or any claim or filing involving the Corporation, in each case, in respect of the Corporation’s potential, actual or alleged violation of any and all laws applicable to the business, affairs and operations of the Corporation and its subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

o

for the year ended December 31, 2023 and subsequent reporting periods, deliver to the investor, as promptly as practicable following the end of each fiscal quarter and fiscal year, an unaudited reconciliation of the Corporation’s quarterly publicly issued financial statements with respect to such fiscal quarter and audited reconciliation of the Corporation’s annually publicly issued financial statements with respect to such fiscal year to U.S. generally accepted accounting principles, if it was reasonably determined by the investor that this information is necessary for the investor’s financial reporting, accounting or tax purposes; and

o

deliver to the investor, as promptly as practicable, such information and documentation relating to the Corporation and its subsidiaries as the investor may reasonably request from the Corporation from time to time for purposes of complying with the investor’s tax reporting obligations with respect to its ownership of the Corporation;

●	the Corporation shall promptly notify Mitsui, in the case of the Mitsui Subscription Agreement, or Pallinghurst, in the case of the Pallinghurst Subscription Agreement, of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to (a) cause any of the representations or warranties of the Corporation to be untrue or inaccurate at any time from the date of the applicable Related Party Subscription Agreement to the Closing; or (b) result in the failure of the Corporation to comply with any covenant or agreement to be complied with by the Corporation pursuant to the terms of the applicable Related Party Subscription Agreement;
●	the Corporation shall cause its employees, directors, officers, and to the best of its ability, any person acting on its behalf to comply with applicable anti-corruption laws;
●	the Corporation shall and shall cause its subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any person acting on its or their behalf to comply with all applicable sanctions laws;
●	with respect to certain regulatory matters:
o

prior to making, or accepting, any ownership investment after the date of the Related Party Subscription Agreements, the Corporation shall, as applicable under the relevant laws and regulations, and unless the investor has agreed otherwise, take such steps as are at that time available under the Investment Canada Act to obtain certainty prior to completion regarding the status of the investment under the national security review provisions of the Investment Canada Act; and

o

the Corporation and its subsidiaries agree to cooperate with any inquiry by The Committee on Foreign Investments in the United States (“CFIUS”) or certain Canadian governmental entities, with respect to the Corporation’s business (or that of its subsidiaries) or any past or new investment the Corporation or its subsidiaries have received or undertaken, or receive or undertake. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, the Corporation and its subsidiaries shall take any and all actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with CFIUS or any such Canadian governmental entity with respect to any such investment the Corporation or its subsidiaries have received or undertaken, or receive or undertake; and

●	under the Mitsui Subscription Agreement, the Corporation shall, no later than a date that has been redacted for commercially sensitive information or such later date as Pallinghurst Graphite Limited and the Corporation may mutually agree in writing, use its best endeavours to submit for approval by its Board, the exercise of the Corporation’s buy back right with respect to the 3.0% net smelter royalty granted by the Corporation to Pallinghurst Graphite Limited pursuant to the royalty agreement dated August 28, 2020, as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020, and as amended on August 18, 2023.

Termination

The Mitsui Subscription Agreement, in the case of the Mitsui Private Placement, or the Pallinghurst Subscription Agreement, in the case of the Pallinghurst Private Placement, will terminate upon any of the following having occurred:

●	the date on which the Related Party Subscription Agreement is terminated by the mutual consent of the parties thereto;
●	written notice by either party thereto to the other in the event the Closing has not occurred on or prior to the ninety days following the date of the Related Party Subscription Agreements;
●	written notice by either party thereto to the other if any governmental entity of competent jurisdiction issues an order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by the Related Party Subscription Agreement, and such order becomes final and non-appealable;
●	by the investor if the Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements, and such lack of performance has not been cured in accordance with the Related Party Subscription Agreement;
●	by the Corporation if the investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in the Related Party Subscription Agreement, and such lack of performance has not been cured in accordance with the Related Party Subscription Agreement; or
●	written notice of the investor on the dissolution or bankruptcy of the Corporation or any of its subsidiaries or the making by the Corporation or any of its subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of its subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

WARRANTS

The following is a summary of the material terms of the warrant certificate between the Corporation and Mitsui (the “Mitsui Warrant Certificate”) and the warrant certificate between the Corporation and Pallinghurst (the “Pallinghurst Warrant Certificate”, together with the Mitsui Warrant Certificate, the “Warrant Certificates”). The following summary is not exhaustive and is subject to and qualified in its entirety by reference to the full text of each of the Mitsui Warrant Certificate and the Pallinghurst Warrant Certificate, which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

General

In connection with the purchase of their respective Common Shares, each of Mitsui and Pallinghurst will be issued one Warrant for each Common Share purchased. Upon the Closing, Mitsui will receive 12,500,000 Warrants and Pallinghurst will receive 6,250,000 Warrants. Each Warrant is exercisable to purchase one Common Share (a “Warrant Share”, and collectively, the “Warrant Shares”). The number of Common Shares and Warrants to be issued, as well as the terms of the Warrants, have been determined in connection with the Arm’s Length Private Placement. See “Business of the Meeting – The Related Party Private Placements – Background” for further information.

Exercise of Warrants

Mitsui and Pallinghurst may generally each exercise their Warrants, either in whole or in part, following FID so long as Mitsui (and/or its affiliates, certain co-investors acceptable to the Corporation, or a special purpose vehicle established by Mitsui and certain other parties acceptable to the Corporation), in the case of the Mitsui Warrants, or Pallinghurst, in the case of the Pallinghurst Warrants, enter into a binding agreement to purchase Common Shares (including any Warrant Shares) in connection with the FID. Notwithstanding the foregoing, the Corporation will be entitled to, at its sole discretion, accelerate the exercise date to a date specified by the Corporation, which date is to be 30 days from the date that written notice of such acceleration is delivered by the Corporation to Mitsui, under the Mitsui Warrant Certificate, or Pallinghurst, under the Pallinghurst Warrant Certificate. The exercise price per Warrant Share is US$2.38, which was determined in connection with the Arm’s Length Private Placement.

Pursuant to the Mitsui Warrants, if the TSXV does not grant conditional approval permitting Mitsui to acquire more than 19.9% of the issued and outstanding Common Shares (the “Mitsui Threshold”), Mitsui is not permitted to exercise any Warrants if such exercise will result in Mitsui owning more the Mitsui Threshold. The Mitsui New Control Person Resolution contemplates Shareholder approval of the potential creation of a new control person with respect to Mitsui. Shareholders previously approved Pallinghurst’s status as a control person of the Corporation, therefore Pallinghurst’s Warrant contains no such restriction.

Following Shareholder approval of the Mitsui New Control Person Resolution, the maximum number of Common Shares issuable under the Mitsui Warrant Certificate shall be the lesser of: (a) the maximum amount that Mitsui may hold that will not reasonably be expected to result in Mitsui having to consolidate the Corporation’s financial performance as its own subsidiary in connection with preparing Mitsui’s financial statements under IFRS, unless Mitsui consents otherwise; and (b) the number of Common Shares that will result in Mitsui holding 30% of the issued and outstanding Common Shares of the Corporation.

Expiry

The Warrants expire on the earlier of the date (i) upon which Mitsui, in the case of the Mitsui Warrants, or Pallinghurst, in the case of the Pallinghurst Warrants, subscribes for and purchases shares (including the Warrant Shares) at FID, (ii) upon which the subscription agreement in respect of any shares purchased at FID is terminated pursuant to its terms, or (iii) that is five years following the date of the Warrants.

Adjustments

The exercise price and number of Common Shares into which the Warrants are exercised are subject to customary adjustments in accordance with the terms of the Warrants.

INVESTOR RIGHTS AGREEMENT

The following is a summary of the material terms of the Investor Rights Agreement. The following summary is not exhaustive and is subject to and qualified in its entirety by reference to the full text of the Investor Rights Agreement, which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Board of Director Nominees

So long as Mitsui and its respective affiliates collectively own, directly or indirectly, 10% or more of the issued and outstanding Common Shares (the “10% Threshold”), Mitsui will be entitled to designate one nominee for election or appointment to the Board. Additionally, for so long as Mitsui and its respective affiliates collectively own, directly or indirectly, 20% or more of the issued and outstanding Common Shares (the “20% Threshold”) Mitsui will be entitled to designate one additional nominee for election or appointment to the Board. If Mitsui is entitled to and does nominate the second nominee, then at least one of the Mitsui nominees must be independent under applicable securities laws. In connection with the designation of the Mitsui nominees, Mitsui must consider the equity, diversity and inclusion programs, policies and strategies of the Corporation, and Mitsui must also consider in good faith any views, positions and recommendations made by the Corporation regarding the Mitsui nominees in connection therewith.

For so long as a Mitsui nominee is serving on the Board, such Mitsui nominee will be entitled to be a member of such committees of the Board to which such Mitsui nominee may be appointed.

Each Mitsui nominee will be entitled to the same board compensation as other non-management directors (unless waived by Mitsui). The Corporation will pay travel and other expenses incurred by each Mitsui nominee in connection with their attendance at in-person meetings of the Board or any committee.

Observer Rights

So long as Mitsui is entitled to designate one or more nominees, Mitsui has the right to designate an observer in place of each such nominee to attend all meetings of the Board in a non-voting observer capacity. If Mitsui is no longer entitled to designate a Board nominee, so long as Mitsui and its respective affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares (the “5% Threshold”), Mitsui will be entitled to designate an observer to attend all meetings of the Board in a non-voting observer capacity.

Secondee Rights

So long as Mitsui and its respective affiliates hold, in the aggregate, all of the Common Shares purchased under the Mitsui Subscription Agreement, or so long as any agent or distribution agreement entered into between Mitsui and the Corporation remains active, Mitsui will be entitled to place one employee on secondment with the Corporation to explore and promote business opportunities for the Corporation. See “– Agent and Distributor Rights” for further information.

Pre-Emptive Rights

Subject to certain Excluded Securities (as defined in the Investor Rights Agreement), in the event of an issuance of Common Shares or securities convertible into Common Shares, Mitsui will have the right to acquire such number of Common Shares that would result in Mitsui and its respective affiliates maintaining it or their pro rata interest held immediately prior to the closing of any such issuance.

If Mitsui does not elect to exercise its pre-emptive right in full within the prescribed period, then the Corporation will be free for a period of 90 days following the expiration of the applicable notice period (or notice from Mitsui that it will not exercise the pre-emptive right) to sell the Common Shares or securities convertible into Common Shares, as applicable, on terms and conditions not more favorable to the purchasers thereof; provided that any Common Shares or securities convertible into Common Shares offered or sold by the Corporation after such 90-day period, or any Common Shares or securities convertible into Common Shares offered or sold by the Corporation during such 90-day period on terms and conditions more favorable to the purchasers thereof than those offered to Mitsui, must, in either case, be re-offered to Mitsui.

Mitsui’s pre-emptive right will terminate on the date on which Mitsui and its respective affiliates cease to meet the 10% Threshold.

Top Up Right

In the event that the Corporation issues Excluded Securities that result in Mitsui’s pro rata interest in the Corporation becoming less than 20%, 10%, or 5%, Mitsui will have a top-up right to subscribe for and acquire, by way of private placement, such number of Common Shares as would result in the Mitsui pro rata interest after the dilution event being equal to the Mitsui pro rata interest prior to the dilution event.

Mitsui’s top-up right will terminate on the date on which Mitsui and its respective affiliates cease to meet the 10% Threshold.

Offering Restrictions

Prior to the earlier of: (i) one or more offerings of Common Shares and/or convertible securities in connection with FID and (ii) the date that is 180 days following the date of the Investor Rights Agreement, the Corporation cannot sell or issue any Common Shares or securities convertible into Common Shares (or announce an intention to do so) without Mitsui’s prior written consent.

Information Rights

So long as Mitsui or an affiliate owns any shares in the Corporation, the Corporation will, upon reasonable notice, make available certain members of management as reasonably requested by Mitsui for a quarterly strategic review meeting. Additionally, the Corporation will provide Mitsui with any such information and documentation relating to the Corporation and its affiliates as Mitsui may reasonably request for purposes of complying with its own tax reporting obligations.

So long as Mitsui satisfies the 10% Threshold, the Corporation will provide Mitsui with (a) reasonable access to the Corporation’s and its subsidiaries’ books and records so that Mitsui may conduct reasonable inspections including as to the internal accounting controls and operations of the Corporation and its subsidiaries, and (b) the ability to conduct three site visits per year at the Corporation’s and its subsidiaries’ properties. Additionally, so long as the 10% Threshold is satisfied, the Corporation will provide Mitsui with a copy of any notice, letter, correspondence or other communication from a governmental entity or any litigation proceedings or filings involving the Corporation or its subsidiaries.

So long as Mitsui is required to account for its investment under the equity method of IFRS, for the year ended December 31, 2023, and subsequent quarterly and annual reporting periods, the Corporation will provide as promptly as practicable following the end of each fiscal quarter and fiscal year, an unaudited reconciliation of the Corporation’s quarterly publicly issued financial statements with respect to such fiscal quarter and audited reconciliation of the Corporation’s annually publicly issued financial statements with respect to such fiscal year to IFRS, if it is reasonably determined by Mitsui that this information is necessary for Mitsui’s financial reporting, accounting or tax purposes.

Lock-up Period

Neither Mitsui nor its affiliates shall, directly or indirectly, assign, sell, transfer, offer, or otherwise depart with any interest in or economic consequences of ownership of any of the Common Shares beneficially owned, directly or indirectly, by Mitsui until the date that is twelve months following the date of the Investor Rights Agreement. Following the lock-up period, Mitsui and its affiliates will be prohibited from knowingly transferring restricted Common Shares to specified restricted parties or a competitor of the Corporation or its subsidiaries, subject to certain exceptions.

Standstill Period

Until the date that is three years following the date of the Investor Rights Agreement, unless the Corporation provides prior written consent, Mitsui and its affiliates may not: (a) purchase, acquire, or offer to purchase (except under the terms of the Mitsui Subscription Agreement, the Mitsui Registration Rights Agreement, the Mitsui Warrant Certificate, or any other subscription agreement between Mitsui and the Corporation following the date of the Investor Rights Agreement) any equity securities of the Corporation, subject to customary exceptions; or (b) effect, seek, offer or propose, or in any way advise or encourage any other person to effect, seek, offer or propose (in each case, whether publicly or otherwise): (1) any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving the Corporation or any of its assets; or (2) any recapitalization, restructuring, liquidation, dissolution, disposition of a material portion of the assets or other extraordinary transaction with respect to the Corporation or any of its assets; (c) directly or indirectly make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of the Corporation; (d) otherwise act in a manner to seek to control the management, the Board or the policies of the Corporation beyond the Board and committee representation provided in the Investor Rights Agreement; (e) enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aide, encourage or act in concert with, any other persons (excluding its affiliates) in connection with any of the foregoing; (f) make any public announcement of any intention to do or take any of the foregoing or take any action that could require the Corporation to make a public announcement with respect to any of the foregoing; or (g) attempt to induce any party not to make or conclude any proposal with respect to the Corporation by threatening or indicating that Mitsui may take any of the foregoing actions.

Mitsui will not, alone or in concert with others, without the prior written consent of the Corporation or as otherwise expressly permitted under the Investor Rights Agreement, purchase, acquire, or offer to purchase any equity securities of the Corporation that would result in Mitsui and its respective affiliates owning, or exercising control over, more than the 20% Threshold.

Agent and Distributor Rights

For so long as Mitsui and its respective affiliates hold, in the aggregate, all of the Common Shares purchased by Mitsui under the Mitsui Subscription Agreement, the Corporation will grant to Mitsui (or Mitsui’s affiliate(s) as designated by Mitsui) a right of first look for the sale and marketing of the active anode material produced at the Bécancour Battery Material Plant to all customers excluding one, the purchase of active anode material, the source of which is from mines other than the Matawinie Mine, and certain anchor customer(s) who enter into offtake agreements with the Corporation that provide for the offtake of the majority of the anode active materials of the Matawinie Mine and that provides the basis for procuring project debt financing and equity financing relating to FID.

If the Corporation is to sell materials (other than to excluded customers), it must provide notice to Mitsui in writing of its intent and offer Mitsui the opportunity to engage in discussions to act as agent or distributor for such sales and marketing. Mitsui may also deliver to the Corporation a notice when and if it desires to introduce a customer (other than an excluded customer) to the Corporation.

The parties shall discuss in good faith for 30 days following receipt of a notice the possibility of appointing Mitsui as agent or distributor, and, if agreed, the parties shall discuss in good faith the details of and enter into an agent agreement or distributor agreement, as the case may be, for the respective sale and marketing activity. The provision prescribes certain commission and other term parameters. If following the expiry of the 30-day period, the parties did not agree on the terms and conditions of an agency agreement or a distribution agreement, the Corporation may, subject to compliance with the right of first refusal of Mitsui, enter into discussions with a third party to solicit offers for an agency agreement or a distribution agreement.

After the expiry of the 30-day period, if the Corporation receives a third party offer, the Corporation has granted to Mitsui (or Mitsui’s affiliate(s) as designated by Mitsui) a right of first refusal for any sale and marketing of the materials to any customer or prospective customer of the Corporation headquartered in Asia in order to allow Mitsui to act as an agent of the Corporation or, where appropriate, a distributor of the Corporation. The Corporation will notify Mitsui in writing of the third party offer and Mitsui shall have a 20-day period to notify the Corporation that it elects to act as agent or distributor at the same terms and conditions of the third party offer, subject to certain exceptions in the case of any customer or prospective customer headquartered in Asia (other than excluded customers).

If, following the expiry of the 20-day period, Mitsui elects not to act as agent or distributor, the Corporation may then enter into an agency agreement or a distribution agreement with the third party to sell the materials.

The Investor Rights Agreement also includes an acknowledgement by Mitsui of (i) the right of first look and (ii) the right of first refusal regarding customers headquartered in North America or Europe and joint venture(s) in which any of such customer(s) invests granted by the Corporation in favor of Pallinghurst pursuant to the Pallinghurst 2022 Letter Agreement.

Put Right

Mitsui will have the right to sell all of its Common Shares to the Corporation at a set sale price at any time at its sole discretion.

Other Covenants of NMG

So long as Mitsui meets the 10% Threshold, until the Corporation obtains Mitsui’s prior written consent, the Corporation shall not be permitted to enter into or otherwise support or recommend (a) any equity investment in the Corporation from, or any change of control to, a Sanctioned Person or a FEOC (each as defined in the Investor Rights Agreement), (b) any equity investment in an affiliate of the Corporation that indirectly owns the assets of the Projects (the “Subject Business”), (c) the acquisition of more than 50% of the total voting power of the Subject Business, or (d) the acquisition of the power to direct the management or policies of the Subject Business.

So long Mitsui or any of its affiliates are shareholders of the Corporation, the Corporation must (a) cause its employees, directors, and officers to comply with all anti-corruption laws, (b) refrain from providing gifts to government officials with the intent of influencing the governmental official, or accepting any similar type of gift from a governmental official, (c) comply with all applicable sanctions laws, (d) comply with all anti-money laundering laws, and (e) must make and keep books, records and accounts that accurately reflect the transactions and dispositions of the assets of the Corporation and such subsidiaries, and devise and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are  recorded as necessary, all to permit preparation of financial statements in conformity with IFRS.

Termination

Generally, the Investor Rights Agreement shall terminate immediately upon Mitsui ceasing to meet the 5% Threshold other than certain surviving rights, including: (a) the secondee right, (b) the quarterly strategic review right and (c) the agent and distributor right. See “— Secondee Rights”, “— Information Rights, and “— Agent and Distributor Rights” of this Circular for further information.

REGISTRATION RIGHTS AGREEMENTS

The following is a summary of the material terms of the Mitsui Registration Rights Agreement and the Pallinghurst Registration Rights Agreement. The following summary is not exhaustive and is subject to and qualified in its entirety by reference to the full text of the Mitsui Registration Rights Agreement and the Pallinghurst Registration Rights Agreement, which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All out-of-pocket expenses incidental to the performance of or compliance with the registration rights described below will be borne by the Corporation other than any commissions payable to any underwriter or agent that are attributable to the Registrable Shares (as defined below) to be sold by either of Mitsui or Pallinghurst, which will be borne by either of Mitsui and/or Pallinghurst, as applicable.

Demand Registration Rights

For so long as each of Mitsui and Pallinghurst meet the 10% Threshold, and in the case of Mitsui, following expiration of the lock up period under the Investor Rights Agreement, each of Mitsui and Pallinghurst may require the Corporation to register all or a portion of their Common Shares and Warrant Shares (the “Registrable Shares”) by filing a registration statement or a prospectus, and taking such other steps as may be necessary to facilitate a distribution of all or any portion of the Registrable Shares held by Mitsui, Pallinghurst, or their affiliates (a “Demand Registration”).

The Corporation will not be required to effect more than two Demand Registrations in any twelve month period. The Corporation will also not be required to effect any Demand Registration if it would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, reorganization or similar material transaction involving the Corporation or if there exists at the time material non-public information relating to the Corporation, the disclosure of which would be materially adverse to the Corporation. In any such case the Corporation’s obligation to file a Demand Registration will be deferred for a period of not more than 90 days from the date of receipt of the request of the applicable investor.

Piggyback Registration Rights

For so long as each of Mitsui and Pallinghurst meet the 5% Threshold, and in the case of Mitsui,following the expiration of the lock up period under the Investor Rights Agreement, if the Corporation elects to proceed with a registration statement or a prospectus it will need to give each of Mitsui and Pallinghurst notice of such event, in which case each of Mitsui and Pallinghurst will be able to give the Corporation notice to require the Corporation to cause any or all of the Registrable Shares held to be included.

Shelf Registration Rights

For so long as each of Mitsui and Pallinghurst meet the 5% Threshold, and in the case of Mitsui, following the expiration of the lock up period under the Investor Rights Agreement, each of Mitsui and Pallinghurst will have the right to require the Corporation to file a registration statement, including a registration statement covering the resale of all Registrable Shares on a delayed or continuous basis, pursuant to the Multijurisdictional Disclosure System (“MJDS”) or on Form F-3 or Registration Statement that may be available at such time, and if necessary pursuant to the MJDS in connection therewith, to file a Canadian prospectus pursuant to the provisions of Regulation 44-102 respecting Shelf Distributions.

H.DESCRIPTION OF THE COMMON SHARES

The authorized share capital of NMG consists of an unlimited number of Common Shares. As at the Record Date, 92,112,108 Common Shares were issued and outstanding.

Shareholders are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation.

Further information relating to the Common Shares is set out in NMG’s Annual Information Form dated March 27, 2024 in respect of the fiscal year ended December 31, 2023, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

I.OWNERSHIP OF SECURITIES OF NMG

As of the date of this Circular, the following table sets out the number, designation and percentage of the outstanding Common Shares, options to purchase Common Shares pursuant to NMG’s stock option plan and Warrants beneficially owned or over which control or direction is exercised, directly or indirectly, by each director and officer of NMG. For such information relating to insiders of NMG and any associate or affiliate of such insiders, see “Voting Securities and Principal Holders”.

Name	Relationship with NMG	Number of Common Shares Beneficially Owned, Controlled or Directed	Approximate percentage of total Common Shares (1)	Number of Options Beneficially Owned, Controlled or Directed	Approximate percentage of total options to purchase Common Shares	Number of Warrants Beneficially Owned, Controlled or Directed
Arne H. Frandsen(2)	Director	311,796(3)	0.34%	152,500	3.21%	Nil
Daniel Buron	Director	Nil	N/A	167,500	3.53%	Nil

Name	Relationship with NMG	Number of Common Shares Beneficially Owned, Controlled or Directed	Approximate percentage of total Common Shares (1)	Number of Options Beneficially Owned, Controlled or Directed	Approximate percentage of total options to purchase Common Shares	Number of Warrants Beneficially Owned, Controlled or Directed
Eric Desaulniers	President, Chief Executive Officer and Director	330,275(4)	0.36%	905,000	19.06%	Nil
Dr. Jürgen Köhler(2)	Director	Nil	N/A	100,000	2.11%	Nil
Nathalie Pilon	Director	10,000	0.01%	112,500	2.37%	Nil
James Scarlett	Director	Nil	N/A	112,500	2.37%	Nil
Andrew Willis(2)	Director	311,796(5)	0.34%	67,500	1.42%	Nil
Stephanie Anderson	Director	Nil	N/A	22,500	0.47%	Nil
Charles-Olivier Tarte	Chief Financial Officer	56,876	0.06%	522,500	11.01%	Nil
Bernard Perron	Chief Operating Officer	Nil	N/A	410,000	8.64%	Nil
Josée Gagnon	Vice President, Legal Affairs and Corporate Secretary	2,600	0.00%	90,000	1.90%	Nil

Notes:

(1)	Percentages are based on 92,112,108 Common Shares outstanding as at March 12, 2024.
(2)

Common Shares beneficially held by Messrs. Frandsen, Köhler and Willis will be excluded from voting in respect of certain of the resolutions at the Meeting – see “Interest of Certain Persons in Matters to be Acted Upon”.

(3)

Mr. Frandsen is a director of Pallinghurst – see “Voting Securities and Principal Holders” for details regarding the securities of NMG beneficially owned or over which control or direction is exercised, directly or indirectly, by Pallinghurst or one of its affiliates.

(4)

As of the date hereof, Mr. Eric Desaulniers personally holds 263,175 Common Shares and holds 67,100 through ED Exploration Inc., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.

(5)

As of the date hereof, Mr. Willis holds 311,796 Common Shares through Willis Investments Limited, a corporation controlled by Mr. Willis and of which he is the sole director and shareholder. Mr. Willis is a director of Pallinghurst – see “Voting Securities and Principal Holders” for details regarding the securities of NMG beneficially owned or over which control or direction is exercised, directly or indirectly, by Pallinghurst or one of its affiliates.

As of the date of this Circular, the directors and executive officers of NMG, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, in the aggregate 1,023,343 Common Shares, representing approximately 1.11% of the issued and outstanding Common Shares.

As of the date of this Circular, the directors and executive officers of NMG, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, in the aggregate 2,662,500 options to purchase Common Shares, representing approximately 56.08% of the issued and outstanding options to purchase Common Shares.

J.TRADING PRICE AND VOLUME OF COMMON SHARES

The Common Shares are listed and posted for trading on the TSXV under the trading symbol “NOU”, and on the NYSE under the trading symbol “NMG”. On February 14, 2024, being the trading day immediately prior to the announcement of the Arm’s Length Private Placements and the Related Party Private Placements, the closing price on the TSXV was $2.80 and US$2.08 on the NYSE.

The following table sets forth, for the calendar periods indicated, the high and low sale prices and the composite volume of trading of the Common Shares on the TSXV and NYSE, each as reported by the TSXV and the NYSE.

TSXV

Month	High (C$)	Low (C$)	Volume
August 2023	4.12	3.46	952,670
September 2023	4.19	3.05	1,185,410
October 2023	4.22	2.62	2,021,340
November 2023	4.01	3.27	1,006,011
December 2023	4.20	3.09	1,191,571
January 2024	3.49	2.73	1,114,045
February 2024	4.14	2.55	2,538,769
March 1 to March 27, 2024	3.49	2.84	891,283

NYSE

Month	High (US$)	Low (US$)	Volume
August 2023	3.10	2.53	1,193,753
September 2023	3.09	2.25	1,170,064
October 2023	3.21	1.85	7,322,974
November 2023	2.90	2.36	1,703,520
December 2023	3.13	2.28	1,995,058
January 2024	2.70	2.03	1,470,121
February 2024	3.07	1.88	8,995,753
March 1 to March 27, 2024	2.60	2.10	1,437,864

K.PREVIOUS PURCHASES AND SALES

During the twelve-month period preceding the date of this Circular, no securities (excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants or conversion rights) of NMG were purchased or sold by NMG, other than as follows: (i) the sale on April 17, 2023 of 4,850,000 Common Shares at a price of US$4.55 per Common Share for aggregate gross proceeds of approximately US$22 million conducted on a bought deal basis, (ii) the issuance on January 31, 2024 of 6,208,210 Common Shares to Mason Resources Inc. as consideration for the acquisition by NMG of the Lac Guéret property from Mason Resources Inc. pursuant to an asset purchase agreement dated January 21, 2024 between NMG and Mason Resources Inc., (iii) the issuance on February 28, 2024 of 12,500,000 Common Shares and of 12,500,000 Warrants to GM for aggregate gross proceeds of US$25 million in accordance with the subscription agreement between GM and the Corporation dated February 14, 2024, and (iv) the issuance on February 28, 2024 of 12,500,000 Common Shares and of 12,500,000 Warrants to Panasonic for aggregate gross proceeds of US$25 million in accordance with the subscription agreement between Panasonic and the Corporation dated February 14, 2024.

L.PREVIOUS DISTRIBUTIONS

During the five-year period preceding the date of this Circular, NMG completed distributions of Common Shares as follows:

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security	Nature of Issuance
2019/03/21	5,000	2.00 $	COMMON SHARES - OPTIONS
2019/04/09	5,000	2.00 $	COMMON SHARES - OPTIONS
2019/04/10	5,148	2.65 $	COMMON SHARES - SETTLEMENT IN SHARES
2019/04/22	15,000	2.00 $	COMMON SHARES - OPTIONS
2019/04/25	4,382,500	2.35 $	COMMON SHARES - PRIVATE PLACEMENT
2019/06/27	3,979,202	2.35 $	COMMON SHARES - PRIVATE PLACEMENT
2019/06/27	255,319	2.35 $	COMMON SHARES - PRIVATE PLACEMENT
2020/06/09	15,000	1.80 $	COMMON SHARES - OPTIONS
2020/09/04	53,032	2.00 $	COMMON SHARES - SETTLEMENT IN SHARES
2020/09/04	46,646	2.00 $	COMMON SHARES - SETTLEMENT IN SHARES
2020/09/04	4,081	2.00 $	COMMON SHARES - SETTLEMENT IN SHARES
2020/10/09	15,000	3.50 $	COMMON SHARES - OPTIONS
2020/11/11	1,500	3.50 $	COMMON SHARES - WARRANTS
2020/11/13	21,391	3.50 $	COMMON SHARES - WARRANTS
2020/11/17	7,500	3.00 $	COMMON SHARES - OPTIONS
2020/11/17	38,000	3.50 $	COMMON SHARES - WARRANTS
2020/11/20	230,000	3.50 $	COMMON SHARES - WARRANTS
2020/11/23	14,100	3.50 $	COMMON SHARES - WARRANTS
2020/11/23	50,000	4.50 $	COMMON SHARES - OPTIONS
2020/12/04	37,500	2.00 $	COMMON SHARES - OPTIONS
2020/12/04	46,250	3.50 $	COMMON SHARES - WARRANTS
2020/12/10	7,500	2.00 $	COMMON SHARES - OPTIONS
2020/12/10	6,500	3.50 $	COMMON SHARES - WARRANTS
2020/12/14	7,500	2.00 $	COMMON SHARES - OPTIONS
2020/12/14	2,000	3.50 $	COMMON SHARES - WARRANTS
2020/12/16	18,000	3.50 $	COMMON SHARES - WARRANTS
2020/12/17	5,000	2.00 $	COMMON SHARES - OPTIONS
2020/12/17	5,000	3.50 $	COMMON SHARES - WARRANTS
2020/12/18	54,750	3.50 $	COMMON SHARES - WARRANTS
2020/12/21	434,800	3.50 $	COMMON SHARES - WARRANTS
2021/01/05	25,000	3.50 $	COMMON SHARES - OPTIONS
2021/01/05	7,500	2.00 $	COMMON SHARES - OPTIONS
2021/01/07	15,000	2.35 $	COMMON SHARES - OPTIONS
2021/01/07	150,000	3.50 $	COMMON SHARES - WARRANTS
2021/01/13	15,000	2.05 $	COMMON SHARES - OPTIONS

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security	Nature of Issuance
2021/01/13	25,000	3.50 $	COMMON SHARES - WARRANTS
2021/01/18	10,000	7.00 $	COMMON SHARES - OPTIONS
2021/01/20	1,189,675	14.50 $	COMMON SHARES - PUBLIC OFFERING
2021/01/20	10,000	7.00 $	COMMON SHARES - OPTIONS
2021/01/25	76,635	10.40 $	COMMON SHARES - DEBT SETTLEMENT IN SHARES
2021/01/28	123,700	3.50 $	COMMON SHARES - WARRANTS
2021/01/31	7,500,000	2.20 $	COMMON SHARES - BOND WARRANTS
2021/02/01	10,000	3.50 $	COMMON SHARES - WARRANTS
2021/02/01	10,000	2.00 $	COMMON SHARES - OPTIONS
2021/02/03	10,000	3.90 $	COMMON SHARES - OPTIONS
2021/02/03	3,000	3.50 $	COMMON SHARES - WARRANTS
2021/02/04	10,000	3.50 $	COMMON SHARES - WARRANTS
2021/02/10	15,000	2.75 $	COMMON SHARES - OPTIONS
2021/02/11	25,000	2.00 $	COMMON SHARES - OPTIONS
2021/02/12	396,552	14.50 $	COMMON SHARES - PRIVATE PLACEMENT
2021/02/15	15,000	2.35 $	COMMON SHARES - OPTIONS
2021/02/16	25,000	2.40 $	COMMON SHARES - OPTIONS
2021/02/16	10,000	2.35 $	COMMON SHARES - OPTIONS
2021/02/18	15,000	2.35 $	COMMON SHARES - OPTIONS
2021/02/25	15,000	2.35 $	COMMON SHARES - OPTIONS
2021/02/26	5,000	7.00 $	COMMON SHARES - OPTIONS
2021/03/05	27,000	1.95 $	COMMON SHARES - OPTIONS
2021/03/05	7,500	2.00 $	COMMON SHARES - OPTIONS
2021/03/15	10,000	2.75 $	COMMON SHARES - OPTIONS
2021/04/08	15,000	2.75 $	COMMON SHARES - OPTIONS
2021/04/08	10,000	3.00 $	COMMON SHARES - OPTIONS
2021/04/08	750	2.35 $	COMMON SHARES - OPTIONS
2021/05/06	4,000	7.00 $	COMMON SHARES - OPTIONS
2021/05/25	500	2.35 $	COMMON SHARES - OPTIONS
2021/05/25	5,000	7.00 $	COMMON SHARES - OPTIONS
2021/05/25	10,000	2.10 $	COMMON SHARES - OPTIONS
2021/05/26	1,500	7.00 $	COMMON SHARES - OPTIONS
2021/05/28	12,500	2.50 $	COMMON SHARES - OPTIONS
2021/06/23	7,915,000	9.22 $	COMMON SHARES - PUBLIC OFFERING
2021/07/22	1,978,750	9.25 $	COMMON SHARES - PRIVATE PLACEMENT
2021/08/13	15,000	2.35 $	COMMON SHARES - OPTIONS
2021/08/13	17,500	1.85 $	COMMON SHARES - OPTIONS
2021/08/30	10,000	3.90 $	COMMON SHARES - OPTIONS
2021/08/30	10,000	7.00 $	COMMON SHARES - OPTIONS

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security	Nature of Issuance
2021/09/23	3,750	2.35 $	COMMON SHARES - OPTIONS
2021/09/29	18,700	7.00 $	COMMON SHARES - OPTIONS
2021/10/08	15,000	2.35 $	COMMON SHARES - OPTIONS
2021/10/08	15,000	3.20 $	COMMON SHARES - OPTIONS
2021/10/08	25,000	1.85 $	COMMON SHARES - OPTIONS
2021/10/15	1,875,000	2.00 $	COMMON SHARES - CONVERTIBLE BOND
2021/10/18	5,625,000	2.00 $	COMMON SHARES - CONVERTIBLE BOND
2021/10/21	220,471	8.62 $	COMMON SHARES - INTEREST ON CONVERTIBLE BOND
2021/10/28	25,000	2.50 $	COMMON SHARES - OPTIONS
2021/11/02	10,000	7.00 $	COMMON SHARES - OPTIONS
2021/11/18	20,000	1.85 $	COMMON SHARES - OPTIONS
2021/11/24	25,000	2.50 $	COMMON SHARES - OPTIONS
2021/12/02	100,000	3.00 $	COMMON SHARES - OPTIONS
2021/12/02	62,500	3.40 $	COMMON SHARES - OPTIONS
2021/12/03	1,500	7.00 $	COMMON SHARES - OPTIONS
2021/12/07	15,000	2.75 $	COMMON SHARES - OPTIONS
2022/01/05	1,500	7.00 $	COMMON SHARES - OPTIONS
2022/01/24	1,500	7.00 $	COMMON SHARES - OPTIONS
2022/01/24	15,000	2.75 $	COMMON SHARES - OPTIONS
2022/01/26	2,000	7.00 $	COMMON SHARES - OPTIONS
2022/02/04	25,000	2.75 $	COMMON SHARES - OPTIONS
2022/02/08	30,000	2.75 $	COMMON SHARES - OPTIONS
2022/02/14	10,400	9.67 $	COMMON SHARES - ATM
2022/02/15	1,500	7.00 $	COMMON SHARES - OPTIONS
2022/02/16	6,301	9.65 $	COMMON SHARES - ATM
2022/02/18	3,200	9.61 $	COMMON SHARES - ATM
2022/03/15	1,500	7.00 $	COMMON SHARES - OPTIONS
2022/03/29	1,500	7.00 $	COMMON SHARES - OPTIONS
2022/04/08	3,000	8.20 $	COMMON SHARES - ATM
2022/04/11	13,784	7.99 $	COMMON SHARES - ATM
2022/04/11	3,000	1.95 $	COMMON SHARES - OPTIONS
2022/04/12	7,729	7.92 $	COMMON SHARES - ATM
2022/04/12	1,000	7.00 $	COMMON SHARES - OPTIONS
2022/04/13	3,900	8.05 $	COMMON SHARES - ATM
2022/04/14	40,507	8.18 $	COMMON SHARES - ATM
2022/04/18	75,400	8.26 $	COMMON SHARES - ATM
2022/04/20	4,200	8.23 $	COMMON SHARES - ATM
2022/04/21	33,801	8.34 $	COMMON SHARES - ATM
2022/04/25	2,336	8.21 $	COMMON SHARES - ATM

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security	Nature of Issuance
2022/04/26	1,400	7.87 $	COMMON SHARES - ATM
2022/04/28	8,014	7.71 $	COMMON SHARES - ATM
2022/04/29	50,563	7.89 $	COMMON SHARES - ATM
2022/05/02	30,470	7.89 $	COMMON SHARES - ATM
2022/05/03	13,215	7.84 $	COMMON SHARES - ATM
2022/05/04	100,000	7.82 $	COMMON SHARES - ATM
2022/05/05	4,789	8.09 $	COMMON SHARES - ATM
2022/05/06	19,800	8.11 $	COMMON SHARES - ATM
2022/05/20	20,000	1.85 $	COMMON SHARES - OPTIONS
2022/05/24	2,100	7.08 $	COMMON SHARES - ATM
2022/05/24	500	7.19 $	COMMON SHARES - ATM
2022/05/25	5,501	6.83 $	COMMON SHARES - ATM
2022/05/26	1,000	6.76 $	COMMON SHARES - ATM
2022/05/27	5,591	6.90 $	COMMON SHARES - ATM
2022/05/31	15,583	6.92 $	COMMON SHARES - ATM
2022/06/01	12,402	6.96 $	COMMON SHARES - ATM
2022/06/01	7,121	6.91 $	COMMON SHARES - ATM
2022/06/02	20,000	2.35 $	COMMON SHARES - OPTIONS
2022/06/02	18,575	6.98 $	COMMON SHARES - ATM
2022/06/06	900	6.90 $	COMMON SHARES - ATM
2022/07/11	10,000	3.20 $	COMMON SHARES - OPTIONS
2022/07/13	10,000	3.20 $	COMMON SHARES - OPTIONS
2022/08/11	4,000	4.20 $	COMMON SHARES - OPTIONS
2022/08/24	10,000	3.10 $	COMMON SHARES - OPTIONS
2022/08/24	20,000	2.35 $	COMMON SHARES - OPTIONS
2022/09/09	15,000	3.20 $	COMMON SHARES - OPTIONS
2022/09/09	15,000	2.35 $	COMMON SHARES - OPTIONS
2022/09/09	20,000	1.85 $	COMMON SHARES - OPTIONS
2022/09/16	10,000	3.40 $	COMMON SHARES - OPTIONS
2022/11/09	10,000	4.20 $	COMMON SHARES - OPTIONS
2022/11/22	6,000	4.20 $	COMMON SHARES - OPTIONS
2022/12/30	10,000	- $	COMMON SHARES - OPTIONS
2022/12/30	(10,000)	- $	COMMON SHARES - OPTIONS
2023/04/17	4,850,000	6.10 $	COMMON SHARES - PUBLIC OFFERING
2023/05/04	25,000	3.20 $	COMMON SHARES - OPTIONS
2023/05/15	15,000	3.20 $	COMMON SHARES - OPTIONS
2023/05/18	15,000	3.20 $	COMMON SHARES - OPTIONS
2023/05/18	100,000	3.20 $	COMMON SHARES - OPTIONS
2023/05/18	25,000	3.20 $	COMMON SHARES - OPTIONS

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security	Nature of Issuance
2024/01/31	6,208,210	3.00 $	COMMON SHARES - LAC GUERET PROPERTY ACQUISITION
2024/02/28	12,500,000	2.71 $	COMMON SHARES - PRIVATE PLACEMENT
2024/02/28	12,500,000	2.71 $	COMMON SHARES - PRIVATE PLACEMENT

M.DIVIDEND POLICY

During the three most recently completed fiscal years and as of the date of this Circular, the Corporation has not paid any dividends on the Common Shares. Any decision to declare and pay dividends on the Common Shares in the future will be made at the discretion of the Board and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant at such time. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur.

N.INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth in “Interest of Certain Persons in Matters to be Acted Upon”,  “Voting Securities and Principal Holders” and “Business of the Meeting – The Related Party Private Placements – Related Party Transactions – Regulation 61-101 and TSXV Policy 5.9”, to the knowledge of NMG, as of the date of this Circular, no (a) director or executive officer of NMG; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, Common Shares, or a combination thereof carrying more than 10% of the voting rights attached to the Common Shares (any of these being an “insider”); (c) director or executive officer of an insider; or (d) associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction involving NMG since the commencement of NMG’s fiscal year ended December 31, 2023 or in any proposed transactions involving NMG which has materially affected or would materially affect NMG or any of its subsidiaries.

O.AUDITOR

The auditor of the Corporation is PricewaterhouseCoopers LLP at its office in Montreal, Québec, Canada.

P.ADDITIONAL INFORMATION

Financial information for the fiscal year ended December 31, 2023 is provided in NMG’s financial statements and the associated management’s discussion and analysis. Copies of NMG’s most recently filed annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of NMG that have been filed for any period after the end of NMG’s most recently completed financial year, along with the associated management’s discussion and analysis, are available to anyone, upon request, from the Corporate Secretary of NMG at 481, rue Brassard, Saint-Michel-des-Saints (Québec) J0K 3B0, and without charge to Shareholders.

NMG’s financial statements, related management’s discussion and analysis, and other information relating to NMG are also available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

APPROVAL OF DIRECTORS

The Board has approved the content and mailing of the Circular.

March 28, 2024

/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affaires & Corporate Secretary

SCHEDULE A

SHAREHOLDERS’ RESOLUTION CONCERNING THE MITSUI PRIVATE PLACEMENT

“BE IT RESOLVED that:

(A)

Nouveau Monde Graphite Inc. (the “Corporation”) be and is hereby authorized to issue to Mitsui & Co., Ltd. (“Mitsui”) 12,500,000 common shares in the capital of the Corporation (each, a “Common Share”), on a private placement basis, at a price of US$2.00 per Common Share and 12,500,000 Common Share purchase warrants, the subscription price in respect of which will be satisfied in full by Mitsui surrendering and cancelling its unsecured convertible note in the principal amount of US$25,000,000 issued by the Corporation on November 8, 2022 (as amended and/or amended and restated from time to time), together with the issuance of 1,052,695 Common Shares in respect of certain accrued interest thereunder, the whole pursuant to the subscription agreement dated February 14, 2024 between the Corporation and Mitsui, all as more particularly described and set forth in the Management Proxy Circular dated March 28, 2024 for the purposes of the special meeting of holders of Common Shares of the Corporation to be held on May 1, 2024;

(B)

any director or officer of the Corporation (other than directors who have declared an interest as a result of their relationship with Mitsui or the transaction with Mitsui) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing;

(C)

notwithstanding that this resolution has been duly passed by the disinterested holders of Common Shares, the board of directors of the Corporation is hereby authorized to abandon all or any part of this resolution without any further notice to or approval of the holders of Common Shares at any time before this resolution is acted on in whole or in part.”

SCHEDULE B

SHAREHOLDERS’ RESOLUTION CONCERNING THE PALLINGHURST PRIVATE PLACEMENT

“BE IT RESOLVED that:

(A)

Nouveau Monde Graphite Inc. (the “Corporation”) be and is hereby authorized to issue to Pallinghurst Bond Limited (“Pallinghurst”) 6,250,000 common shares in the capital of the Corporation (each, a “Common Share”), on a private placement basis, at a price of US$2.00 per Common Share and 6,250,000 warrants on Common Shares, the subscription price in respect of which will be satisfied in full by Pallinghurst surrendering and cancelling its unsecured convertible note in the principal amount of US$12,500,000 issued by the Corporation on November 8, 2022 (as amended and/or amended and restated from time to time), together with the issuance of 526,348 Common Shares in respect of certain accrued interest thereunder, the whole pursuant to the subscription agreement dated February 14, 2024 between the Corporation and Pallinghurst, all as more particularly described and set forth in the Management Proxy Circular dated March 28, 2024 for the purposes of the special meeting of holders of Common Shares of the Corporation to be held on May 1, 2024;

(B)

any director or officer of the Corporation (other than directors who have declared an interest as a result of their relationship with Pallinghurst or the transaction with Pallinghurst) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing; and

(C)

notwithstanding that this resolution has been duly passed by the disinterested holders of Common Shares, the board of directors of the Corporation is hereby authorized to abandon all or any part of this resolution without any further notice to or approval of the holders of Common Shares at any time before this resolution is acted on in whole or in part.”

SCHEDULE C

MITSUI NEW CONTROL PERSON RESOLUTION

“BE IT RESOLVED that:

(A)	the creation of a new control person of Nouveau Monde Graphite Inc. (the “Corporation”), being Mitsui & Co. Ltd. (“Mitsui”) be authorized; and
(B)

any director or officer of the Corporation (other than directors who have declared an interest as a result of their relationship with Mitsui or the transaction with Mitsui) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

SCHEDULE D

GM NEW CONTROL PERSON RESOLUTION

“BE IT RESOLVED that:

(A)

the creation of a new control person of Nouveau Monde Graphite Inc. (the “Corporation”), being General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co., (“GM”) be and is hereby authorized; and

(B)

any director or officer of the Corporation (other than directors who have declared an interest as a result of their relationship with GM) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

SCHEDULE E

PANASONIC NEW CONTROL PERSON RESOLUTION

“BE IT RESOLVED that:

(A)	the creation of a new control person of Nouveau Monde Graphite Inc. (the “Corporation”), being Panasonic Holdings Corporation (“Panasonic”) be authorized; and
(B)

any director or officer of the Corporation (other than directors who have declared an interest as result of their relationship with Panasonic) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

SCHEDULE F

Fort Capital Formal Valuation and Opinion

Fort Capital Partners
1010 – 510 Burrard Street
Vancouver, BC V6C 3A8

March 27, 2024

The Independent Directors of the Board & the Board of Directors

Nouveau Monde Graphite Inc.

995 Rue Wellington, Suite 240

Montreal, QC  H3C 1V3

To the Independent Directors of the Board and the Board of Directors:

Fort Capital Partners (“Fort Capital”, “we” or “us”) understands that Nouveau Monde Graphite Inc. (“NMG” or the “Company”) announced the signing of offtake agreements, agreements for the private placement of an aggregate of $87.5 million of equity and the repurchase of convertible notes in a press release dated February 15, 2024.  In addition to entering into offtake arrangements with General Motors Co. (“GM”) and Panasonic Energy Company (“Panasonic”), the Company entered into subscription agreements with GM and Panasonic pursuant to which GM and Panasonic will invest an aggregate of $50 million in the Company (the “Arm’s Length Private Placements”) by acquiring 25,000,000 common shares in the capital of the Company (the “Common Shares”) and 25,000,000 Common Share purchase warrants (the “Warrants”) at a price of $2.00 for one Common Share and an equal number of Warrants, which closed on February 28, 2024.  Contemporaneous with the Arm’s Length Private Placements announcement, NMG also announced that it had entered into agreements with respect to private placements of $25 million of equity with Mitsui & Co. Ltd. (“Mitsui”) and $12.5 million of equity with Pallinghurst Bond Limited (“Pallinghurst”, and together with Mitsui, the “Subject Placees”) (together, the “Related Party Private Placements”), on the same financial terms as the Arm’s Length Private Placements.  Furthermore, we understand that the subscription price in respect of the Related Party Private Placements will be satisfied in full by the Subject Placees surrendering and cancelling convertible notes of the Company dated November 8, 2022 as amended and restated as of April 4 and 11, 2023, respectively (each a “Convertible Note”) in the aggregate principal amount of $37.5 million, of which Mitsui and Pallinghurst hold $25 million and $12.5 million, respectively (such transactions together, the “Debt Settlement Transactions” and together with the Related Party Private Placements, the “Subject Transactions”).

As both Subject Placees are “interested parties”, and the Subject Transactions each constitute a “related party transaction”, within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the board of directors of the Company (the “Board”) is seeking a formal valuation in respect of the Subject Transactions in accordance with the requirements of MI 61-101, as well an opinion as to the fairness, from a financial point of view, of the Subject Transactions to the holders of the Common Shares (the “Shareholders”) other than the Subject Placees.

The independent directors of the Board (the “Independent Directors”) are supervising, among other matters, the review of the Subject Transactions and provide a recommendation with respect to the Subject Transactions to the Board as to whether it should recommend the Subject Transactions to the Shareholders, other than the Subject Placees.

The Board has retained Fort Capital to prepare a formal valuation of the Common Shares and a formal valuation of the Convertible Notes (the “Valuations”) in accordance with the requirements of MI 61-101 and provide an opinion as to whether the Subject Transactions are fair, from a financial point of view, to the Shareholders, other than the Subject Placees (the “Fairness Opinion” and, together with the Valuations, the “Opinions”).

Unless otherwise noted, all figures referred to herein are expressed in United States Dollars. Unless otherwise noted, all years referred to herein are the fiscal years ended December 31.

Background and Engagement of Fort Capital

Fort Capital was first contacted by NMG regarding a potential engagement on February 13, 2024 and retained by the Board by a letter agreement dated February 28, 2024 (the “Engagement Agreement”).

The Engagement Agreement provides for the payment to us of an engagement fee and payment upon the delivery of the Opinions to the Independent Directors.  None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Opinions or upon the completion of the Subject Transactions.

In addition, the Company has agreed to indemnify us in respect of certain liabilities that might arise out of our engagement. The fees payable to us pursuant to the Engagement Agreement are not financially material to us. No understandings or agreements exist between us and either NMG, the Subject Placees, GM, or Panasonic with respect to future financial advisory or investment banking business.

The Valuations have been prepared in accordance with the Canadian Institute of Chartered Business Valuators Standard 110 for Valuation Opinions. Additionally, Fort Capital has conducted such other analyses as it considered necessary in the circumstances to prepare and deliver the Opinions. The Opinions have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”), though Fort Capital is not a member of CIRO and CIRO has not been involved in the preparation or review of the Opinions. The Opinions are not, and should not be construed as, advice as to the price at which the securities of NMG may trade at any time.

Fort Capital consents to the inclusion of the Opinions in their entirety, and a summary thereof, in a management information circular of the Company (the “Circular”) to be prepared in connection with a special meeting of holders of Common Shares to be called for the purpose of voting on the Subject Transactions, as required by MI 61-101.

Credentials and Independence of Fort Capital

Fort Capital is an independent investment banking firm which provides financial advisory services to corporations, business owners, and investors.  Members of Fort Capital are professionals that have been financial advisors in a significant number of transactions involving public and private companies in North America and have experience in preparing fairness opinions and valuations.  The opinions expressed herein are the opinions of Fort Capital, and the form and content hereof have been approved for release by Fort Capital.

Fort Capital has considered the requirements of MI 61-101 regarding the independence and qualifications of a valuator and we are of the view that we are an “independent valuator” (as the term is described in MI 61-101) with respect to all Interested Parties, as later defined.

Neither Fort Capital, nor any of our affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Quebec)) of NMG, Pallinghurst or Mitsui or any of their respective associates or affiliates (collectively, the “Interested Parties”).  Fort Capital is not acting as an advisor to NMG or any Interested Party in connection with any matter, other than acting as advisor to the Board as described herein.

Other than its engagement by the Board on behalf of NMG in connection with the Subject Transactions, Fort Capital has not been engaged to provide any financial advisory services nor have we participated in any financings involving the Interested Parties, GM, or Panasonic within the past five years.

Fort Capital does not have a financial interest in the completion of the Subject Transactions and the fees paid to Fort Capital in connection with our engagement do not give Fort Capital any financial incentive in respect of the conclusion reached in the Opinions or in the outcome of the Subject Transactions.  There are no understandings, agreements, or commitments between Fort Capital and any of the Interested Parties with respect to any future business dealings.

Scope of Review

In preparing the Opinions, Fort Capital has, among other things, reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, the following:

(a)	press releases dated February 15, 2024 describing the contemporaneously announced offtake agreements and the Arm’s Length Private Placements, as well as the Subject Transactions;
(b)	a press release dated February 28, 2024 announcing the closing of the Arm’s Length Private Placements;
(c)	an investor briefing presentation dated February 19, 2024 describing the contemporaneously announced offtake agreements and Arm’s Length Private Placements, as well as the Subject Transactions;
(d)	a subscription agreement between NMG and Pallinghurst, dated February 14, 2024;
(e)	a subscription agreement between NMG and Mitsui, dated February 14, 2024;
(f)	a Convertible Note subscription agreement and side letter agreement between the Company and Pallinghurst, dated October 19, 2022, and amended and restated on April 4, 2023;

(g)	a Convertible Note subscription agreement and side letter agreement between the Company and Mitsui, dated October 19, 2022, and amended and restated on April 11, 2023;
(h)

a Technical Report (NI 43-101) titled “NI ,43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects”, dated August 10, 2022 with an effective date of July 6, 2022 (the “Integrated Feasibility Study”);

(i)

a Technical Report (NI 43-101) titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the Uatnan Mining Project”, dated February 24, 2023 and effective January 10, 2023 (the “Uatnan PEA” and together with the Integrated Feasibility Study, the “Technical Reports”);

(j)	an updated financial model of the integrated Matawinie Mine and Bécancour Battery Material Plant project prepared by NMG for the Board;
(k)	multiple Board presentations describing the process and key terms of the offtake agreements, the Arm’s Length Private Placements and the Subject Transactions;
(l)	multiple graphite flake and graphite anode market forecasts as prepared by Benchmark Mineral Intelligence (“BMI”);
(m)	consolidated annual financial statements of the Company for the years ended December 31, 2022, 2021, and 2020, together with the notes thereto and the auditor’s reports thereon;
(n)	management’s discussion and analysis of the results of operations and financial condition for the Company for the years ended December 31, 2022, 2021, and 2020;
(o)	interim financial statements and associated management’s discussion and analysis documents for the periods ending September 30, 2023, June 30, 2023 and March 31, 2023;
(p)	draft audited statements for the year and quarter ending December 31, 2023;
(q)	various material change reports and press releases as filed by the Company over the past three years;
(r)	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies that we considered relevant;
(s)	public information with respect to precedent transactions we considered relevant;
(t)

certain internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company relating to the business, operations and financial condition of the Company;

(u)	various presentations prepared by management of the Company;
(v)	discussions with senior management of the Company relating to the current business plans, financial conditions and prospects of the Company;
(w)	various research publications prepared by industry and equity research analysts regarding the Company, including other graphite and battery metal entities we considered relevant;
(x)

representations contained in a separate certificate dated the date hereof and addressed to Fort Capital from senior management of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinions are based;

(y)	discussions with legal counsel to the Company with respect to various legal matters relating to the Subject Transactions and other matters considered relevant; and
(z)	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

Fort Capital has not, to the best of our knowledge, been denied access by NMG to any information we requested.

Prior Valuations

Senior management of the Company has represented to Fort Capital that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of NMG or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinions are subject to the assumptions, qualifications and limitations below.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by NMG, or otherwise obtained by us pursuant to our engagement, and our Opinions are conditional upon such completeness, accuracy, and fair presentation.  Without limiting the generality of the foregoing, our descriptions in the Valuations and Fairness Opinion of NMG, its assets, businesses, and operations are derived from information that we have obtained from the Company or from other publicly available sources. Subject to the exercise of professional judgment and except as expressly described herein, we have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of NMG in connection with preparing the Opinions and we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements and reports of the auditors therein, in addition to draft audited interim financial statements for the Company.

With respect to the historical financial data, operating and financial forecasts, and budgets provided to us and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates, and judgments of management of the Company, having regard to the business, plans, taxation levels, financial condition, and prospects for NMG.

We have also assumed that the Subject Transactions will be completed substantially in accordance with the terms thereof and in the manner described in the subscription agreements with the Subject Placees and that the Circular will disclose all material facts relating to the Subject Transactions and will satisfy all applicable legal requirements.

Senior management of the Company has represented to us in a certificate dated the date hereof, among other things, that the information, data, and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us, and that the Company does not have any information or knowledge of any facts not public or otherwise specifically provided to us relating to the Company which would reasonably be expected to affect materially the Opinions to be given by us; that with the exception of forecasts, projections, or estimates, the written information and written data provided to us by NMG in connection with the Subject Transactions is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to us by the Company not misleading in light of the circumstances in which it was prepared (except to the extent that any such Information has been superseded by Information subsequently delivered to Fort Capital); and that to the extent that any of the data referred to above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to us or updated by more current information or data disclosed.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Subject Transactions or the sufficiency of the Opinions for those purposes.

The Valuations are rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at February 14, 2024 (the “Valuation Date”) and the conditions and prospects, financial and otherwise, of NMG as reflected in the Information and as represented to us in our discussions with management of NMG. In our analyses and in connection with the preparation of the Opinions, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions, and other matters, many of which are beyond the control of any party involved in the Subject Transactions.

These Opinions are being provided to the Board for its use in considering the Subject Transactions and may not be relied upon by any person, other than the Board, or used for any other purpose, without our prior written consent in each specific instance.

The Opinions are not intended to be and do not constitute a recommendation to the Board as to whether they should approve the Subject Transactions, nor as a recommendation to any shareholder as to how to vote or act at any meeting of shareholders called for the purpose of considering the Subject Transactions, or as an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Subject Transactions. We do not assume any responsibility or liability for losses incurred by any party as a result of the use of the Opinions contrary to their stated purposes and the limitations described herein.

We believe that our financial analyses must be considered as a whole and that selecting portions of our analyses and the factors we considered, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinions. The preparation of a valuation and of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The conclusions of our Valuations and Fairness Opinion are given as of the date hereof and, although we reserve the right to change or withdraw either or both of the Opinions if we learn that any of the information that we relied upon in preparing the Opinions was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw either of the Valuations or the Fairness

Opinion, to advise any person of any change that may come to our attention, or to update the Opinions, after the date hereof.

Graphite Market

Graphite is one of the most versatile non-metallic elements and a key component in battery anode applications.  Graphite’s properties, including conductivity, natural strength, and low relative weight, make it amenable to a broad range of applications including electronic uses (alkaline and lithium-ion batteries, fuel cells), metallurgy (high temperature lubricants, foundry and refractory applications) and technical uses (flame retardants, thermal diffusers, and nuclear reactors).  Raw (natural) graphite is mined in the form of amorphous graphite (most abundant form, lower carbon content) or flake graphite (higher purity and carbon content, more applicable for battery technologies), and then further processed in advanced manufacturing plants, particularly for energy applications.  Synthetic graphite can also be created through use of calcined petroleum coke (or “needle coke”); while synthetic graphite has several high-quality product attributes, its production is very energy intensive and comes with a more significant carbon footprint than natural graphite.

Demand for graphite is expected to expand significantly, particularly based on growth of the electric vehicle market, with a single EV required up to 50kg of graphite flake 1.  Currently 65% of flake graphite is mined in China, but almost 100% of spherical graphite (an upgraded product which is the key graphite precursor for battery anode applications) is produced out of China.  Based on the importance of graphite in supporting the energy transition, the E.U., U.S., Canada, Japan, Australia, and India have all declared graphite a critical mineral.

Figure 1 – Flake Graphite Demand Growth (Mt) 2

Strong demand for graphite based on underlying EV demand is expected to result in a supply-demand imbalance over the next decade, with 2022 representing the first year that battery anode demand overtook refractory and foundry industrial demand.  The expected shift toward natural graphite is expected to increase flake graphite demand from 626kt in 2022 to over 3.3Mt by 2030 2.

[1]	Source: Macquarie Research, “Graphite Market Outlook”, March 2023
[2]	Source: BMI Flake Graphite Forecast Q4 2023

Flake graphite prices (as measured on a China FOB basis) have been pressured since the beginning of 2023 on the back of subdued demand from the EV and steel sectors, and a small surplus is expected to exist in the 2026-2028 timeframe as new projects come into production.  However, this price weakness is expected to reverse after 2028 with the increasing importance of EV demand and the implied medium to long term supply-demand imbalance.

The pricing of downstream graphite products such as spherical graphite (“SPG”) is highly opaque, with current transactions largely represented by a small number of producers and consumers, largely within China.  Flake graphite requires a highly technical and power-intensive process through mining, shaping, purification, and coating to be transformed into active anode material (“AAM”) for use in battery applications.

Although graphite plays an essential role in the functioning of lithium-ion batteries, the contribution to the overall cost of a battery cell is relatively modest when compared to other inputs such as nickel, cobalt and lithium.  This has important implications for the way in which anode cell manufacturers and OEMs view graphite.  Broadly, they tend to prioritise quality, consistency, and the reputation of their graphite source ahead of cost considerations.  This is particularly important for NMG, as NMG will represent a high purity, locally sourced, and ESG friendly product for the North American market.  As a result of these attributes, it is expected that NMG’s flake and AAM materials will achieve premiums over respective prices indices in China.

Overview of NMG

The following discussion does not purport to be a complete description of NMG and should not be relied upon as such. Other material information may be found in the public filings made by the Company as part of its continuous disclosure obligations. The discussion below is intended to highlight some of the most relevant factors pertaining to the Company that we considered in the Valuations and the Fairness Opinion.

The Company was established on December 31, 2012 under the Canada Business Corporations Act and its registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Quebec.  The Common Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “NOU”, on the New York Stock Exchange (the “NYSE”) under the trading symbol “NMG”, and the Frankfurt and Berlin stock exchanges under the symbol “NM9A.F” and “NM9A.BE”, respectively.  The documents filed by NMG with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval, or “SEDAR+”.

NMG is developing a fully integrated source of battery anode material in Quebec, Canada for the growing lithium-ion battery and fuel cell markets, and other value-added graphite products.  The Company’s activities are focused on the Matawinie graphite mine (the “Matawinie Mine”) and the commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant” and together with the Matawinie Mine, the “Integrated Graphite Project”), both of which are progressing concurrently toward commercial operations.  NMG has advanced the Integrated Graphite Project to the feasibility stage, having filed a NI 43-101 technical report on August 10, 2022.  The Company is also exploring the potential of developing and operating the Uatnan graphite mining project (the “Uatnan Project”) in Lac Gueret, Quebec. The Uatnan Project is at a Preliminary Economic Assessment (“PEA”) stage and a NI 43-101 technical report was filed on February 24, 2023.

The Company is carrying out a phased-development plan to derisk its projects, starting with Phase 1 demonstration plants comprising shaping, purification and coating operations as well as graphite concentrate production. Phase 2, which encapsulates the Integrated Graphite Project, represents a large C$1.4Bn investment that would result in NMG becoming the first and largest integrated graphite product producer in North America.  The reserves at the Matawinie Mine support a 25-year mine life capable of producing an average of 103 ktpa of high purity graphite flake concentrate.  Approximately 74% of the Matawinie Mine production would be expected to be delivered as feedstock to the nearby Bécancour Battery Material Plant, which would provide for the vertical integration and beneficiation of graphite concentrate, producing approximately 43 ktpa of active anode material.

Figure 2 – Integrated Graphite Project Feasibility Study Economic Summary 3

Matawinie Mine	Unit	LOM
Mine Life	Years	25
Average Annual Graphite Concentrate Production	tonnes/yr	103,328
Initial Capex	C$M	$481
Opex Cost per tonne of Graphite Concentrate	C$/tonne	$565
Average Flake Basket Price	$/tonne	$1,675
Bécancour Battery Material Plant
Average Annual Throughput[4]	tonnes/yr	63,775
Initial Capex	C$M	$923
Opex Cost per tonne of AAM Throughput	C$/tonne	$2,249
Average AAM Basket Price	$/tonne	$9,051
Average Purified 50+ Mesh Price	$/tonne	$5,104
Integrated Project
After-Tax NPV8%	C$M	$1,581
After-Tax IRR	%	21.0%

The mineral reserve and resource summaries for the Matawinie Mine and Uatnan Project are shown below:

Figure 3 – Matawinie Mine and Uatnan Project - Contained Graphite Reserves and Resources

(millions of tonnes) 5

	Ownership	P&P	M&I	Inferred	Total
Matawinie (Mt)	100%	2.6	5.6	1.0	9.1
Uatnan (Mt)	100%	-	11.3	3.1	14.4
Total (Mt)		2.6	16.9	4.1	23.5

[3]	NI 43-101 Technical Feasibility Study Report for Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects
[4]	Consists of ~43ktpa of AAM, ~18ktpa of by-product fines, and ~3 ktpa of purified jumbo flake production
[5]	NI 43-101 Technical Feasibility Study Report for Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects and PEA Report for the Uatnan Project

The Company has not generated revenue from operations since its inception and its assets are exploration and demonstration stage properties. The Company has a history of losses and expects to continue to incur losses in the future until such time that its projects enter commercial production.  Over the past two years, the Company has spent approximately C$15.3 million per quarter.

The Company has historically financed its operations through the issuance of equity and has raised over $175 million in equity capital since 2020, at prices ranging from $1.50 to $11.40 per share (prior to giving effect to the Arm’s Length Private Placements and the Related Party Private Placements).  On November 8, 2022, the Company entered into a convertible note loan agreement with the Subject Placees and Investissement Québec for the issuance of an aggregate of $50 million of Convertible Notes to advance the exploration, permitting, and pre-development work at the Integrated Graphite Project.  Management has indicated to Fort Capital that, as of February 14, 2024, and prior to giving effect to the Arm’s Length Private Placements from GM and Panasonic, the Company had approximately C$29 million in cash on its balance sheet.

Figure 4 – Historical Balance Sheets

C$000’s
Assets	2021A	2022A	2023A6
Current Assets
Cash & Cash Equivalents	$62,355	$59,924	$36,332
Account Receivables and Other Current Assets	$9,056	$10,317	$3,897
Restricted Cash and Deposits	-	$621	-
Prepaid Expense	$2,768	$3,062	$2,697
Total Current Assets	$74,179	$73,924	$42,926
Tax Credits Receivable	$5,509	$5,458	$8,846
Equity Investment	-	$800	$1,075
Property, Plant and Equipment	$42,103	$64,135	$66,619
Intangible Assets	$481	$182	$59
Right-of-Use Assets	$2,254	$2,656	$1,884
Restricted Cash and Deposits	$1,823	$2,919	$2,530
Total Assets	$126,349	$150,074	$123,939

Current Liabilities
Accounts Payables & Accrued Liabilities	$15,193	$15,429	$9,798
Deferred Grants	-	$20	$1,255
Current Portion of Lease Liabilities	$329	$431	$451
Current Portion of Borrowings	$208	$225	$480
Total Current Liabilities	$15,730	$16,105	$11,984
Asset Retirement Obligations	$1,009	$952	$987
Lease Liabilities	$1,994	$2,386	$1,636
Borrowings	$1,921	$1,763	$1,278
Convertible Notes[7]	-	$56,544	$53,624
Total Liabilities	$20,654	$77,750	$69,509

Shareholders’ Equity
Share Capital	$206,483	$210,786	$238,823
Other Reserves	-	$829	$7,692
Contributed Surplus	$16,102	$25,313	$28,502
Deficit	($116,890)	($164,604)	($220,587)
Total Shareholders’ Equity	$105,695	$72,324	$54,430

[6]	Draft audited statements as at December 31, 2023
[7]	Convertible Notes converted from USD to CAD

Figure 5 – Historical Statement of Losses

C$000’s	2021A	2022A	2023A8

Expense
Exploration and Evaluation Expenses	$8,362	$7,427	$9,456
Battery Material Plant Project Expenses	$5,976	$19,090	$22,944
General and Administrative Expenses	$24,203	$28,674	$22,704
Other Income	($57)	-	-
Operating Loss	$38,484	$55,191	$55,104
Net Financial Costs / (Income)	$1,006	($7,877)	$479
Loss Before Tax	$39,490	$47,314	$55,583
Income Tax	$400	$400	$400
Net Loss and Comprehensive Loss	$39,890	$47,714	$55,983

At the Valuation Date, and after giving effect to the Arm’s Length Private Placements, NMG had a market capitalization of $196 million and enterprise value of $177 million, assuming the Convertible Notes are treated as debt.

Figure 6 – Market Capitalization and Enterprise Value Summary as of February 14, 2024

Pro Forma for the Arm’s Length Private Placements

(in US$M unless otherwise noted)
Last Sale Price (Feb 14, 2024) ($)	$2.08
Basic Shares Outstanding	92.1
TSM Dilutive Securities	2.0
Total Shares Outstanding (TSM)	94.1
Market Capitalization (TSM)	$196
Plus: Debt	$1
Plus: Convertible Notes	$50
Plus: Lease Obligations	$2
Less: Cash	($71)
Less: Equity Investments	($0)
Total Enterprise Value	$177

[8]	Draft audited statements as at December 31, 2023

Figure 7 – Summary Capitalization Table

Pro Forma for Arm’s Length Private Placements 9

	Basic Shares (M)	% Of Basic	Dilutive Securities (M)	% of ITM F.D. Shares
Total Insiders	1,023	1.1%	2,663	3.0%
Panasonic	12,500	13.6%	12,500	20.2%
GM	12,500	13.6%	12,500	20.2%
Pallinghurst	11,541	12.5%	526	9.7%
Investissement Québec	5,796	6.3%	449	5.0%
Mason	6,208	6.7%	-	5.0%
Mitsui	-	-	1,053	0.8%
Total Corporations & Institutions	48,545	52.7%	27,028	60.9%
Other Unidentified Shareholders	42,544	46.2%	2,246	36.1%
Total Shares Outstanding	92,112	100.0%	31,937	100.0%

Historical Share Trading

NMG commenced trading on the NYSE on May 24, 2021 under the symbol “NMG”, and over the past 12 months approximately 65% of the average volume traded has been on the NYSE.

The volume weighted average price (“VWAP”) on the NYSE in the five days and 20 days prior to and including February 14, 2024, the day before the offtake agreements, the Arm’s Length Private Placements and the Subject Transactions were announced (the “Unaffected Date”), was $1.98 and $2.08 per share, respectively.

Figure 8 – NMG (NYSE:NMG) Trading History 10

[9]	“In the money” (ITM) fully diluted shares assumes that the Convertible Note is out of the money and associated shares and derivatives will not convert
[10]	S&P Capital IQ as at February 14, 2024

The Arm’s Length Private Placement price of $2.00 (the aggregate purchase price for one Common Share and one Common Share Warrant) represents a discount of 3.8% to the closing price of the Common Shares on the Unaffected Date, and a 1.2% premium and 3.8% discount to the 5-day and 20-day VWAP on the NYSE on such date, respectively.

Fort Capital evaluated numerous valuation techniques for the Common Share Warrant, which has some unconventional terms including a specified exercise trigger tied to a final investment decision (“FID”), and concluded that the attributable value of the Warrant was approximately $0.30.  Taking into effect the value of the Warrant, the allocated value of a Common Share would be $1.70, a discount of approximately 18% to the closing price of the Common Shares on the Unaffected Date, and a 14% and 18% discount to the 5-day and 20-day VWAP on the NYSE on such date, respectively.

VALUATION OF COMMON SHARES

Approach to Value

Our Valuation of the Common Shares is based on techniques and assumptions that Fort Capital considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value for the Common Shares.

Fair market value (“FMV” or “Fair Market Value”) means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

The FMV of the Common Shares was analyzed on a going concern basis and is expressed on an en bloc basis. The assumption that the Company can be regarded as a going concern is significant (and outlined as a risk in the auditor’s report in the Company’s financial statements) and there is no certainty that the Company will be able to continue to meet its financial obligations and secure sufficient funds to finance working capital and complete the development of and construction of the Integrated Graphite Project. However, given the substantial progress to date, including the feasibility study and the interest of GM and Panasonic to enter into offtake agreements and completing the Arm’s Length Private Placements, combined with the future earnings potential of the Integrated Graphite Project (which would be in excess of liquidation value), a going concern assumption was deemed appropriate.

In accordance with MI 61-101, we have not made any downward adjustment to the value of the Common Shares to reflect the liquidity of the Common Shares or the effect of the Subject Transactions on the Common Shares for the purpose of this Valuation.  However, we do note that the securities purchased by the Subject Placees do not represent a controlling interest in the Company and are subject to resale restrictions and such considerations are addressed separately in the Fairness Opinion.

As the Subject Transactions do not represent a change of control, we have also not taken into account any potential synergies that could accrue to the Subject Placees as it relates to the Subject Transactions.  In addition, and on the same basis, the possible existence of special purchasers has not influenced the conclusion of this Valuation.

Valuation Methodologies

In reaching our conclusion with respect to this Valuation, we have utilized a Sum-of-the-Parts (“SOTP”) approach, using multiple valuation techniques to separately consider each of the Integrated Graphite Project and the Uatnan Project, as well as ongoing future corporate costs and other balance adjustments to determine the en bloc equity value of the Company, which is then reflected on a per Common Share basis.

Specifically, for the Integrated Graphite Project and the Uatnan Project, we considered the following:

I.	Multi-step discounted cash flow (“DCF”) analysis, including:
a.

Determination of the net present value (“NPV”) of the Integrated Graphite Project and Uatnan Project using a determined weighted average cost of capital (“WACC”) which reflects the risk factors appropriate to each, including sensitivity to selected scenarios;

b.

Net Asset Value (“NAV”) analysis using an 8% to 10% discount rate (being the industry standard for base metal and other similar mining projects) on individual projects, including sensitivity to selected scenarios;

i.	We then apply a risk or trading multiple to the determined NAV based on comparable trading analysis;
c.	Comparison of the determined WACC relative to the implied internal rate of return (“IRR”) based on a range of price to NAV (“Price/NAV”) multiples; and
II.	Comparable companies analysis, looking at the valuation ascribed by capital markets to companies in the graphite and battery metal sectors.

Given the development stage nature of the Integrated Graphite Project, including the anticipated production, grade, revenue mix, and associated cost profiles, we determined that the DCF approach was the most appropriate measure for assessing the fundamental value of assets of the Company. DCF analysis is also reflective of the impact of changes in commodity prices, capital expenditures and working capital influences. Operational forecast assumptions used were largely based on the feasibility studies along with discussions with management.

With respect to comparable company analysis, Fort Capital considered Price/NAV multiples of comparable battery metal developers as well as asset-based measures based on enterprise value/resource multiples.  With respect to precedent graphite projects, Fort Capital considered Price/NAV multiples as well as asset-based measures including enterprise value to resource multiples, as well as historical cost metrics.

Discounted Cash Flow Methodology

The principal valuation methodology we have used is the DCF approach.  Fort Capital based its analysis primarily on the Technical Reports and associated models, reflecting management input, changes and updates through to the Valuation Date.  Fort Capital then undertook to update and revise the analysis based on discussions with management as well as current market conditions.  The material changes included:

●	application of two separate price scenarios for both graphite flakes and AAM to reflect current market conditions, including keeping current prices steady to reflect existing market conditions and likely perspective of project finance lenders (the “Flat Real Scenario”), as well as an updated medium- and long-term price forecast provided to the Company from BMI, which projects increased prices resulting from stronger graphite demand (the “Forecast Scenario”);
●	reflecting the impact of the negotiated offtake agreements with regards to realized pricing for the Integrated Graphite Project;
●	adding pre-construction development expenditures to bring the Integrated Graphite Project to an FID stage;
●	reflecting the impact of the proposed Canadian Clean Technology Manufacturing Investment Tax Credit (the “Canadian ITC”);
●	adding additional study and development expenditures to bring the Uatnan Project to an FID stage;
●	reflecting an FID/construction start date of January 2025 for the Integrated Graphite Project and January 2031 for the Uatnan Project; and
●	discounting projected cash flows to the Valuation Date, as compared with the starting construction dates as set out in the Feasibility and PEA models, respectively.

WACC

To determine the appropriate discount rate for the Integrated Graphite Project and the Uatnan Project, Fort Capital used two broadly accepted methodologies to estimate WACC, being the Capital Asset Pricing Model and the Build-up Approach, to determine an estimate of an appropriate cost of equity.  In addition to application of a size premium in both methods, Fort Capital also added a company specific risk premium to reflect the significant risks facing the Company, including, but not limited to, the early-stage nature of the projects, significant construction cost and timing risks, risks associated with qualifying the AAM, as well as the opaque nature of the graphite market in general.

Estimates of WACC were then determined based on the determined cost of equity and early indications as to project lending metrics, both in terms of leverage levels and potential financing costs.  The resulting WACCs were 12.5% and 19.0% for the Integrated Graphite Project and the Uatnan Project, respectively.

NPV Results and Sensitivity

Fort Capital then considered the impact of various discount rates and commodity prices.  The Integrated Graphite Project is highly sensitive to pricing, with (i) a 5.0% change in underlying index prices resulting in a 16% change in the NPV of the Integrated Graphite Project under the Flat Real Scenario and a 9% change in the NPV of the Integrated Graphite Project under the Forecast Scenario and (ii) a 0.5% change in the discount rate resulted in a 17% change in the NPV of the Integrated Graphite Project under the Flat Real Scenario and 12% under the Forecast Scenario.  Fort Capital also conducted further sensitivity analysis with respect to capital expenditures, FID/construction start date, operating costs, and terminal values for the Bécancour Battery Material Plant, as well as the impact of the proposed Canadian ITC, which is expected to be passed into law in April 2024.

NAV Multiples

While industry standard is to use an 8% to 10% discount rate to allow for comparison of cash flows from different projects (and an 8% discount rate used in the Technical Reports), the application of any single discount rate does not reflect the differing risks associated with bringing any specific project into commercial production.  There is considerable risk associated with the permitting, development and construction of any mining project, and this is primarily the reason as to why most development companies trade at a substantial discount to their underlying project or corporate NAVs.

These discounts encapsulate multiple risk factors including (but not limited to):

●	Mine/project location (e.g. “mine friendly” jurisdictions versus politically less stable regions);
●	Stage of project and expected time to commercial production (resource, preliminary economic assessment, pre-feasibility, feasibility and construction);
●	Cost profile, including anticipated placement of the Integrated Graphite Project on a global cost curve;
●	Relative ease or difficulty of permitting (impacting timing and cost estimates);
●	Type of ore body and associated mining and processing technologies, including relative capex intensity;
●	Potential for additional exploration upside; and
●	Certainty of funding, liquidity, and the availability of leverage.

In considering the Integrated Graphite Project, and more specifically the Matawinie Mine, we note that it is located in a stable jurisdiction, has a straightforward timeline to commercial production, and well known permitting and processing techniques for the production of concentrates.  The integrated nature of the Integrated Graphite Project and the significant capital expenditure associated with the Bécancour Battery Material Plant (Phase 2) relative to the current size of NMG, together with overall processing complexity, increases the overall risk of the project (addressed in part by the investment and understanding gained from in the Phase 1 demonstration facility).  Further, we note that there is an onerous and lengthy process to qualify active anode material with offtakers (including OEMs such as GM and Panasonic), which could serve to increase the overall risk profile.

As a test to the reasonableness of the applied NAV multiples, we looked at the internal rates of return projected to be generated by the projects based on published studies and market trading values. For the

Company, Fort Capital utilized the same operating models used in the development of the DCF analysis, and then calculated the implied internal rates of return assuming a purchase price based on the selected NAV multiple ranges.  This analysis generated an implied IRR range of 11.5% to 13.3% for the Integrated Graphite Project when a Price/NAV multiple range of 0.25x to 0.45x is applied against the determined NAV using an 8% discount rate.  This range aligns well with the WACC utilized in the DCF analysis.

Comparable Company Analysis Methodology

As a secondary valuation measure, Fort Capital considered comparable company trading analysis, based on both underlying Price/NAV trading multiples (which also informed views for the NAV analysis) as well as asset-based measures including Enterprise Value to Contained Reserves and Resources.

Fort Capital considered publicly traded graphite and battery metal producers and developers as being the most relevant set of comparable companies.  Within this set, Fort Capital considered relative stage of the asset (PEA stage or prior, versus post PEA stage) as well as geo-political factors.

Figure 9 – Selected Comparable Companies

Graphite Developers	Graphite Producers	Battery Metal Producers
Black Rock Mining	NextSource Materials	Arcadium Lithium
EcoGraf	Northern Graphite	GrafTech
Graphite One	Quantum Graphite	Iluka Resources
Renascor Resources	Syrah Resources	Lithium Americas (Argentina)
South Star Battery Metals		Lynas Rare Earths
SRG Mining		MP Materials
Talga Group		Pilbara Minerals
Walkabout Resources		Sigma Lithium
Westwater Resources		Syrah Resources

Figure 10 – Comparable Company Summary Trading Multiples

Comparable Companies	Avg. P / NAV	Median P / NAV	Avg. 2025E EV / EBITDA	Median 2025E EV / EBITDA
Graphite Developers	0.3x	0.3x	11.8x	3.6x
Graphite Producers	0.4x	0.4x	9.3x	9.3x
Battery Metal Producers	0.7x	0.7x	6.7x	7.1x

The range of Price/NAV multiples (using consensus NAV figures) for graphite developers reviewed was 0.2x to 0.5x (with a median of 0.3x); for graphite producers, we observed a Price/NAV range of 0.2x to 0.6x; and for battery metal producers we determined the range to be 0.3x to 1.0x Price/NAV.  On the Unaffected Date, NMG was trading at a Price/NAV multiple of 0.30x its consensus NAV figure.

These figures informed our selected Price/NAV range of 0.25x to 0.45x for the Integrated Graphite Project in the NAV analysis above, as well as for the comparable company analysis which also considered the consensus NAV from published research analysts.

Fort Capital also looked at more advanced stage battery metal companies, including rare earth metals and lithium developer/producers. While many of the comparable companies are themselves in the development stage, Fort Capital looked at EV/EBITDA trading metrics for 2025 for those companies expected to be in commercial operation at that time.  This resulted in an observed range of 2025 EV/EBITDA multiples of 3.4x to 9.4x, with a median of 7.1x.  These figures informed our selected multiple range of 4.5x to 5.5x, which was then applied to the 2028 forecast for the Integrated Graphite Project (the first full year of commercial production) and adjusted for the debt portion of the project capital costs required to achieve commercial production.  This future range of value was then discounted back at the determined equity discount rate to generate a current value range.

Precedent Transaction Methodology

A review of precedent transactions in the battery metals sector did not result in any transactions that Fort Capital deems to be comparable given the Company’s current development status and stage of the Integrated Graphite Project, project capital expenditures and financing requirements, and future revenues and margins associated with the specific offtake arrangements and end markets for the Company’s products.

Fort Capital did, however, place significant reliance on the recently completed acquisition of the Uatnan Project by NMG from Mason Resources Inc. (“Mason”) on January 31, 2024.  While NMG and Mason had previously agreed on a joint venture arrangement with respect to the Lac Gueret property / Uatnan Project, the transaction that was announced on January 22, 2024 represented an acquisition of 100% of the project and could be considered as a negotiated transaction between arm’s length parties.  The announced transaction set out an acquisition price for 100% of the Lac Gueret property / Uatnan Project for total immediate consideration of 6.2 million Common Shares (equivalent to C$17.4 million based on the closing share price of NMG on announcement of the transaction), and a future payment of C$5 million payment to be made at the start of commercial production.

Sum of the Parts Analysis

Based on the above noted analysis and methodologies, Fort Capital determined an indicative value range for the Integrated Graphite Project to be $270 million to $330 million.  This indicative value incorporates the results from the DCF (both the Flat Real Scenario and the Forecast Scenario), the Comparable Company Analysis based on NAV multiples applied to both the underlying NAV determined by Fort Capital, as well as the Consensus NAV and the future EBITDA multiples.

Fort Capital also determined an indicative value range for the Uatnan Project to be $17 million to $30 million, placing primary reliance on the DCF and precedent transaction perspectives.

Fort Capital then reflected present value of future corporate G&A (above the individual mine level), and made further balance sheet adjustments to determine the en bloc Fair Market Value for NMG as a whole, as well as on a per Common Share basis.

Figure 11 – Sum of the Parts Summary

Asset	Low ($M)	High ($M)
Integrated Graphite Project	$270.0	$330.0
Uatnan Project	$17.0	$30.0
Corporate Expenses (Tax Affected)	($99.6)	($87.6)
Net Asset Value	$187.4	$272.4
Add: Cash[11]	$21.4	$21.4
Add: Equity Investments (Mark to Market - February 14, 2024)	$0.5	$0.5
Subtract: Debt[12]	($1.3)	($1.3)
Subtract: Convertible Notes (Face Value)	($50.0)	($50.0)
Subtract: Lease Liabilities[12]	($1.5)	($1.5)
Indicative Value	$156.4	$241.4
Shares Outstanding (Treasury Stock Method)[13]	69.1	69.1
Indicative Value per Share (US$ / Share)	$2.26	$3.49

Indicative Value (Pro Forma Arm’s Length Private Placements)	$206.4	$291.4
Shares Outstanding (Treasury Stock Method)[13]	94.1	105.2
Indicative Value per Share (US$ / Share)	$2.19	$2.77

Valuation Conclusion – Common Shares

In arriving at our opinion as to the Fair Market Value of the Common Shares, Fort Capital did not attribute any specific weight to a valuation methodology, but rather made qualitative judgments based upon its experience in rendering such opinions and on prevailing circumstances, including current market conditions, as to the significance and relevance of each valuation methodology and overall financial analysis.  Based on this analysis and judgement, we selected an en bloc equity value range of $206 million to $291 million.  Our Valuation is provided on the assumption that the Arm’s Length Private Placements were completed on the Valuation Date.

Based on assumptions, limitations and qualifications contained herein, it is the opinion of Fort Capital that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Fair Market Value range of the Common Shares is $2.19 to $2.77 per share.

In accordance with MI 61-101 the above noted Fair Market Value per Common Share is presented on an en bloc basis, before any adjustments for minority interest or for liquidity, though the Related Party Private

[11]	Approximation as at February 14, 2024
[12]	Draft audited statements as at December 31, 2023
[13]	Applied proceeds from dilutive securities to repurchase stock at the indicative value

Placements do not represent a control block and come with significant restrictions, including resale restrictions on the holding of the Common Shares purchased by the Subject Placees.

VALUATION OF CONVERTIBLE NOTES

On October 19, 2022, the Company entered into a private placement of $50 million Convertible Notes due November 8, 2025 with Mitsui, Pallinghurst, and Investissement Québec, of which Mitsui subscribed for $25.0 million and each of Pallinghurst and Investissement Québec subscribed for $12.5 million.  The terms of the Convertible Notes were subsequently amended on or about April 8, 2023.

Summary of Key Terms of the Convertible Notes

As amended, the Convertible Notes have an initial maturity date of November 8, 2025 and carry an annual interest rate equal to the greater of (i) 7.0% or (ii) 3-month term SOFR (secured overnight financing rate) plus 5.0%, payable quarterly.  The Convertible Notes allow for interest to be paid in Common Shares based on the market price of the Common Shares at the quarter end, and to be reserved for and issued upon approval by the TSXV and NYSE.

Prior to repurchase or redemption, holders of the Convertible Notes have the right to convert the principal amount of their Convertible Notes into units (the “Units”), each of which consists of one Common Share and one Common Share warrant (the “Note Warrant”), based on a conversion price of $5.00 per Unit.  Each Note Warrant enables the holder thereof to acquire an additional Common Share at an exercise price of $5.70 per Note Warrant for a period of 24 months from the date of issuance of the Note Warrants (being the date of conversion from Convertible Note to Units).

The Company has the right, at its sole and absolute discretion, from December 31, 2023, to repurchase the Convertible Notes for cash (the “Repurchase Price”) equal to the greater of:

i.

The principal amount of the Convertible Notes plus any accrued and unpaid interest plus an amount equal to the unaccrued interest under the Convertible Note from the repurchase date to the Maturity Date discounted to the repurchase date at an annual rate of 7.0%, compounded daily; or

ii.

The principal amount of the Convertible Notes plus any accruing interest from the issuance date of the Convertible Note at a rate of 12.0% per annum, compounded daily, less the sum of all interest previously paid on the Convertible Note.

If at any time prior to maturity date of the Convertible Notes the Company completes a FID, a holder of Convertible Notes may elect to participate in the associated equity financing.  If they do so, the Company may then elect to issue Common Shares as redemption of the Convertible Notes at a price equal to the lower of (a) the closing pricing of the Common Shares on the day prior to closing of an associated project equity financing or (b) the price per share at which Common Shares are being offered and issued upon such project equity financing.

Valuation of the Convertible Notes

To determine the Fair Market Value of the Convertible Notes, Fort Capital looked at separate component parts, being the underlying value of the future cash flows to maturity (the “Bond Value”) and the value of the embedded call option on the Units (the “Call Value”).

To consider the Bond Value, Fort Capital considered the future interest and principal payment requirements, and discounted such amounts by applying an estimate of the required interest rate for the Company based on current market conditions.  Using an interest rate range of 10% to 14%, Fort Capital determined the Bond Value to be $967 to $1,024 (per $1,000 of principal value).

Figure 12 – Value of the Underlying Bond

Fort Capital then considered the Call Value associated with the Convertible Note.  There is value to the right to convert the Convertible Note into a number of Common Shares at a fixed price (the “Common Call Value”) and also the value associated with the right to convert the Note Warrants into Common Shares at a fixed price (the “Warrant Call Value”).  The Warrant Call Value must be discounted to assess the probability that the Convertible Notes will be converted by the holder at or prior to maturity.

We determined the Call Value (which is represented by the sum of the Common Call Value and the Warrant Call Value) to be in a range of $41 to $62 (per $1,000 of principal value), as set out below:

Figure 13 – Value of the Embedded Options

Valuation Conclusion – Convertible Note

Figure 14 – Sum of Parts Summary – Convertible Note

Based on assumptions, limitations and qualifications contained herein, it is the opinion of Fort Capital that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Fair Market Value range of the Convertible Note is $1,008 to $1,085 (per $1,000 of principal value).

FAIRNESS OPINION

Additional Related Party Private Placement Considerations

As noted above, after deducting the value of the Warrant, the adjusted value of a Common Share purchased in the Related Party Private Placements would be $1.70, which represented a discount of approximately 18% to the closing trading price of the Common Shares on the NYSE on the Unaffected Date, and discounts of 14% and 18% to the 5-day and 20-day VWAP on such date, respectively.  We are of the opinion that these are not unreasonable discounts to trading value when considering (a) the current market environment, generally, (b) the large size of the offering relative to the available trading float of NMG, and (c) the resale restrictions associated with the Related Party Private Placements. Further, the effective discounts are in line with other recent large capital raises conducted by battery metal developers over the last twelve months.

The Arm’s Length Private Placement terms represent the conclusion of arm’s length negotiations and a broad process run by the Company and its financial advisor to secure long term offtake arrangements enabling NMG to significantly de-risk the Integrated Graphite Project and advance associated project finance discussions ahead of a FID.

The Company set forth a requirement for potential offtakers to participate in the equity funding (both on announcement of offtake and future commitments).  Absent the offtake agreements, NMG was facing challenging capital market conditions under which “standalone” equity financing was likely not available.

Under the requirements of MI 61-101, which specifically excludes the application of any discounts for minority ownership interests or for relative liquidity, the Fair Market Value range of the Common Shares was determined to be $2.19 to $2.77 per Common Share.  However, the Common Shares and Warrants to be received by the Subject Placees under the Related Party Private Placements will continue to represent minority holdings.  Conventionally, this would be expected to reduce the value to holders by 15% to 30% as compared to en bloc value.  Further,  the securities issued pursuant to the Related Party Private Placements are subject to hold periods, specifically four months for Pallinghurst and 12 month for Mitsui.  The restriction on the ability to trade Common Shares would also be expected to reduce the value to a holder, and we believe that this range would be a further discount of 5% to 10% or more (as commonly observed by private placements in public securities that have similar hold periods).  Taken together, the minority and illiquidity discounts could aggregate 20% to 40% or more, depending on market conditions and other factors.   Applying the mid-point of this discount range (30%) to the Fair Market Value of the Common Shares would result in an indicative minority and liquidity adjusted value range of $1.53 to $1.94 per Common Share, which compares to the allocated value of a Common Share of $1.70 under the Related Party Private Placement terms.

Additional Convertible Note Observations

Based upon the above noted terms, the Company has the right to repurchase the Convertible Notes at any time after December 31, 2023, and the determined Repurchase Price would currently equate to $1,137 (per $1,000 of principal value).  This compares favourably with the Debt Settlement Transaction, which has an effective price of par ($1,000) plus accrued interest to the Valuation Date.

Summary of Fairness Considerations

Fort Capital’s assessment of the fairness of the Subject Transactions, from a financial point of view, was based upon several quantitative and qualitative factors including, but not limited to:

●	The Common Share price implied by the Related Party Private Placements is within the minority and liquidity adjusted indicated value range of the Common Shares;
●	The Related Party Private Placements were completed on the same terms as the Arm’s Length Private Placements, which were negotiated on an arm’s length basis;
●	The Arm’s Length Private Placement terms represent the conclusion of a broad process run by the Company and its financial advisor to secure long term offtake arrangements enabling NMG to significantly de-risk the Integrated Graphite Project in advance project finance discussions ahead of a FID:
-	The Company set forth a requirement for potential offtakers to participate in the equity funding (both on announcement of offtake and further commitments);
-	Absent the offtake agreements, NMG was facing challenging capital market conditions for “standalone” equity financing;
-	In addition to equity participation on announcement of the offtake agreements, GM and Panasonic (along with potential co-investors) have made $275 million in further equity funding commitments upon reaching FID (the “Tranche 2 Investment”), greatly reducing and de-risking the equity portion of the required capital funding for the Integrated Graphite Project;

The Arm’s Length Private Placement terms set out broad lock-up and standstill arrangements, reducing potential risks to Shareholders in terms of overhang and opportunistic acquisition approaches;
●	Pallinghurst and Mitsui had existing preexemptive rights to participate alongside GM and Panasonic on the same financial terms as the Arm’s Length Private Placements, the aggregate of which was greater than the aggregate issuance amount of the Related Party Private Placements;
●	If the conversion price associated with the Convertible Note remains above the trading price of Common Shares at maturity or FID, it is unlikely that holders of the Convertible Note will exercise their conversion rights. If the holders of the Convertible Notes elect to participate in the equity financing upon FID, while the Company does retain rights to force those holders to take Common Shares in repayment of the Convertible Notes, the Company would face uncertainty with respect to future incremental dilution if required to refinance the Convertible Notes, including accrued interest, ahead of FID; and
●	NMG continues to face considerable risk in the advancement of the Integrated Graphite Project, including reaching all the conditions precedent for FID and arranging incremental equity and debt commitments.

Fairness Conclusion

As the Related Party Private Placements fall within the range of minority and liquidity adjusted value for the Common Shares and the Debt Settlement Transaction is proposed at a price within the Fair Market Value of the Convertible Note, along with our assessment of the other considerations as set forth above, it is the opinion of Fort  Capital that the Subject Transactions are fair, from a financial point of view, to the Shareholders of NMG, other than the Subject Placees.

SUMMARY OF OPINIONS

Valuation

It is the opinion of Fort Capital that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Fair Market Value range of the Common Shares is $2.19 to $2.77 per Common Share and the Fair Market Value of the Convertible Notes is 1,008 to $1,085 (per $1,000 of principal value).

Fairness Opinion

It is the opinion of Fort Capital that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Subject Transactions are fair, from a financial point of view, to Shareholders of NMG, other than the Subject Placees.

Yours very truly,

FORT CAPITAL PARTNERS